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As filed with the Securities and Exchange Commission on May 20, 2005

No. 333-122351

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
To
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SYNAGRO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4953 (Primary Standard Industrial Classification Code Number)	80-0219860 (I.R.S. Employer Identification No.)

1800 Bering Drive, Suite 1000
Houston, Texas 77057
(713) 369-1700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert C. Boucher
President and Chief Executive Officer
Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057
(713) 369-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Andrew J. Terry Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Steven J. Slutzky Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

        If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY     , 2005

32,938,076 Shares

Synagro Technologies, Inc.

Common Stock

        This is an offering of common stock of Synagro Technologies, Inc. Of the 32,938,076 shares offered hereby, 9,523,810 shares are being sold by us and 23,414,266 shares are being sold by the selling stockholders named in this prospectus, including our majority stockholder, investment funds affiliated with GTCR Golder Rauner, LLC. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "SYGR." Our common stock has also been approved for listing on the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx), subject to official notice of issuance. On May 12, 2005, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $4.62 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

	Per Share	Total
Offering price	$	$
Discount and commissions to underwriters	$	$
Proceeds to Synagro, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

        The selling stockholders have granted the underwriters the right to purchase up to 4,940,711 additional shares of common stock to cover any over-allotments. The underwriters can exercise the right at any time within 30 days after the offering. The underwriters expect to deliver the shares on or about                        , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Banc of America Securities LLC	Lehman Brothers

CIBC World Markets

Raymond James	Sanders Morris Harris

                        , 2005

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

MARKET AND INDUSTRY DATA

        Industry and market data included in this prospectus were obtained from our own research, the Environmental Protection Agency, or "EPA," studies and manuals and, in some cases, are management estimates based on industry and other knowledge. Our estimates have been based on information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, we cannot always verify this information with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless the context clearly indicates otherwise, references in this prospectus to "we," "us," "our" and "Synagro" refer to Synagro Technologies, Inc. and its subsidiaries on a combined basis.

Our Business

        We believe that we are the largest recycler of biosolids and other organic residuals in the United States and we believe that we are the only national company focused exclusively on the estimated $8 billion organic residuals industry, which includes water and wastewater residuals. Biosolids and other organic residuals are solid or liquid material generated by municipal wastewater treatment facilities or residual management facilities. We serve approximately 600 municipal and industrial water and wastewater treatment accounts with operations in 37 states and the District of Columbia. For the year ended December 31, 2004, our revenue, income from operations and Adjusted EBITDA (as defined below) were $325.9 million, $43.9 million and $64.1 million, respectively.

Industry Overview

        We believe that the organic residuals industry, which includes water and wastewater residuals, is approximately $8 billion in size and will continue to grow at four to five percent annually over the next decade. The growth in the underlying volume of water and wastewater residuals generated by the municipal and industrial markets is driven by a number of factors, including:

  •
  Population growth and population served;

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  Political and regulatory pressures to better manage wastewater;

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  More restrictive laws and regulations; and

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  Advances in technology.

        We believe that the management of water and wastewater residuals is a highly fragmented industry that provides a necessary service to municipal and industrial customers. Our customers are continuously looking for ways to lower cost, increase efficiency, comply with new regulations and use advanced treatment technologies to meet the highest EPA standards for the management of water and wastewater residuals. We believe that our comprehensive and integrated service offerings uniquely position us to capitalize on the industry's growing need for operating, technology and cost improvements. In addition to the growth of the underlying volume of wastewater residuals, there is a trend of municipalities converting from the EPA's Class B and sub-Class B standards to Class A standards for residuals. Class A residuals undergo significantly more processing than Class B residuals and may be distributed and marketed as commercial fertilizer.

Our Competitive Strengths

        We believe that the following strengths differentiate us in the marketplace:

        National, Full-Service Industry Leader.    We believe that we are the largest recycler of biosolids and other organic residuals in the United States and we believe that we are the only national company focused exclusively on water and wastewater residuals management. We believe our broad range of services exceeds those offered by our competitors and provides us with a unique and differentiated service offering platform.

        Recurring Revenues and Stable Operating Cash Flows.    Approximately 89 percent of our revenue for the year ended December 31, 2004 was derived from sources that we believe are recurring in nature, including long-term contracts primarily with municipal customers. These contracts typically range from one to twenty-five years in length and accounted for approximately 83 percent of our revenue for the year ended December 31, 2004. Our estimated contract revenue backlog, including renewal options, was approximately $2.2 billion as of December 31, 2004. Assuming the renewal provisions are not exercised, we estimate our backlog at December 31, 2004 would have been approximately $1.5 billion. We have historically enjoyed high combined contract retention rates (both renewals and rebids) of approximately 85 percent to 90 percent.

        Significant Land Base.    As of December 31, 2004, we maintained permits and registration or licensing agreements on more than 913,000 acres of land in 25 states. We feel that this land base provides us with an important advantage when bidding for new land application work and retaining existing business.

        Large Range of Processing Capabilities and Product Marketing Experience.    We are one of the largest firms in treating wastewater residuals to meet the EPA's Class A standards. In addition, we are a leader in marketing Class A biosolids either generated by us or by others. For the year ended December 31, 2004, we marketed over one-half of the heat-dried pellets in the United States, produced either by us or by municipally owned facilities.

        Experienced Sales Force.    We market our services via a multi-tiered sales force, utilizing a combination of business developers, engineering support staff and seasoned operations directors. We believe that their unique knowledge and longstanding customer relationships give us a competitive advantage in identifying and successfully securing new business.

        Regulatory Compliance and Reporting.    We provide regulatory compliance and reporting services, as part of our turn-key operations, through a proprietary integrated data management system (the Residuals Management System) that has been designed to store, manage and report information about our clients' wastewater residuals programs.

        Bonding Capacity.    Our national presence and tenure in the market have helped us develop strong bonding relationships with large national sureties that smaller industry participants do not possess. We believe our existing capacity is sufficient to meet bonding needs for the foreseeable future.

        Strong, Experienced Management Team.    Our senior management on average has been involved in the environmental services industry for over 20 years.

Our Business Strategy

        Our business strategy is to increase cash flow from operations and profitability through a combination of organic growth, growth through complementary acquisitions and a disciplined approach to capital expenditures.

        Organic Growth.    We believe that we have the opportunity to expand our business by providing services for new customers who currently perform their own wastewater residuals management and by increasing the range of services that our existing customers outsource to us. The principal factors contributing to our organic growth include:

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    Developing New Customers. In many cases, we believe we can provide customers with better service at a cost to them that is lower than what it costs them to provide the service internally or with their current service provider.

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    Expanding Services to Existing Customers. We have the opportunity to provide many of our existing customers with additional services as part of a complete residuals management program.

    •
    Capitalize on Increased Demand for Class A Services. We believe that population growth and urbanization, regulatory tightening and technological advances in wastewater treatment will result in increased demand for Class A services. We are in a position to capitalize on this demand, which we expect will yield longer-term contracts, steady revenue streams, higher barriers to entry for competitors, higher switching costs for the customer and lower seasonability.

        Growth through Complementary Acquisitions.    We selectively seek strategic opportunities to acquire businesses that profitably expand our service offerings, increase our geographic coverage or increase our customer base.

        Disciplined Approach to Capital Expenditures.    Whether a new contract or an acquisition, we are focused on the ability to generate the revenues and operating cash flow to validate the capital investment decision.

Summary Risks

        We face risks, including risks related to:

        Environmental Regulation.    We are subject to extensive environmental laws and regulations, which could restrict our operations, increase our costs of operations or reduce our operational flexibility.

        Long-Term Contracts.    In the event we are unable to renew our existing contracts on attractive terms, or at all, or be successful in bidding on new contracts, our operating results and financial condition could be adversely affected. Some of our contracts also provide for termination by the customer after giving short notice.

        Adverse Weather Conditions.    In our land application business, adverse weather, such as unusual rainfall, can have an adverse effect on our financial performance and cash flow.

        Concentration of Revenue Sources.    For the year ended December 31, 2004, our single largest customer accounted for approximately 16% of our revenues. Our business could be harmed by cancellations, deferrals or significant reductions in the services we provide our principal customers or a significant number of smaller customers.

        New Facility Expansion.    If one or more of our new facilities is not completed as scheduled, and we are not able to replace revenues expected to be generated by the new facilities, this could have a material impact on our financial performance and cash flow.

        Bonding Capacity.    If we were unable to obtain bonding required in connection with certain projects, we could be ineligible to bid or negotiate on projects.

        Contract Revenue Backlog.    In determining backlog, we calculate the expected payments remaining under the current terms of our contracts, assuming the renewal of contracts in accordance with their renewal provisions and no increase in the level of services during the remaining term. In addition, we make adjustments for changes in the consumer price index for contracts that contain price indexing. Assuming the renewal provisions are not exercised, we estimate our backlog at December 31, 2004 would have been approximately $1.5 billion. There can be no assurance that our backlog will be realized as contract revenue or earnings. See "Business—Backlog" for a more detailed discussion.

        For a more complete discussion of these risks and other risks related to our business and this offering, please see "Risk Factors."

New Credit Facility

        Concurrently with the closing of this offering, Synagro will close a $305.0 million new senior secured credit facility with a syndicate of financial institutions, including affiliates of Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp. Throughout this prospectus, we refer to this credit facility as the "new credit facility." The new credit facility will be comprised of (i) a senior secured revolving facility in a total principal amount of $95.0 million, which we refer to as the "new revolver," (ii) a senior secured term loan facility in an aggregate principal amount of $180.0 million, which we refer to as the "new term loan" and (iii) a delayed draw senior secured term loan facility in an aggregate principal amount of $30.0 million, which we refer to as the "delayed draw term loan." Borrowings under the delayed draw term loan will be used to finance new facility construction that is currently under contract. The new revolver will have a five-year maturity and the new term loan and the delayed draw term loan will have a seven-year maturity. The new credit facility will be secured by first priority security interests in substantially all of our assets and those of our subsidiaries (other than assets securing nonrecourse debt). There will be no amortization of the new term loan or the delayed draw term loan. The closing of this offering is conditioned upon the closing of the new credit facility. While the new credit facility will permit us to pay dividends to holders of our common stock, it will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Certain Indebtedness—The New Credit Facility."

Repurchase of 9 1/2% Notes

        Upon completion of this offering, we will repurchase all of our outstanding $150 million aggregate principal amount of 9 1/2% senior subordinated notes due 2009, which we refer to as the "9 1/2% notes," for an expected aggregate consideration of $169.4 million, including accrued and unpaid interest thereon. We will use a portion of the net proceeds from this offering and/or borrowings under the new credit facility to pay for the 9 1/2% notes.

The Transactions

        GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust II and Environmental Opportunities Fund, L.P. own in the aggregate approximately 64.9% of the voting power of our outstanding capital stock, assuming conversion of our outstanding preferred stock at May 31, 2005. In this prospectus, we refer to those stockholders, which are the selling stockholders in this offering, as the "existing equity investors." Prior to this offering, the existing equity investors that hold preferred stock will convert all of their shares of preferred stock into approximately 41,693,286 shares of our common stock, of which 23,414,266 shares will be sold in this offering. Immediately following this offering, the existing equity investors will hold approximately 26.6% of our outstanding common stock.

        Currently, certain members of our senior management and board of directors hold vested options to purchase 4,973,692 shares of our common stock. Following the closing of the offering, we intend to purchase for cash a percentage of these outstanding vested options based on the same percentage as the existing equity investors will reduce their aggregate ownership of our common stock by selling shares in the offering. Accordingly, we expect to redeem 55% of these outstanding options, with the result that following the offering certain members of our senior management and board of directors will receive from us an aggregate of $5.5 million in cash and will retain in the aggregate vested options to purchase 2,261,851 shares of common stock. After the offering and giving effect to this redemption, vested options retained by certain members of senior management and board of directors will represent 2.7% of our outstanding common stock on a fully diluted basis. The average exercise price of the retained options is $3.44 per share.

        We are offering the common stock described in this prospectus and entering into the new credit facility as part of our overall plan to recapitalize and to refinance substantially all of our existing debt, which we believe will improve our financial flexibility. This recapitalization and refinancing will consist of the following transactions:

  •
  This Offering. We and the selling stockholders will offer 32,938,076 shares of our common stock.

  •
  New Credit Facility. We will close a new $305.0 million credit facility, $180.0 million of which will be funded at closing.

  •
  Redemption of Management Stock Options and Transaction Bonus. Following the completion of this offering, we expect to redeem a portion of outstanding options to purchase shares of common stock held by certain members of senior management and board of directors, and we expect to pay a transaction bonus to certain members of our senior management in the aggregate amount of approximately $1.3 million.

  •
  Repayment of the Existing Credit Facility. Following the completion of this offering, we will terminate and repay all outstanding borrowings under our existing credit facility.

  •
  Repurchase of the 9 1/2% Notes. Following the completion of this offering, we will repurchase all of our outstanding 9 1/2% notes.

        The closing of this offering and the entering into of the new credit facility are conditioned upon the completion of each other. The repayment of the existing credit facility, the repurchase of all of our outstanding 9 1/2% notes, the redemption of a portion of our currently outstanding stock options and payment of the transaction bonus are each conditioned on the completion of the closing of this offering and the closing of the new credit facility.

        We refer to this offering, the conversion of shares of preferred stock into shares of common stock by the existing equity investors, the repurchase of all of the outstanding 9 1/2% notes, the entering into of the new credit facility, the repayment of the existing credit facility, the redemption of a portion of our currently outstanding stock options and payment of the transaction bonus, collectively, as the "Transactions."

The Offering

Shares of common stock offered by us	9,523,810 shares
Shares of common stock offered by our existing equity investors	23,414,266 shares
Shares of common stock outstanding after this offering	71,448,217 shares
Over-allotment shares of common stock offered by the selling stockholders	4,940,711 shares
Dividend policy
Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures on our base business as regular quarterly dividends to our stockholders.

We currently intend to pay an initial dividend of approximately $0.10 per share on or about July 15, 2005 and to continue to pay quarterly dividends at an annual rate of approximately $0.40 per share for the first full year following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our new credit facility. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See "Dividend Policy and Restrictions."

The new credit facility generally restricts the amount of dividends we may pay to the amount of our "cash available to pay dividends," which is generally defined in the new credit facility as Adjusted EBITDA for the period commencing on the first day of the first full fiscal quarter after the closing of the offering and ending on the last day of the last fiscal quarter, less debt service on non-recourse bonds plus cash gains from asset sales outside the ordinary course of business plus extraordinary or non-recurring gains minus (to the extent not deducted in the determination of Adjusted EBITDA less debt service on non-recourse bonds), cash interest expense (excluding interest on non-recourse bonds), cash income tax expense, base business capital expenditures (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances, asset dispositions or certain growth capital expenditures to be agreed), non-recurring fees, cash payments for permitted acquisitions (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances, asset dispositions or distributable cash not used to pay dividends), permitted investments (other than certain exempt investments), adjustments in computing Consolidated EBITDA

(as defined in the new credit facility), cash earn-out payments and specified repayments of our indebtedness (but excluding payments of non-recourse bonds). We may only pay dividends if our interest coverage ratio and fixed charge ratio (all of which are calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of any fiscal quarter for which internal financial statements are available are equal to or greater than 3.5 to 1.0 and 1.65 to 1.0 (2.0 to 1.0 from the fiscal quarter ended March 31, 2006 and thereafter), respectively.

We may also only pay dividends if our leverage ratio (calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of any fiscal quarter for which internal financial statements are available is not greater than 4.5 to 1.0 (4.25 to 1.0 from the fiscal quarter ended March 31, 2007 through September 30, 2007, and 4.0 to 1.0 from the fiscal quarter ended December 31, 2007 and thereafter). We may not pay any dividends if any default or an event of default under the new credit facility has occurred and is continuing. For a more detailed description of our new credit facility, see "Description of Certain Indebtedness—New Credit Facility."

Dividends paid by us, to the extent paid out of our earnings and profits, or E&P, as computed for income tax purposes, will be taxable as dividend income. Under current law, dividend income of individuals is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital and then as gain from the sale of common stock. For a more complete description, see "Material United States Federal Income Tax Considerations."
Use of Proceeds
We estimate that we will receive total net proceeds from the offering of approximately $41.0 million, after deducting underwriting discounts and commissions and other offering related expenses. We will use our net proceeds from this offering, together with $180.0 million of borrowings under the new credit facility, as follows:
• $28.5 million to repay in full our indebtedness under our existing credit facility;
• $6.9 million to pay fees and expenses associated with the repayment of the existing credit facility and the establishment of the new credit facility;
•
$5.5 million associated with our redemption upon the closing of this offering of a portion of outstanding options to purchase shares of common stock held by certain members of senior management and our board of directors;

• $173.3 million to repurchase all of our outstanding 9 1/2% notes, including tender premiums and accrued and unpaid interest;
• $1.3 million to pay a transaction bonus to certain members of our senior executive management; and
• the remainder for general corporate purposes.

We will not receive any of the proceeds from the existing equity investors' sale of 23,414,266 shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by our existing equity investors pursuant to the option they have granted the underwriters to purchase from them up to 4,940,711 shares of common stock to cover over-allotments.

Affiliates of Banc of America Securities LLC are lenders under our existing credit facility and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the existing credit facility.
Preferred share purchase rights
One preferred share purchase right is attached to each share of common stock sold in the offering and thus the rights are also being offered hereby. The rights would cause substantial dilution to any person or group who attempts to acquire a significant interest in our company without advance approval from our board of directors and thus could make an acquisition of control of our company more difficult. See "Description of Capital Stock—Rights Plan."
Listing
Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "SYGR." Our common stock has also been approved for listing on the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx), subject to official notice of issuance.

Corporate Information

        Synagro was originally incorporated in the State of Nevada in 1986 and was reincorporated in the State of Delaware in 1996. Our principal executive office is located at 1800 Bering Drive, Suite 1000, Houston, Texas 77057, and our telephone number is (713) 369-1700. Our website is www.synagro.com. Information on our website is not a part of this prospectus and is not incorporated in this prospectus by reference.

Risk Factors

        You should carefully consider the information under the heading "Risk Factors" and all other information in this prospectus before investing in the common stock.

General Information About This Prospectus

        Unless otherwise noted, all information in this prospectus assumes:

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  no exercise of the underwriters' over-allotment option;

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  the redemption, following the closing of this offering, of a portion of outstanding options to purchase shares of common stock held by certain members of our senior management and board of directors;

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  the repurchase, following the closing of this offering, of all of our outstanding 9 1/2% notes for aggregate consideration of $173.3 million, including accrued and unpaid interest;

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  a public offering price of $4.62 per share of common stock; and

  •
  conversion of all of our outstanding shares of preferred stock into shares of our common stock at May 31, 2005.

        In this prospectus, unless otherwise indicated, all references to dollars are to U.S. dollars, and all references to GAAP are to accounting principles generally accepted in the United States of America.

        Unless the context otherwise requires, references in this prospectus to the "offering" refer collectively to the offering by Synagro and the existing equity investors of an aggregate of 32,938,076 shares of common stock.

Summary Historical and Pro Forma Financial Data

        The summary historical financial data as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited interim condensed consolidated statements included elsewhere in this prospectus and have been prepared on a basis consistent with our audited consolidated financial statements. In our opinion, the financial data as of and for the three months ended March 31, 2004 and 2005 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary unaudited pro forma financial data for the year ended December 31, 2004 and as of and for the three months ended March 31, 2005 have been prepared to give pro forma effect to the following as if they had occurred on March 31, 2005, in the case of summary unaudited pro forma balance sheet data, and on January 1, 2004 in the case of summary unaudited pro forma income statement data:

    •
    the conversion of all of the shares of preferred stock held by the selling shareholders into shares of common stock;

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    the public offering of the common stock (assuming the underwriters do not exercise their over-allotment option);

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    the redemption of a portion of outstanding options to purchase shares of common stock held by certain members of our senior management and board of directors, and the payment of a transaction bonus to certain members of our senior management, in each case following the closing of this offering;

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    the repayment and termination of our existing credit facility and short-term debt following the closing of this offering;

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    the entering into of the new credit facility; and

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    the repurchase of all of our 9 1/2% notes following the closing of this offering.

        The adjustments to the summary unaudited pro forma financial data are based upon available information and assumptions that we believe are reasonable and exclude from the pro forma income statement data the following non-recurring charges that will be incurred in connection with the use of proceeds from this offering and borrowings under the new credit facility and recognized in the fiscal quarter in which the offering is completed:

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    the estimated tender premium of approximately $15.2 million related to the early repayment of all of the 9 1/2% notes and our existing credit facility;

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    the write-off of option repurchases and transaction bonuses of approximately $6.6 million; and

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    the write-off of deferred debt issuance costs and fair value adjustment on the 9 1/2% notes of approximately $5.4 million.

        These non-recurring charges are excluded from the calculations in our new credit facility relating to debt covenant compliance and our ability to pay dividends.

        The summary pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to indicate balance sheet data, results of operations, cash flows, or other data as of any future date or for any future period.

        The following data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Historical
				Three Months Ended March 31,		Pro Forma
	Year Ended December 31,
						Year Ended December 31, 2004	Three Months Ended March 31, 2005
	2002	2003	2004	2004	2005
	(Dollars in thousands, except share and per share data)
Income Statement Data:
Revenue	$272,628	$298,552	$325,864	$72,660	$76,214	$325,864	$76,214
Gross profit	70,748	64,101	67,822	12,316	12,038	67,822	12,038
Income from operations	47,044	36,405	43,884	6,652	5,945	43,884	5,945
Interest expense, net	23,498	23,356	22,247	5,169	6,515	16,267	4,669
Preferred stock dividends	7,659	8,209	8,827	2,138	2,272	—	—
Net income (loss) applicable to common stock	$3,405	$(931)	$4,127	$(1,258)	$(2,612)	$16,540	$767
Net income (loss) per common share	$0.17	$(0.05)	$0.21	$(0.06)	$(0.13)	$0.24	$0.01
Weighted average common shares outstanding	19,627,132	19,775,821	19,777,041	19,775,821	20,020,183	70,171,643	72,393,817
Balance Sheet Data (at period end):
Cash and cash equivalents	$239	$206	$326	$185	$273	$5,345	$5,893
Working capital	20,890	20,517	10,919	14,077	12,554	24,380	26,476
Total assets	492,120	490,677	510,784	495,277	504,003	517,800	511,934
Total long-term debt, including current maturities and short-term debt	288,351	275,336	259,975	264,805	247,488	257,542	256,770
Redeemable preferred stock	78,090	86,299	95,126	88,437	97,398	—	—
Stockholders' equity	64,449	64,022	68,725	62,890	67,320	187,950	188,987
Other Data:
Adjusted EBITDA(1)	$63,152	$57,082	$64,069	$11,244	$11,176	$64,069	$11,176
Adjusted EBITDA less debt service on non-recourse bonds(1)	57,812	51,740	58,724	9,908	9,415	58,724	9,415
Adjusted EBITDA margin	23.2%	19.1%	19.7%	15.5%	14.7%	19.7%	14.7%
Purchases of property, machinery and equipment	$12,534	$13,158	$14,667	$4,216	$2,932	$14,667	$2,932
Purchase of businesses	4,553	4,634	804	—	—	804	—
Depreciation and amortization	15,288	18,626	19,902	4,632	5,228	19,902	5,228
Cash interest expense	21,230	21,265	20,055	4,636	5,923	15,086	4,334
Cash interest expense (excluding non-recourse bonds)	18,190	18,352	17,280	3,943	4,952	12,311	3,363
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	29,650	24,149	35,081	11,734	8,478	NA	NA
Investing activities	(15,608)	(2,592)	(13,536)	(5,082)	(4,283)	NA	NA
Financing activities	(14,055)	(21,590)	(21,425)	(6,673)	(4,248)	NA	NA

(1)
Covenants in our new credit facility will contain ratios based on "Adjusted EBITDA less debt service on non-recourse bonds." Adjusted EBITDA is net income applicable to common stock before interest expense, net, income taxes, depreciation and amortization, and dividends, further adjusted to exclude net, cumulative effect of change in accounting for derivatives, cumulative effect of change in accounting for asset retirement obligations and other items set forth in our new credit facility. Adjusted EBITDA less debt service on non-recourse bonds is Adjusted EBITDA further adjusted to exclude debt service for non-recourse revenue bonds. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that Adjusted EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our Adjusted EBITDA less debt service on non-recourse revenue bonds. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the cash requirement necessary to service interest or principal payments, on our debts;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

        Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our statements of cash flows set forth in the financial statements included elsewhere in this prospectus.

        If our Adjusted EBITDA less debt service on non-recourse bonds were to decline below certain levels, covenants in our new credit facility that are based on Adjusted EBITDA less debt service on non-recourse bonds, including our fixed charge coverage, interest coverage and total leverage ratio covenants, may be violated and could cause, among other things, a default or mandatory prepayment under our new credit facility, or result in our inability to pay dividends. These covenants are summarized under "Description of Certain Indebtedness—New Credit Facility."

        The following table reconciles net cash provided by operating activities to Adjusted EBITDA and Adjusted EBITDA less debt service on non-recourse bonds for the periods indicated:

	Historical
						Pro Forma
				Three Months Ended March 31,
	Year Ended December 31,						Three Months Ended March 31, 2005
						Year Ended December 31, 2004
	2002	2003	2004	2004	2005
	(Dollars in thousands)
Adjusted EBITDA less debt service on non-recourse bonds	$57,812	$51,740	$58,724	$9,908	$9,415	$58,724	$9,415
Debt service on non-recourse bonds	5,340	5,342	5,345	1,336	1,761	5,345	1,761

Adjusted EBITDA	63,152	57,082	64,069	11,244	11,176	64,069	11,176
Interest expense, net	(23,498)	(23,356)	(22,247)	(5,169)	(6,515)	(16,267)	(4,669)
Current tax provision	(137)	(711)	(1,178)	—	—	(1,178)	—
Other amortization	(107)	—	—	—	—	—	—
Amortization of debt financing costs	1,376	1,140	1,244	267	321	1,244	321
Tax benefit from exercise of stock options	—	—	—	—	88	—	88
(Gain) loss on sale of equipment	(244)	7	(854)	(158)	(76)	(854)	(76)
(Increase) decrease in:
Bad debt expense	—	—	300	—	150	300	150
Accounts receivable	(4,693)	(5,633)	(4,609)	3,066	6,076	(4,609)	(6,076
Cost and estimated earnings in excess of billings	—	(864)	(11,940)	(639)	(2,867)	(11,940)	(2,867)
Prepaid expenses and other current assets	(8,661)	4,390	(2,289)	1,464	1,296	(2,289)	1,296
Increase (decrease) in accounts payable and accrued expenses and other long-term liabilities	727	(7,906)	12,905	1,659	(1,172)	12,905	(1,172)
Interest rate swap	1,735	—	—	—	—	—	—
Special charges, net	—	—	(320)	—	—	(320)	—

Net cash provided by operating activities	$29,650	$24,149	$35,081	$11,734	$8,478	$41,061	$10,323

RISK FACTORS

        Before you invest in our common stock you should carefully consider the various risks of the investment, including those described below, together with all of the other information included in this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to the Offering

Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. See "Dividend Policy and Restrictions."

You may not receive the level of dividends provided for in the dividend policy adopted by our board of directors or any dividends at all.

        We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

        We might not generate sufficient cash from operations to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on competitive developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our new credit facility, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board may, in its sole discretion, amend or repeal our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our new credit facility will contain limitations on our ability to pay dividends. See "Dividend Policy and Restrictions" and "Description of Certain Indebtedness—New Credit Facility." The reduction or elimination of dividends may negatively affect the market price of our common stock.

We have substantial indebtedness that could restrict our ability to pay dividends with respect to shares of our common stock and impact our financing options and liquidity position.

        Our ability to make distributions, pay dividends or make other payments will be subject to applicable law and contractual restrictions contained in the instruments governing any indebtedness of ours or our subsidiaries, including the new credit facility which we guarantee on a senior secured basis. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of the shares of common stock, including:

  •
  our ability to obtain additional financing for working capital, capital expenditures, new facility construction or acquisitions may be limited;

  •
  we may be unable to refinance our indebtedness on terms acceptable to us or at all;

  •
  a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for capital expenditures, dividends on our common stock and other corporate purposes; and

  •
  our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

        As of March 31, 2005, on a pro forma basis after giving effect to the Transactions, we would have had $256.8 million of indebtedness. In addition, we may be able to incur substantial additional indebtedness in the future. Any additional debt incurred by us could increase the risks associated with our substantial leverage.

We may amend the terms of the new credit facility, or we may enter into new agreements that govern our senior indebtedness and the amended or new terms may significantly affect our ability to pay dividends on shares of our common stock.

        We expect the new credit facility to contain significant restrictions on our ability to pay dividends on shares of common stock based on us meeting certain performance measures and compliance with other conditions. As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance the new credit facility, at or prior to maturity, or enter into additional agreements for senior indebtedness. Any such amendment, refinancing or additional indebtedness may contain covenants that could limit, in a significant manner, our ability to pay dividends to you.

We are subject to restrictive debt covenants that limit our business flexibility by imposing operating and financial restrictions on our operations.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

  •
  the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

  •
  a number of other restricted payments, including investments;

  •
  specified sales of assets;

  •
  specified transactions with affiliates;

  •
  the creation of a number of liens;

  •
  consolidations, mergers and transfers of all or substantially all of our assets; and

  •
  our ability to change the nature of our business.

        In addition, the terms of our new credit facility prohibit us from prepaying our other indebtedness and drawing down the full amount of the new revolver in order to make dividend payments. The new credit facility also requires us to maintain certain specified financial ratios and satisfy financial condition tests. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

        A breach of any of these covenants, ratios or tests could result in a default under the new credit facility. Events of default under the new credit facility would prohibit us from paying any dividends to you. In addition, upon the occurrence of an event of default under the new credit facility, the lenders could elect to declare all amounts outstanding under the new credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

We will require a significant amount of cash, which may not be available to us, to service our debt, pay dividends and fund our other liquidity needs.

        Our ability to make payments on, or to refinance or repay, our debt, to fund planned capital expenditures, to pay dividends on our common stock and to expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us under the new credit facility or otherwise, in an amount sufficient to enable us to pay our debt, pay dividends or fund our other liquidity needs. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our new credit facility. We may not be able to refinance any of our debt, including the new credit facility, under such circumstances on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

  •
  sales of certain assets to meet our debt service requirements;

  •
  sales of equity; and

  •
  negotiations with our lenders to restructure the applicable debt.

        Our new credit facility could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

Ownership changes may limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability.

        As of December 31, 2004, we had generated net operating loss carryforwards of approximately $78.6 million available to reduce future income taxes. The transactions contemplated herein may result in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, as well as any prior ownership changes, there would be specific limitations on our ability to use our net operating loss carryforwards and other tax attributes from periods prior to this offering. It is possible that such limitations could limit our ability to utilize such tax attributes and, therefore, result in an increase in our U.S. federal income tax liability. In addition, our U.S. federal income tax liability will increase when all our net operating loss carryforwards have been used or have expired. Such increases would reduce the funds available for the payments of dividends and might require us to reduce or eliminate the dividends on our common stock.

Our interest expense may increase significantly and could cause our net income and cash available to pay dividends to decline significantly.

        Borrowings under the revolving facility will be made at a floating rate of interest. In the event of an increase in the base reference interest rates, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments to our stockholders. Our ability to continue to expand our business will, to a large extent, be dependent upon our ability to borrow funds under our new credit facility and to obtain other third party financing, including through the sale of bonds, shares or other securities. We cannot assure you that such financing will be available to us on favorable terms or at all.

Future sales or the possibility of future sales of a substantial amount of shares of our common stock may depress the price of the shares of our common stock.

        Future sales or the availability for sale of substantial amounts of shares of our common stock in the public market could adversely affect the prevailing market price of the shares of our common stock and could impair our ability to raise capital through future sales of our securities.

        Upon consummation of this offering, there will be approximately 71,448,217 shares of common stock outstanding and no shares of preferred stock outstanding. Those shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining 19,529,020 shares of common stock owned by our existing equity investors will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, our executive officers and directors, certain of our stockholders and our existing equity investors have agreed to a "lockup," meaning that, subject to specified exceptions, neither we nor they will sell any shares without the prior consent of Banc of America Securities LLC and Lehman Brothers Inc. for 90 days after the date of this prospectus. Following the expiration of this 90-day lockup period, all of these 19,529,020 shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

        We may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Our organizational documents could limit another party's ability to acquire us and therefore could deprive our investors of the opportunity to obtain a takeover premium for their shares.

        A number of provisions in our restated certificate of incorporation and bylaws will make it difficult for another company to acquire us and, therefore, for you to receive any related takeover premium for your shares. For example, our restated certificate of incorporation authorizes the issuance of preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding common stock. In addition, the rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future. Other provisions that may limit another party's ability to acquire us include:

  •
  Restrictions on stockholder action by written consent;

  •
  Supermajority voting requirements; and

  •
  Advance notice requirements for stockholder proposals and director nominations.

        In addition, our preferred share purchase rights would cause substantial dilution to any person or group who attempts to acquire a significant interest in our company without advance approval from our board of directors. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. For more information, see "Description of Capital Stock."

Risks Relating to our Business and Industry

Federal wastewater treatment and biosolid regulations may restrict our operations or increase our costs of operations.

        Federal wastewater treatment and wastewater residuals laws and regulations impose substantial costs on us and affect our business in many ways. If we are not able to comply with the governmental regulations and requirements that apply to our operations, we could be subject to fines and penalties, and we may be required to invest significant capital to bring operations into compliance or to temporarily or permanently stop operations that are not permitted under the law. Those costs or actions could have a material adverse effect on our business, financial condition and results of operations.

        Federal environmental authorities regulate the activities of the municipal and industrial wastewater generators and enforce standards for the discharge from wastewater treatment plants (effluent wastewater) with permits issued under the authority of the Clean Water Act, as amended. The treatment of wastewater produces an effluent and wastewater solids. The treatment of these solids produces biosolids. The use and disposal of biosolids and wastewater residuals is regulated by 40 CFR Part 503 Regulations promulgated by the EPA pursuant to the Clean Water Act ("Part 503 Regulations"). The Part 503 Regulations also establish use and disposal standards for biosolids and wastewater residuals that are applicable to publicly and privately owned wastewater treatment plants in the United States. Biosolids may be surface disposed in landfills, incinerated, or applied to land for beneficial use in accordance with the requirements established by the regulations. To the extent demand for our wastewater residuals treatment methods is created by the need to comply with the environmental laws and regulations, any modification of the standards created by such laws and regulations, or in their enforcement, may reduce the demand for our wastewater residuals treatment methods. Changes in these laws or regulations and/or changes in the enforcement of these laws or regulations may also adversely affect our operations by imposing additional regulatory compliance costs on us, and requiring the modification of and/or adversely affecting the market for our wastewater residuals management services.

We are subject to extensive and increasingly strict federal, state and local environmental regulation and permitting, which could impose substantial costs on our operations or reduce our operational flexibility.

        Our operations are subject to increasingly strict environmental laws and regulations, including laws and regulations governing the emission, discharge, treatment, storage, disposal and transportation of certain substances and related odor. Wastewater treatment plants and other plants at which our biosolids management services may be implemented are usually required to have permits, registrations and/or approvals from state and/or local governments for the operation of such facilities. Some of our facilities require air, wastewater, storm water, composting, use or siting permits, registrations or approvals. We may not be able to maintain or renew our current permits, registrations or licensing agreements or to obtain new permits, registrations or licensing agreements, including for the land application of biosolids when necessary. The process of obtaining a required permit, registration or license agreement can be lengthy and expensive. We may not be able to meet applicable regulatory or permit requirements, and therefore may be subject to related legal or judicial proceedings.

        Many states, municipalities and counties have regulations, guidelines or ordinances covering the land application of biosolids, many of which set either a maximum allowable concentration or maximum pollutant-loading rate for at least one pollutant. The Part 503 Regulations also require certain monitoring to ensure that certain pollutants or pathogens are below designated thresholds. The EPA has considered increasing these thresholds or adding new thresholds for different substances, which could increase our compliance costs. In addition, some states have established management practices for land application of biosolids. Some members of Congress, some state and local authorities, and some private parties, have sought to prohibit or limit the land application, agricultural use, thermal processing or composting of biosolids. Much of this public opposition and challenge, as well as related complaints, relates to odor issues, even when we are in compliance with odor requirements and even though we have worked hard to minimize odor from our operations. Public misperceptions about our business and any related odor could influence the governmental process for issuing such permits, registrations and licensing agreements or for responding to any such public opposition or challenge. Community groups could pressure local municipalities or state governments to implement laws and regulations which could increase our costs of our operations.

        In states where we currently conduct business, certain counties and municipalities have banned the land application of Class B biosolids. Other states and local authorities are reviewing their current regulations relative to land application of biosolids. There can be no assurances that these or other prohibition or limitation efforts will not be successful and have a material adverse effect on our business, financial condition and results of operations. In addition, many states enforce landfill restrictions for nonhazardous biosolids and some states have site restrictions or other management practices governing lands. These regulations typically require a permit to use biosolid products (including incineration ash) as landfill daily cover material or for disposal in the landfill. It is possible that landfill operators will not be able to obtain or maintain such required permits. Any of the permits, registrations or approvals noted above, or related applications may be subject to denial, revocation or modification, or challenge by a third party, under various circumstances, which could have a material adverse effect on our ability to conduct our business.

We may be unable to meet changing laws, regulations and standards related to corporate governance and public disclosure.

        We are spending increasing amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market and Pacific Exchange rules. In particular, Section 302 and Section 404 of the Sarbanes-Oxley Act of 2002 require management's annual review and evaluation of our disclosure controls and procedures, and beginning in 2005 attestations of the effectiveness of these controls by our independent registered public accounting firm. The process of documenting and testing our controls has required that we hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. While we invested significant time and money in our effort to evaluate and test our internal control over financial reporting, material weaknesses were identified in our internal control over financial reporting at December 31, 2004. In preparing our consolidated financial statements for the year ended December 31, 2004, we determined that our segment disclosures for the years ended December 31, 2003 and 2002 of one reporting segment should be restated to the three reporting segments presented for the year ended December 31, 2004. Additionally, we restated our financial results for the second and third quarters of 2004 to reflect an adjustment to revenue recognized under the percentage of completion method of accounting for imputed interest on receivables associated with a long-term contract. The impact of this adjustment was to reduce net income applicable to common stock for the second quarter of 2004 by $0.1 million and the third quarter of 2004 by $0.2 million, while there was no impact on diluted earnings per share for the second quarter of 2004 and a $0.01 reduction in diluted earnings per share for the third quarter of 2004. These two items were considered material weaknesses because they resulted in the restatement of the Company's financial statements. The control weaknesses primarily related to our internal staff's ability to timely research, evaluate and concluded on technical implementation issues related to the imputed interest on receivables associated with long-term contracts and segment reporting. Given these restatements, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were ineffective at December 31, 2004 to alert the Company on a timely basis to material information that would be required to include in its periodic filings under the Exchange Act.

        Although we believe that the steps we are taking have or will remediate the material weaknesses identified, our disclosure of the material weaknesses may impact investor perception of our company and may affect our stock price. In addition, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including cost limitations, the possibility of human error, judgments and assumptions regarding the likelihood of future events, and the circumvention or overriding of the controls and procedures. Accordingly even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

We are affected by unusually adverse weather and winter conditions, which may adversely affect our revenues and operational results.

        Our business is adversely affected by unusual weather conditions and unseasonably heavy rainfall, which can temporarily reduce the availability of land application sites in close proximity to our business upon which biosolids can be beneficially reused and applied to crop land. Material must be transported to either a permitted storage facility (if available) or to a local landfill for disposal. In either case, this results in additional costs for disposal of the biosolids material. In addition, our revenues and operational results are adversely affected during the winter months when the ground freezes thus limiting the level of land application that can be performed. Long periods of inclement weather could reduce our revenues and operational results causing a material adverse effect on our results of operations and financial position.

Our ability to grow may be limited by direct or indirect competition with other businesses that provide some or all of the same services that we provide.

        We provide a variety of services relating to the transportation and treatment of wastewater residuals. We are in direct and indirect competition with other businesses that provide some or all of the same services including small local companies, regional residuals management companies, and national and international water and wastewater operations/privatization companies, technology suppliers, municipal solid waste companies, farming operations and, most significantly, municipalities and industries who choose not to outsource their residuals management needs. Some of these competitors are larger, more firmly established and have greater capital resources than we have.

If our long-term contracts are renewed on less attractive terms, or not renewed at all, or if we are unsuccessful in bidding on new long-term contracts, our operating results and financial condition would be adversely affected.

        We derive a substantial portion of our revenue from services provided under municipal contracts. A portion of our contracts expire annually and are sometimes subject to competitive bidding. Any contracts that are successfully renewed may be on less attractive terms and conditions than the expired agreement. We also intend to bid on new municipal contracts. In the event we are unable to renew our existing contracts on attractive terms, or at all, or be successful in bidding on new contracts, our operating results and financial condition would be adversely affected.

If one or more of our customer contracts are terminated prior to the expiration of their term, and we are not able to replace revenues from the terminated contract or receive liquidated damages pursuant to the terms of the contract, the lost revenue would have a material and adverse effect on our business, financial condition and results of operations.

        A substantial portion of our revenue is derived from services provided under contracts and written agreements with our customers. Some of these contracts, especially those contracts with large municipalities (including our largest contract and at least four of our other top ten customers), provide for termination of the contract by the customer after giving relative short notice (in some cases as little as ten days). In addition, some of these contracts contain liquidated damages clauses, which may or may not be enforceable in the event of early termination of the contracts.

If one or more of our new facilities is not completed as scheduled, and we are not able to replace revenues from the new facility, this could have a material and adverse effect on our financial performance and cash flow.

        Our ability to generate revenues and cash flow sufficient to pay dividends on our outstanding common stock and interest on outstanding debt is dependent upon successfully financing and completing five new facilities scheduled to commence operations in 2005 and 2006. Although permitting processes for all five new facilities are complete and construction is in progress or near completion, there can be no assurance that we will be able to complete construction as scheduled and begin to operate the facilities without the need to remedy certain defects that may arise immediately after construction. In addition, as with our other facilities, our relationship is governed by customer contracts which can be terminated prior to the expiration of their term.

A significant amount of our business comes from a limited number of customers and our revenue and profits could decrease significantly if we lost one or more of them as customers.

        Our business depends on our ability to provide services to our customers. One or more of these customers may stop buying services from us or may substantially reduce the amount of services we provide them. Any cancellation, deferral or significant reduction in the services we provide these principal customers or a significant number of smaller customers could seriously harm our business, financial condition and results of operations. For the year ended December 31, 2004, our single largest customer accounted for approximately 16 percent of our revenues and our top ten customers accounted for approximately 37 percent of our revenues.

If we were unable to obtain bonding required in connection with certain projects, we would be ineligible to bid on those projects.

        Consistent with industry practice, we are required to post performance bonds in connection with certain contracts on which we bid. In addition, we are often required to post both performance and payment bonds at the time of execution of contracts for commercial, federal, state and municipal projects. The amount of bonding capacity offered by sureties is a function of the financial health of the entity requesting the bonding. Although we could issue letters of credit under our credit facility for bonding purposes, if we are unable to obtain bonding in sufficient amounts we may be ineligible to bid or negotiate on projects. As of March 16, 2005, we had a bonding capacity of approximately $178 million with approximately $138 million utilized as of that date.

We are dependent on the availability and satisfactory performance of subcontractors for our design and build operations and the insufficiency and unavailability of and unsatisfactory performance by these unaffiliated third party contractors could have a material adverse effect on our business, financial condition and results of operations.

        We participate in design and build construction operations usually as general contractor. Virtually all design and construction work is performed by unaffiliated third-party subcontractors. As a consequence, we are dependent on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our facilities. Further, as the general contractor, we are legally responsible for the performance of our contracts and/if such contracts are underperformed or nonperformed by our subcontractors, we could be financially responsible. Although our contracts with our subcontractors provide for indemnification if our subcontractors do not satisfactorily perform their contract, such indemnification may not cover our financial losses in attempting to fulfill the contractual obligations.

Fluctuations in fuel costs could increase our operating expenses and negatively impact our net income.

        The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Because fuel is needed to run the fleet of trucks that service our customers, our incinerators, our dryers and other facilities, price escalations or reductions in the supply of fuel could increase our operating expenses and have a negative impact on net income. In the past, we have implemented a fuel surcharge to offset increased fuel costs. However, we are not always able to pass through all or part of the increased fuel costs due to the terms of certain customers' contracts and the inability to negotiate such pass through costs in a timely manner.

If we fail to properly estimate the cost of completing a project, and we cannot pass additional costs through to our customers, we may not generate sufficient revenue from the project to cover the operating costs of such project, which would adversely affect our net income.

        Our customer contracts involve performing tasks for a fixed cost (in total or on a per unit basis), and if actual costs end up exceeding anticipated costs, our net income would be adversely affected. Due in part to the technical imprecision inherent in estimating the volume of residuals, we may misestimate the volume of residuals, which may increase our costs. To the extent that unexpected costs may arise in connection with work done pursuant to contracts that do not allow us to fully transfer such costs to our customers, our operating costs would increase and our net income would in turn be negatively affected.

We are not able to guarantee that our estimated remaining contract value, which we call backlog, will result in actual revenues in any particular fiscal period.

        Any of the contracts included in our backlog, or estimated remaining contract value, presented herein may not result in actual revenues in any particular period or the actual revenues from such contracts may not equal our backlog. In determining backlog, we calculate the expected payments remaining under the current terms of our contracts, assuming the renewal of contracts in accordance with their renewal provisions, no increase in the level of services during the remaining term, and estimated adjustments for changes in the consumer price index for contracts that contain price indexing. However, part or all of our backlog may not be recognized as revenue or earnings.

If we lose pending or future lawsuits, we could be liable for significant damages and legal expenses.

        In the ordinary course of business, we may become involved in various legal and administrative proceedings, including some related to our permits, to land use or to environmental laws and regulations. We are currently subject to several lawsuits relating to our business. Our defense of these claims or any other claims against us may not be successful. If we lose these or future lawsuits, we may have to pay significant damages and legal expenses, and we could be subject to injunctions, court orders, loss of revenues and defaults under our credit and other agreements. See "Business—Potential Liability and Insurance" and "Business—Legal Proceedings."

We could face considerable business and financial risk in implementing our acquisition strategy.

        As part of our growth strategy, we intend to consider acquiring complementary businesses. We regularly engage in discussions with respect to possible acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, which could have a material adverse effect upon our business, financial position and results of operations. Risks we could face with respect to acquisitions include:

  •
  difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

  •
  potential loss of employees;

  •
  diversion of management's attention away from other business concerns;

  •
  expenses of any undisclosed or potential legal liabilities of the acquired company; and

  •
  risks of entering markets in which we have no or limited prior experience.

In addition, it is possible that we will not be successful in consummating future acquisitions on favorable terms or at all.

        As we pursue our acquisition strategy, we might experience periods of rapid growth that could strain our management, as well as our operational, financial and other resources. Such a strain might negatively impact our ability to retain our existing employees. In order to maintain and manage our growth effectively, we will need to expand our management information systems capabilities and improve our operational and financial systems and controls. As we grow, our staffing requirements will increase significantly. We will need to attract, train, motivate, retain and manage our senior managers, technical professionals and other employees. We might not be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems to the extent, and in the time, required.

We are dependent on our senior management for their depth of industry experience and knowledge.

        We are highly dependent on the services of our senior management team. Our senior management team has been in the industry for many years and has substantial industry knowledge and contacts. If a member of our senior management team were to terminate his association with us, we could lose valuable human capital, adversely affecting our business. We currently do not maintain key man insurance on any member of our senior management team.

        We generally enter into employment agreements with members of our senior management team, which contain noncompete and other provisions. The laws of each state differ concerning the enforceability of noncompetition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a noncompete covenant. We cannot predict with certainty whether or not a court will enforce a noncompete covenant in any given situation based on the facts and circumstances at that time. If one of our key executive officers were to leave us and the courts refused to enforce the noncompete covenant, we might be subject to increased competition, which could have a material and adverse effect on our business, financial condition and results of operations.

Efforts by labor unions to organize our employees could divert management attention and increase our operating expenses.

        Certain groups of our employees have chosen to be represented by unions, and we have negotiated collective bargaining agreements with some of the groups. The negotiation of these agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of such work stoppage, our operating expenses could increase significantly.

We may become subject to CERCLA or other federal or state cleanup laws, which could increase our costs of operations.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") generally imposes strict, joint and several liability for cleanup costs upon various parties, including: (1) present owners and operators of facilities at which hazardous substances were disposed; (2) past owners and operators at the time of disposal; (3) generators of hazardous substances that were disposed at such facilities; and (4) parties who arranged for the disposal of hazardous substances at such facilities. The costs of a CERCLA cleanup or a cleanup required by applicable state environmental laws can be very expensive. Given the difficulty of obtaining insurance for environmental impairment liability, CERCLA liability or any liability imposed under state cleanup laws could have a material impact on our business and financial condition.

        CERCLA liability extends to cleanup costs necessitated by a release or threat of release of a hazardous substance. The definition of "release" under CERCLA excludes the "normal application of fertilizer." The EPA regards the land application of biosolids that meet the Part 503 Regulations as a "normal application of fertilizer," and thus not subject to CERCLA. However, if we were to transport or handle biosolids that contain hazardous substances in violation of the Part 503 Regulations, we could be liable under CERCLA.

        From time to time, we manage hazardous substances which we dispose at landfills or we transport soils or other materials which may contain hazardous substances to landfills. We also send residuals and ash from our incinerators to landfills for use as daily cover over the landfill. Liability under CERCLA, or comparable state statutes, can be founded on the disposal, or arrangement for disposal, of hazardous substances at sites such as landfills and for the transporting of such substances to landfills. Under CERCLA, or comparable state statutes, we may be liable for the remediation of a disposal site that was never owned or operated by us if the site contains hazardous substances that we generated or transported to such site. We could also be responsible for hazardous substances during actual transportation and may be liable for environmental response measures arising out of disposal at a third party site with whom we had contracted.

        In addition, under CERCLA, or comparable state statutes, we could be required to clean any of our current or former properties if hazardous substances are released or are otherwise found to be present. We are currently monitoring the remediation of soil and groundwater at one of our properties in cooperation with the applicable state regulatory authority, but do not believe any additional material expenditures will be required. However, there can be no assurance that currently unknown contamination would not be found on this or other properties.

Our intellectual property may be misappropriated or subject to claims of infringement.

        We attempt to protect our intellectual property rights through a combination of patent, trademark and trade secret laws, as well as licensing agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

        We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot be assured that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

If we determine that our goodwill is impaired, we may have to write off all or part of it.

        Goodwill represents the aggregate purchase price paid by us in acquisitions accounted for as a purchase over the fair value of the net assets acquired. Under Statement of Financial Accounting Standards No. 142, we no longer amortize goodwill, but review annually for impairment. In the event that facts and circumstances indicate that goodwill may be impaired, an evaluation of recoverability would be performed. If a write-down to market value of all or part of our goodwill becomes necessary, our accounting results and net worth would be adversely affected. As of March 31, 2005, our total goodwill, net of amortization, was approximately $171.9 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus may contain "forward-looking statements" that reflect, when made, our expectations or beliefs concerning future events that involve risks and uncertainties, including:

  •
  changes in federal wastewater treatment and biosolid regulation;

  •
  our ability to comply with federal, state and local environmental regulations or to maintain and obtain necessary permits;

  •
  competition in the wastewater residuals management business;

  •
  the risk of early termination of customer contracts;

  •
  the inability to obtain proper bonding;

  •
  risks associated with future weather conditions;

  •
  the impact of increased fuel costs;

  •
  our calculation of estimated remaining contract value, or backlog;

  •
  the risk associated with pending legal proceedings;

  •
  the risk that our acquisition strategy could fail;

  •
  the tenure of our senior management team;

  •
  our ability to retain the loyalty of our customers;

  •
  our level of debt;

  •
  our ability to obtain additional financing;

  •
  our ability to maintain sufficient insurance;

  •
  the availability and satisfactory performance of subcontractors for our design and build operations;

  •
  the effect of the restrictions in our new credit facility on our operations; and

  •
  our ability to service our debt.

        All statements other than statements of historical facts included in this prospectus, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        These forward-looking statements may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or other similar words and phrases. Forward-looking statements and our plans and expectations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to risks that could affect the value of our securities. For more information, see "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive total net proceeds from the offering of approximately $41.0 million, after deducting underwriting discounts and commissions and other offering-related expenses. We will use our net proceeds from this offering, together with $180.0 million of borrowings under the new credit facility, as follows:

  •
  $28.5 million to repay in full indebtedness under our existing credit facility;

  •
  $6.9 million to pay fees and expenses associated with the repayment of the existing credit facility and the establishment of the new credit facility;

  •
  $5.5 million associated with our redemption of a portion of outstanding options to purchase shares of common stock held by certain members of our senior management and board of directors, as set forth below;

  •
  $173.3 million to repurchase all of our outstanding 9 1/2% notes that mature in April 2009 (including tender premiums and accrued and unpaid interest);

  •
  $1.3 million to pay a transaction bonus to certain members of our senior management, as set forth below; and

  •
  the remainder for general corporate purposes.

        Upon the closing of this offering we will redeem a portion of outstanding vested options to purchase shares of common stock held by our Chief Executive Officer, the next four most highly compensated executive officers and other members of senior management, as set forth in the chart below.

Name	Number of Options Redeemed	Net Proceeds Received
		(in thousands)
Ross M. Patten	801,498	$1,699
Robert C. Boucher, Jr.	381,666	801
J. Paul Withrow	351,133	744
Mark A. Rome	316,237	653
Alvin L. Thomas II	319,509	643
Gene Meredith	48,750	57
Kenneth Ch'uan-k'ai Leung	57,917	23
Other members of senior management	435,131	835

Total	2,711,841	$5,455

        In connection with the completion of this offering and the entering into of the new credit facility, Robert C. Boucher, our President and Chief Executive Officer, and J. Paul Withrow, our Chief Financial Officer and Senior Executive Vice President, will receive cash transaction bonuses of approximately $700,000 and $560,000, respectively.

        We will not receive any of the proceeds from the existing equity investors' sale of 23,414,266 shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by our existing equity investors pursuant to the option they have granted the underwriters to purchase from them up to 4,940,711 shares of common stock to cover over-allotments.

        Affiliates of Banc of America Securities LLC are lenders under our existing credit facility and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the existing credit facility.

        As of March 31, 2005, the outstanding principal amount under our existing credit facility, which expires on December 31, 2008, was $28.5 million, consisting entirely of term loan and revolving credit borrowings. Term loan borrowings under our existing credit facility bear interest at variable rates with a weighted average interest rate as of March 31, 2005 of 5.83% per year. Revolving credit borrowings under our existing credit facility bear interest at variable rates with a weighted average interest rate as of March 31, 2005 of 7.25% per year. We used the net proceeds of the borrowings under our existing credit facility to prepay and retire our previous credit facility in April 2002.

MARKET PRICE FOR COMMON STOCK

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "SYGR." Our common stock has also been approved for listing on the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx), subject to official notice of issuance. The following table sets forth, for the periods indicated, the high and low closing prices for the common stock on the Nasdaq SmallCap Market.

	Low	High
2003
First Quarter	$2.15	$2.61
Second Quarter	2.24	2.83
Third Quarter	2.20	2.55
Fourth Quarter	2.05	2.46
2004
First Quarter	$2.12	$3.07
Second Quarter	2.75	3.36
Third Quarter	2.52	3.21
Fourth Quarter	2.79	3.10
2005
First Quarter	$2.53	$5.02
Second Quarter (through May 12, 2005)	4.40	4.90

        The reported last sale price of the common stock on the Nasdaq SmallCap Market as of a recent date is set forth on the cover page of this prospectus. As of May 12, 2005, there were approximately 20,231,121 shares of common stock issued and outstanding and 257 holders of record of our common stock.

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business. In accordance with this dividend policy, we currently intend to pay an initial dividend of approximately $0.10 per share on or about July 15, 2005 and to continue to pay quarterly dividends at an annual rate of approximately $0.40 per share for the first full year following the closing of this offering. As a result, we intend to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and base business capital expenditures as regular quarterly dividends to our stockholders, rather than retaining all of such cash for other purposes. In this discussion, "base business capital expenditures" means capital expenditures relating to our ongoing operations, exclusive of capital expenditures incurred in connection with the construction and operation of new facilities. These base business capital expenditures may take the form of purchases and replacements of equipment and other improvements relating to our existing facilities and operations.

        However, as described more fully below, you may not receive any dividends as a result of the following factors:

  •
  nothing requires us to pay dividends;

  •
  while the initial dividend policy to be adopted by our board of directors contemplates the distribution of our cash available to pay dividends, this policy could be modified or revoked at any time;

  •
  even if our initial dividend policy were not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution is entirely at the discretion of our board of directors;

  •
  the amount of dividends distributed is subject to debt covenant restrictions under our new credit facility;

  •
  the amount of dividends distributed is subject to state law restrictions;

  •
  our stockholders have no contractual or other legal right to dividends; and

  •
  we may not have enough cash to pay dividends due to changes to our operating earnings, working capital requirements and anticipated cash needs.

        We have no history of paying dividends on our common stock. Dividends on our common stock are not cumulative. Depending on the timing of purchases of properties, plant and equipment and accounts receivable collection, we may need to borrow from the new revolver to allow the payment of regular quarterly dividends even if our Adjusted EBITDA exceeds expected levels. It is possible, therefore, that the balance of revolver borrowings could increase during 2005.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to pursue growth opportunities, including significant acquisitions and purchases of equipment for our current facilities, requiring capital expenditures significantly beyond our current expectations or new facility capital expenditures not expressly contemplated herein. In this discussion, "new facility capital expenditures" means capital expenditures relating to the construction and operation of new facilities. These new facility capital expenditures may take the form of purchases of property, plant and equipment for facilities that have not yet commenced operations. We intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment, such as smaller acquisitions and equipment purchases. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In determining our expected initial dividend level, we reviewed and analyzed, among other things:

  •
  our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA was $60.3 million in 2001; $63.2 million in 2002; $57.2 million in 2003; and $64.1 million in 2004;

  •
  our anticipated cash requirements associated with our new capital structure;

  •
  our anticipated base business capital expenditure requirements;

  •
  our expected other cash needs, primarily related to working capital requirements, which finance the cash conversion cycle of our business, or the time required to convert receivables into cash;

  •
  the terms of our debt instruments, including our new credit facility;

  •
  other potential sources of liquidity, including working capital and the possibility of asset and securities sales; and

  •
  various other aspects of our business.

Minimum Adjusted EBITDA

        We do not as a matter of course make public projections as to future sales, earnings or other results. However, our management has prepared the forward looking financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. In the view of our management, the information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the forward looking financial information.

        The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under "Risk Factors." Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

        We believe that, in order to fund dividends on our common stock for the first full year following the closing of this offering at the level described above solely from cash generated by our business, our Adjusted EBITDA for fiscal 2005 would need to be at least $65.9 million. As described under "—Assumptions and Considerations" below, we believe that our minimum Adjusted EBITDA for fiscal 2005 will be at least $65.9 million and we have determined that our assumptions as to base business capital expenditures, cash interest expense, income taxes and availability of funds under our new revolving credit facility are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the expected fixed charge coverage and total leverage covenants in our new credit facility.

        The following table sets forth our calculation illustrating that $65.9 million of Adjusted EBITDA for fiscal 2005 would be sufficient to fund dividends at the above level for fiscal 2005 and would satisfy the expected fixed charge coverage and total leverage covenants in our new credit facility. We expect that Adjusted EBITDA of $65.9 million for fiscal 2005 would permit us to pay dividends at our anticipated level under all relevant financial and restricted payment covenants and restrictions contained in the new credit facility.

Projected Cash Available to Pay Dividends Based on Estimated Minimum Adjusted EBITDA	Amount
	(dollars in thousands)
Projected minimum Adjusted EBITDA	$65,879
Less:
Projected base business capital expenditures(1)	(11,000)
Projected cash interest expense(2)	(17,300)
Projected cash income taxes(3)	(1,400)
Projected principal payments on capital leases and non-recourse revenue bonds	(7,000)
Projected earn-out payments	(600)

Projected cash available to pay dividends on our outstanding common stock(4)	$28,579

Projected total leverage ratio derived from the above(5)	3.83	x
Projected interest coverage ratio derived from the above(6)	4.34	x
Projected fixed charge coverage ratio derived from the above(7)	3.42	x

        The following table illustrates, for our fiscal year ended December 31, 2004 and for the twelve months ended March 31, 2005, the amount of cash that would have been available for payment of dividends to our stockholders, assuming that the offering had been consummated at the beginning of the first period presented, subject to the assumptions described in such table.

Projected Cash Available to Pay Dividends	Year Ended December 31, 2004	Twelve Months Ended March 31, 2005
	(dollars in thousands)
Net income (loss) before preferred stock dividends	$16,541	$15,321
Depreciation and amortization	19,902	20,498
Interest expense	16,267	17,613
Provision for income taxes	11,039	10,249
Preferred stock dividends	—	—
Other items:
Special charges(8)	320	320

Adjusted EBITDA	64,069	64,001
Less:
Base business capital expenditures(9)	(10,100)	(9,024)
Cash interest expense(10)	(15,086)	(15,086)
Cash income taxes	(959)	(981)
Principal payments on capital leases and non-recourse revenue bonds	(4,963)	(5,084)
Earn-out payments	(804)	(804)

Projected cash that would have been available to pay dividends	$32,157	$33,022

(1)
Our ongoing base business capital expenditure program consists of, among other things, expenditures for replacement equipment and other betterments. We expect base business capital expenditures of approximately $11.0 million to $13.0 million in 2005, which will be funded from operating cash flows. We expect new facility capital expenditures of approximately $39.0 million in 2005, of which $30.0 million will be funded with borrowings under the delayed draw term loan and the balance will be funded with borrowings under the revolving credit facility. These new facility capital expenditures are therefore not included in this table. These new facilities include a composting facility in Kern County, California, an incineration facility in Woonsocket, Rhode Island, a dewatering facility in Providence,

  Rhode Island, a pelletization facility in Honolulu, Hawaii and a composting facility in Los Palos, California. Our base business and new facility capital expenditures for 2004 were approximately $25.6 million, which includes approximately $15.5 million related to the construction of new biosolids processing facilities, including the new Sacramento biosolids processing facility totaling approximately $11.9 million. New facility capital expenditures related to the construction of the Sacramento facility were primarily funded by restricted cash from non-recourse bonds.

(2)
Assumes: (i) interest at a weighted average rate of LIBOR (based on estimated three-month rate of 3.22%) plus 2.5% on approximately $180 million of outstanding borrowings under the new term loan, a weighted average rate of LIBOR plus 2.5% on $12 million of average borrowings outstanding under the new revolver and a 0.5% commitment fee on the average unused balance; (ii) interest at a weighted average rate of approximately 2.5% on approximately $35 million of outstanding letters of credit; (iii) interest at a weighted average rate of approximately 6.5% on approximately $13.8 million of capital leases; and (iv) interest at a weighted average rate of approximately 6.1% on approximately $71.5 million of other indebtedness. These assumed rates give effect to interest rate cap agreements we expect to enter into which will cap our LIBOR rate on approximately $157 million of the $180 million of borrowings under the new credit agreement at approximately 4.5%. A one quarter of 1% increase in LIBOR would increase projected interest expense by approximately $0.5 million.

  The difference between the $15.1 million of estimated interest expense included in the pro forma commitments due in less than one year disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Pro Forma Commitments" on page 52 and the $17.3 million included herein is due to (1) an expected increase in three month LIBOR from 2.56 percent at December 31, 2004 (which was used to estimate interest in the pro forma commitment table on page 52) to 3.22 percent which was used to estimate interest expense for fiscal 2005 herein, and (2) additional interest expense on expected borrowings in 2005 totaling approximately $30 million to partially fund new facility capital expenditures.

(3)
Cash income taxes reflects estimated federal AMT income taxes of $0.5 million and state income taxes of $0.9 million.

(4)
The table below sets forth the assumed number of outstanding shares of common stock upon the closing (assumed at May 31, 2005) of this offering and the estimated per share and aggregate dividend amounts payable on such shares on the first full year following the closing of this offering:

		Dividends
	Number of Shares	Per Share	Aggregate
Estimated dividends on our outstanding common stock	71,448,217	$0.40	$28.6
(5)
Total leverage ratio for any twelve month period is calculated as total debt less non-recourse bonds to Adjusted EBITDA less debt service on non-recourse bonds.

(6)
Interest coverage ratio for any twelve month period is calculated as Adjusted EBITDA less debt service on non-recourse bonds to total interest expense less interest expense on non-recourse bonds.

(7)
Fixed charge coverage ratio for any twelve month period is calculated as Adjusted EBITDA less debt service on non-recourse bonds minus base business capital expenditures minus cash taxes paid divided by total cash interest expense (excluding interest on non-recourse bonds) or payment of debt. Base business capital expenditures, interest expense and scheduled amortization are calculated excluding capital expenditures funded from non-recourse bonds, interest for non-recourse bonds and scheduled principal payments on non-recourse bonds.

(8)
In 2004, we recognized approximately $0.3 million of special charges related to the restatement of our fiscal 2001 financial statements.

(9)
Our total base business and new facility capital expenditures were approximately $25.6 million for the year ended December 31, 2004, of which $10.1 million related to base business capital expenditures and $15.5 million related to new facility capital expenditures (including $11.9 million on the Sacramento dryer project). Our total base business and new facility capital expenditures were approximately $23.2 million for the twelve month period ended March 31, 2005, of which $9.0 million related to base business capital expenditures and $14.2 million related to new facility capital expenditures.

(10)
Reflects our anticipated cash interest expense under our new credit facility. See note (2) above.

Assumptions and Considerations

        Based on review and analysis conducted by our management and our board, we believe that our minimum Adjusted EBITDA for the fiscal 2005 would have been at least $65.9 million, and we have determined that the assumptions in the above tables as to base business capital expenditures, cash interest expense, income taxes and revolver availability in the above tables are reasonable. We considered numerous factors in making such determination, including the following:

  •
  our Adjusted EBITDA for the year ended December 31, 2004 was $64.1 million and for the twelve month period ended March 31, 2005 was $64.0 million; and

  •
  for fiscal 2004 and for the twelve month period ended March 31, 2005, we incurred $10.1 million and $9.0 million in base business capital expenditures, respectively, and $15.5 million and $14.2 million in new facility capital expenditures, respectively. Future new facility capital expenditures will be financed with borrowings under the delayed draw term loan and the revolving credit facility. We do not currently expect that base business capital expenditures could vary significantly on an annual basis.

        We have also assumed:

  •
  that all of the 9 1/2% notes are repurchased;

  •
  that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods; and

  •
  the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated base business capital expenditures.

        If our Adjusted EBITDA for fiscal 2005 falls below the $65.9 million level (or if our assumptions as to base business capital expenditures or interest expense are too low or our assumptions as to the sufficiency of our new revolver to finance our working capital needs prove incorrect, or if the other assumptions stated above prove incorrect), we would need to either reduce or eliminate dividends or, to the extent permitted to do so under the new credit facility, to fund a portion of our new dividends with borrowings or from other sources. In addition, to the extent we finance base business or new facility capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        Depending on the timing of purchases of properties, plant and equipment and accounts receivable collections, there is a possibility that we may need to borrow from the new revolver to allow the payment of regular quarterly dividends even if our Adjusted EBITDA equals or exceeds $65.9 million. Because of these factors, as well as our intention to pay dividends at the levels described above, it is possible that the balance on the new revolver will increase during 2005.

        We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled "Risk Factors." Without limiting those risks, considerations and factors, this belief is subject to the assumption that there will be no material adverse development which impairs the market for or pricing of our products, and that our business does not experience any other material adverse developments.

        As noted above, we have estimated our initial dividend level for the first full year following the closing of this offering and our minimum Adjusted EBITDA for fiscal 2005 on a pro forma basis. Moreover, there can be no assurance that during or following such period we will pay dividends at the levels estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time our capital and other cash needs will invariably be subject to uncertainties which could impact the level of any dividends we pay in the future. The new credit facility will need to be refinanced on or prior to 2010, and thereafter our interest expense could be higher. We may not be able to renew or refinance the new credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, which may materially adversely affect our ability to pay dividends. If we are unable to refinance or renew our new credit facility, our failure to repay all amounts due on the maturity date would cause a default under the new credit facility. We expect our scheduled principal payments on debt to be approximately $95.0 million in 2010. In addition, our interest expense may increase significantly if we refinance the new credit facility on terms that are less favorable to us than the terms of the new credit facility.

        In addition, we will finance new facility construction with indebtedness. Therefore, we will begin to incur incremental debt service obligations. Our intended policy to distribute rather than retain cash available to pay dividends is based upon our assessment of our financial performance, our cash needs and our investment opportunities. If these factors change based on, for example, competitive developments (which could increase our need for base business or new facility capital expenditures), or new investment opportunities, we would need to reassess that policy. Our board is free to depart from or change our initial dividend policy at any time and could do so, for example, if it determines that we have insufficient cash to take advantage of growth opportunities that are deemed important, including significant strategic acquisitions or equipment purchases. Although management currently has no specific plans to increase capital spending to materially expand our business, management will evaluate growth opportunities, including strategic acquisitions, as they arise and may pursue opportunities that it believes would result in net increases to our cash available for distribution or create additional shareholder value.

Restrictions on Payment of Dividends

        Under Delaware law, we can only pay dividends either out of "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or out of current or the immediately preceding year's net profits. Due to significant non-cash expenses such as depreciation and deferred tax provision, we anticipate that dividends paid at the levels described above will exceed net profits and therefore expect that we will pay at least a portion of our dividends out of surplus. Although we believe we will have sufficient surplus to pay dividends at the anticipated levels during the first year following this offering, our board will seek periodically to assure itself of this before actually declaring any dividends. Further, before paying any dividends in subsequent years, we likely would seek opinions from outside valuation firms to the effect that there is sufficient surplus to pay dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not declare and pay dividends.

        Under our new credit facility, dividends are restricted as follows:

  •
  we may use all of our cash available to pay dividends but we may not in general pay dividends in excess of such amounts. We define "cash available to pay dividends" as Adjusted EBITDA for the period commencing on the first day of the first full fiscal quarter after the closing of the offering and ending on the last day of the last fiscal quarter, less debt service on non-recourse bonds plus cash gains from asset sales outside the ordinary course of business plus extraordinary or non-recurring gains minus (to the extent not deducted in the determination of Adjusted EBITDA less debt service on non-recourse bonds) cash interest expense (excluding interest on non-recourse bonds), cash income tax expense, base business capital expenditures (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances, asset dispositions or certain growth capital expenditures to be agreed), non-recurring fees, cash payments for permitted acquisitions (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances, asset dispositions of distributable cash not used to pay dividends), permitted investments (other than certain exempt investments), adjustments in computing Consolidated EBITDA, as defined in the new credit facility, cash earn-out payments and specified repayments of our indebtedness (but excluding payments of non-recourse bonds);

  •
  we may only pay dividends if our interest coverage ratio and fixed charge ratio (all of which are calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of the most recently completed fiscal quarter for which internal financial statements are available are equal to or greater than 3.5 to 1.0 and 1.65 to 1.0 (2.0 to 1.0 from the fiscal quarter ended March 31, 2006 and thereafter), respectively;

  •
  we may only pay dividends if our leverage ratio (calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of any fiscal quarter for which internal financial statements are available are not greater than 4.5 to 1.0 (4.25 to 1.0 from the fiscal quarter ended March 31, 2007 through September 30, 2007, and 4.0 to 1.0 from the fiscal quarter ended December 31, 2007 and thereafter); and

  •
  we may not pay any dividends if any default or an event of default under the new credit facility has occurred and is continuing.

        We will be required to record a substantial number of one-time expenses related to the Transactions, including the following:

  •
  the estimated tender premium of approximately $15.2 million related to the early repayment of all of the 9 1/2% notes and our existing credit facility;

  •
  the write-off of option repurchases and transaction bonuses of approximately $6.6 million; and

  •
  the write-off of deferred debt issuance costs and fair value adjustment on the 9 1/2% notes of approximately $5.4 million.

        These non-recurring charges are excluded from the calculations in our new credit facility relating to debt covenant compliance and our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005 on an actual basis and on a pro forma, as adjusted basis, as if this offering and the other Transactions occurred on that date, assuming the underwriters have not exercised their over-allotment option.

        You should read this table in conjunction with the "Use of Proceeds," "Selected Financial Data," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma, As Adjusted
	(In thousands)
Cash and cash equivalents	$273	$5,893
Restricted cash(1)	1,496	1,496

Total	$1,769	$7,389

Short-term debt	—	—

Long-term debt, including current portion:
Existing credit facility	28,506	—
New credit facility(2)	—	180,000
9 1/2% notes(3)	150,000	—
Fair value adjustment on subordinated debt as a result of interest rate swap	(694)	—
Non recourse project revenue bonds	62,335	62,335
Capital lease obligations	13,591	13,591
Other long-term debt	844	844

Total long-term debt, including current maturities	$254,582	$256,770

Redeemable preferred stock (at $1,000 per share), 69,792.29 shares issued and outstanding, actual; none issued or outstanding, pro forma, as adjusted	$97,398	$—
Stockholders' equity:
Preferred stock, $0.002 par value per share, 10,000,000 shares authorized, none issued or outstanding, actual and pro forma, as adjusted	—	—
Common stock, $0.002 par value, 100,000,000 shares authorized, 20,160,121 issued and outstanding, actual; 100,000,000 shares authorized, 70,823,555 issued and outstanding, pro forma, as adjusted	40	141
Additional paid in capital	72,167	210,464
Accumulated deficit	(4,215)	(21,618)
Accumulated other comprehensive loss	(672)	—

Total stockholders' equity	67,320	188,987

Total capitalization	$419,300	$445,757

(1)
Represents cash we are required to hold in restricted accounts pursuant to agreements governing our outstanding non-recourse project revenue bonds.

(2)
The new revolver will provide for borrowings of up to $95.0 million and is expected to be undrawn upon completion of the Transactions. At March 31, 2005, we had approximately $37.8 million of outstanding letters of credit, which would reduce availability under the revolving credit facility.

(3)
Assumes all outstanding 9 1/2% notes are repurchased.

UNAUDITED PRO FORMA FINANCIAL DATA

        The following unaudited pro forma financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma financial information because the effect of the Transactions on our financial information is material. The summary unaudited pro forma financial data for the year ended December 31, 2004 and as of and for the three months ended March 31, 2005 have been prepared to give pro forma effect to the following as if they had occurred on March 31, 2005, in the case of the unaudited pro forma balance sheet data, and on January 1, 2004 in the case of unaudited pro forma income statement data:

  •
  conversion of all outstanding shares of our preferred stock by the existing equity investors;

  •
  the sale by us and the existing equity investors of 32,938,076 shares of common stock (assuming the underwriters do not exercise their overallotment option);

  •
  the redemption of a portion of outstanding options to purchase shares of common stock held by certain members of our senior management and board of directors and the payment of a transaction bonus to certain members of our senior management;

  •
  the repayment and termination of our existing credit facility and short-term debt;

  •
  the entering into of the new credit facility; and

  •
  the repurchase of all of our 9 1/2% notes.

        The adjustments to the unaudited pro forma financial data are based upon available information and assumptions that we believe are reasonable and exclude from the pro forma income statement data the following non-recurring charges that will be incurred in connection with the use of proceeds from this offering and borrowings under the new credit facility and recognized in the fiscal quarter in which the offering is completed:

  •
  the estimated tender premium of approximately $15.2 million related to the early repayment of all of the 9 1/2% notes and our existing credit facility;

  •
  the write-off of option repurchases and transaction bonuses of approximately $6.6 million; and

  •
  the write-off of deferred debt issuance costs and fair value adjustment on the 9 1/2% notes of approximately $5.4 million.

        These non-recurring charges are excluded from the calculations in our new credit facility relating to debt covenant compliance and our ability to pay dividends.

        The unaudited pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to indicate balance sheet data, results of operations, cash flows, or other data as of any future date or for any future period. A number of factors may affect our results. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

        The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma balance sheet data and statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES PRO FORMA BALANCE SHEET
AS OF MARCH 31, 2005 (DOLLARS IN THOUSANDS)
(Unaudited)

	Historical Consolidated	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Assets:
Current assets:
Cash and cash equivalents	$273	$5,620	(e)	$5,893
Restricted cash	1,496	—		1,496
Accounts receivable, net	57,665	—		57,665
Cost and estimated earnings in excess of billings	10,822	—		10,822
Prepaid expenses and other current assets	11,203	—		11,203

Total current assets	81,459	5,620		87,079
Property, machine and equipment, net	223,352	—		223,352
Other assets:
Goodwill	171,855	—		171,855
Restricted cash—construction fund	339	—		339
Restricted cash—debt service fund	7,965	—		7,965
Cost and estimated earnings in excess of billings—long term	4,848	—		4,848
Other, net	14,185	6,900 (4,589	(b) )(d)	16,496

Total assets	$504,003	$7,931		$511,934

Liabilities and stockholders' equity:
Current liabilities:
Current maturities of long-term debt	$850	$(244	)(c)	$606
Current maturities of nonrecourse project revenue bonds	3,300	—		3,300
Current maturities of capital lease obligations	2,944	—		2,944
Accounts payable and accrued expenses	61,811	(8,058	)(d)	53,753

Total current liabilities	68,905	(8,302)		60,603
Long term debt:
Long-term debt obligations, net	177,806	180,000 (150,000 (28,262 694	(b) )(d) )(c) (d)	180,238
Nonrecourse project revenue bonds, net	59,035	—		59,035
Capital lease obligations, net	10,647	—		10,647

Total long-term debt	247,488	2,432		249,920
Other long-term liabilities	22,892	(10,468	)(f)	12,424

Total liabilities	339,285	(16,338)		322,947

Redeemable preferred stock, 69,792.29 shares issued and outstanding, actual; redeemable at $1,000 per share	97,398	(98,199 801	)(a) (a)	—
Stockholders' equity:
Preferred stock, $0.002 par value per share, 10,000,000 shares authorized, none issued or outstanding, actual and pro forma as adjusted	—	—		—
Common stock, $0.002 par value, 100,000,000 shares authorized, 20,160,121 issued and outstanding, actual; 100,000,000 shares authorized, 70,823,555 issued and outstanding, pro forma as adjusted	40	19 82	(a) (a)	141
Additional paid in capital	72,167	40,981 98,117 (801	(a) (a) )(a)	210,464
Accumulated deficit	(4,215)	(17,403	)(f)	(21,618)
Accumulated other comprehensive loss	(672)	672	(d)	—

Total stockholders' equity	67,320	121,667		188,987

Total liabilities and stockholders' equity	$504,003	$7,931		$511,934

The accompanying notes are an integral part of the unaudited pro forma balance sheet.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES PRO FORMA INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004 (Unaudited)
(dollars in thousands)

	Historical Consolidated	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Income Statement Data:
Revenue	$325,864	$—		$325,864
Cost of services	258,042	—		258,042
Gross profit	67,822	—		67,822
Selling, general and administrative expenses	24,346	—		24,346
(Gain) loss on sale of assets	(854)	—		(854)
Special charges, net	320	—		320
Amortization of intangibles	126	—		126

Income from operations	43,884	—		43,884
Other expense:
Other expense, net	37	—		37
Interest expense, net	22,247	9,936 (15,916	(h) )(g)	16,267

Total other expense, net	22,284	(5,980)		16,304

Income before provision for income taxes	21,600	5,980		27,580
Provision for income taxes	8,646	2,394	(j)	11,040

Net income before preferred stock dividends	12,954	3,586		16,540
Preferred stock dividends	8,827	(8,827	)(i)	—

Net income (loss) applicable to common stock before cumulative effect of change in accounting for asset retirement obligations	$4,127	$12,413		$16,540

Earnings (loss) per share before cumulative effect of change in accounting for asset retirement obligations:
Basic net earnings (loss) per share	$0.21	$0.03		$0.24
Dilutive net earnings (loss) per share	$0.21	$0.03		$0.24
Weighted average shares outstanding:
Basic earnings per share	19,777,041	49,859,951	(k)	69,636,992
Dilutive earnings per share	19,777,041	50,394,602	(k)	70,171,643

The accompanying notes are an integral part of the unaudited combined pro forma income statement.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES PRO FORMA INCOME STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2005 (Unaudited)
(dollars in thousands)

	Historical Consolidated	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Income Statement Data:
Revenue	$76,214	$—		$76,214
Cost of services	64,176	—		64,176
Gross profit	12,038	—		12,038
Selling, general and administrative expenses	6,169	—		6,169
(Gain) loss on sale of assets	(76)			(76)
Special charges, net	—	—		—
Amortization of intangibles	—	—		—

Income from operations	5,945	—		5,945
Other expense:
Other expense, net	(3)	—		(3)
Interest expense, net	6,515	2,664 (4,510	(h) )(g)	4,669

Total other expense, net	6,512	(1,846)		4,666

Income before provision for income taxes	(567)	1,846		1,279
Provision for income taxes	(227)	739	(j)	512

Net income before preferred stock dividends	(340)	1,107		767
Preferred stock dividends	2,272	(2,272	)(i)	—

Net income (loss) applicable to common stock before cumulative effect of change in accounting for asset retirement obligations	$(2,612)	$3,379		$767

Earnings (loss) per share before cumulative effect of change in accounting for asset retirement obligations:
Basic net earnings (loss) per share	$(0.13)	$0.14		$0.01
Dilutive net earnings (loss) per share	$(0.13)	$0.14		$0.01
Weighted average shares outstanding:
Basic earnings per share	20,020,183	50,663,434	(l)	70,683,617
Dilutive earnings per share	20,020,183	52,373,634	(l)	72,393,817

The accompanying notes are an integral part of the unaudited combined pro forma income statement.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES
TO UNAUDITED PRO FORMA FINANCIAL DATA
(dollars in thousands)

1.     Basis of Presentation

        The unaudited pro forma balance sheet at March 31, 2005 presents our consolidated financial position assuming this offering of common stock (assuming the underwriters do not exercise their over-allotment option), the conversion of our preferred stock into 41,139,625 shares of common stock (assuming conversion of accrued dividends at March 31, 2005) by the existing equity investors, the repayment of outstanding amounts under the existing credit facility, the entering into of the new credit facility, the repurchase of all of our 9 1/2% notes, the redemption of a portion of the outstanding stock options held by certain members of our senior management and board of directors and the payment of a transaction bonus to certain members of our senior management, had been completed on that date. Our unaudited pro forma income statement data for the year ended December 31, 2004 and the three months ended March 31, 2005 present our consolidated results of operations assuming that the transactions described herein had been completed on January 1, 2004. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the transactions described herein on our historical financial information. The pro forma adjustments set forth in the Unaudited Pro Forma Balance Sheet and Unaudited Pro Forma Income Statement are described more fully in Note 2, "Pro Forma Assumptions and Adjustments," below.

        You should read this unaudited pro forma financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our unaudited pro forma financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we operated with the transactions described herein for the periods presented and should not be relied upon as being indicative of our future results after the transactions described herein.

2.     Pro Forma Assumptions and Adjustments

Unaudited Pro Forma Balance Sheet at March 31, 2005

        The unaudited pro forma balance sheet has been prepared to reflect the following transactions as if they had occurred on March 31, 2005. Actual amounts could vary from these pro forma adjustments.

  (a)
  The conversion of preferred stock and offering of shares of common stock.

    Assumes conversion of 69.8 million shares of preferred stock into 41.1 million shares of common stock at March 31, 2005, which had a book value of $97.4 million. In connection with this conversion, we expect to write-off to additional paid in capital unamortized preferred stock issuance costs totaling $0.8 million as of March 31, 2005.

    We and the existing equity investors expect to offer for sale 32.9 million shares of common stock (assuming the underwriters do not exercise their over-allotment option) for gross proceeds of $152.2 million and net proceeds of $143.8 million, after deducting underwriters' fees and transaction expenses which are currently estimated at $8.4 million. We will not receive any proceeds from the sale of our common stock by the existing equity investors. We expect to receive net proceeds of $41.0 million from the primary shares issued in the offering (after underwriters' fees and transaction costs).

  (b)
  The new credit facility.

    We expect to close the new $305.0 million credit facility and to incur debt issuance costs of approximately $6.9 million in connection therewith. The new credit facility will include a

    $180.0 million term loan that will be funded at closing, and a $95.0 million revolver and a $30.0 million delayed drawn term loan, neither of which will be drawn at closing. The new revolver will have a term of five years and the new term loan and the delayed draw term loan will have a term of seven years. The term loan facility, the delayed draw term loan and the new revolver will bear interest based on a pricing grid at the Eurodollar Rate ("LIBOR") plus an applicable margin, from 1.5% to 2.5% depending on leverage or at the Base Rate plus an applicable margin, from 0.5% to 1.5%, depending on leverage. To the extent the revolving line of credit remains undrawn, we will incur a commitment fee of 0.5% per year. To the extent the delayed draw term loan remains undrawn, we will incur a commitment fee of 0.5% per year.

  (c)
  The repayment of all outstanding borrowings under the existing credit facility totaling $28.5 million (including current maturities of $0.2 million).

  (d)
  The repurchase of $150 million of outstanding 9 1/2% senior subordinated notes.

    We intend to use $23.3 million of the expected net proceeds from the offering and/or borrowings under the new credit facility to pay $8.1 million of accrued and unpaid interest (including $0.7 million of interest rate swap settlement costs) on the debt repaid in Notes (b) and (c) above at March 31, 2005, and a call premium of $15.2 million on the repurchase of all of the 9 1/2% notes through the tender offer. We also expect to write-off the deferred financing costs associated with the debt repaid in Notes (b) and (c) above, which were $4.6 million at March 31, 2005, to write-off the fair value adjustment on the 9 1/2% notes, which totaled $0.7 million at March 31, 2005, and to write-off amounts in other comprehensive income related to debt repaid in Note (c) above, which totaled $0.7 million at March 31, 2005.

  (e)
  Represents cash remaining after completion of the transactions described in Notes (a) through (d) above, summarized as follows ($ in thousands):

Sale of common stock, net	$41,000
New senior credit facility term loan	180,000
Debt issuance costs	(6,900)
Repay existing credit facility	(28,506)
Repay 9 1/2% notes	(150,000)
Tender premium on 9 1/2% notes	(15,200)
Pay accrued interest on debt	(8,058)
Repurchase management options	(5,456)
Transaction bonus to certain members of senior management	(1,260)

Total	$5,620

  (f)
  Other long-term liabilities include deferred tax liabilities and are being reduced by the tax benefits resulting from the write-offs described in Notes (a) through (d) above, while accumulated deficit is being increased by these charges. Both of these effects are summarized below:

	Charge	Tax Benefit	Accumulated Deficit
Tender premium	$15.2	$6.1	$9.1
Repurchase options	5.5	2.2	3.3
Transaction bonus	1.3	0.5	0.8
Write-off debt issuance costs	4.6	1.9	2.7
Write-off of fair value adjustment on 9 1/2% notes	0.7	0.3	0.4
Write-off other comprehensive income	0.7	(.4)	1.1

Total	$28.0	$10.6	$17.4

Unaudited Pro Forma Income Statement Data for the Year Ended December 31, 2004 and the Three Months Ended March 31, 2005

        The unaudited pro forma income statement data for the year ended December 31, 2004 and the three months ended March 31, 2005 have been prepared to reflect the following adjustments as if the transactions described herein had occurred on January 1, 2004. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

  (g)
  Represents the elimination of historical interest costs associated with debt to be extinguished as a result of the transactions described in Note (c) and Note (d).

  (h)
  Represents the addition of the interest costs associated with the new credit facility as discussed in Note (b). Interest expense was estimated assuming an estimated average interest rate of 5 percent. A one eighth of one percent increase in the average interest rate assumed would increase annual interest expense by $0.2 million.

  (i)
  Represents the elimination of historical preferred stock dividends assuming the conversion of all outstanding shares of preferred stock into common stock prior to the offering as described in Note (a).

  (j)
  Represents the after tax effect of the adjustments in items (g) and (h) above assuming an estimated statutory tax rate of 40%.

  (k)
  Includes an additional 40.3 million common shares related to the conversion of preferred stock into common stock, 9.5 million common shares related to the primary shares issued and sold in the offering, and for dilutive earnings per share 0.5 million of common stock equivalents related to options for the year ended December 31, 2004.

  (l)
  Includes an additional 41.1 million common shares related to the conversion of preferred stock into common stock, 9.5 million common shares related to the primary shares issued and sold in the offering, and for dilutive earnings per share 1.7 million of common stock equivalents related to options for the three months ended March 31, 2005.

        The unaudited pro forma income statement data has not been adjusted to reflect the write-offs summarized in Note (f) because they are non-recurring in nature.

SELECTED FINANCIAL DATA

        The following table summarizes selected consolidated financial data of Synagro for each fiscal year of the five-year period ended December 31, 2004 and for the three month periods ended March 31, 2004 and 2005. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, included elsewhere herein.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Income Statement Data:
Revenue	$163,098	$260,196	$272,628	$298,552	$325,864	$72,660	$76,214
Gross profit	43,198	68,095	70,748	64,101	67,822	12,316	12,038
Selling, general and administrative expenses	14,337	21,958	22,935	26,070	24,346	5,780	6,132
Reorganization costs	—	—	905	1,169	—	—	—
Special charges, net	—	1,018	—	—	320	-0-	-0-
Amortization of intangibles	3,516	4,458	108	450	126	42	37
Interest expense, net	18,908	26,968	23,498	23,356	22,247	5,169	6,515
Net income before cumulative effect of change in accounting for derivatives and asset retirement obligations, preferred stock dividends and noncash beneficial conversion charge	$6,551	$17,568	$11,064	$7,754	$12,954	$1,443	$(567)
Cumulative effect of change in accounting for derivatives	—	1,153	—	—	—	—	—
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	476	—	—	—
Preferred stock dividends	3,939	7,248	7,659	8,209	8,827	2,138	2,272
Noncash beneficial conversion charge	37,045	—	—	—	—	—	—

Net income (loss) applicable to common stock	$(34,433)	$9,167	$3,405	$(931)	$4,127	$(1,258)	$(2,612)

Net income (loss) per common share	$(1.78)	$0.47	$0.17	$(0.05)	$0.21	$(0.06)	$(0.13)
Common shares outstanding	19,289,720	19,457,389	19,627,132	19,775,821	19,777,041	19,775,821	20,020,183
Balance Sheet Data (at period end):
Cash and cash equivalents	$4,597	$252	$239	$206	$326	$185	$273
Working capital	17,734	9,135	20,890	20,517	10,919	14,077	12,554
Total assets	449,398	448,775	492,120	490,677	510,784	495,277	504,003
Total long term debt, net of current maturities	279,098	249,016	283,530	269,133	248,799	264,805	247,488
Redeemable preferred stock	63,367	70,431	78,090	86,299	95,126	88,437	97,398
Stockholders' equity	53,601	60,540	64,449	64,022	68,725	62,890	67,320
Statement of Cash Flows Data:
Cash flows from operating activities	19,620	38,209	29,650	24,149	35,081	11,734	8,478
Cash flows from investing activities	(250,946)	(15,485)	(15,608)	(2,592)	(13,536)	(5,082)	(4,283)
Cash flows from financing activities	235,743	(27,069)	(14,055)	(21,590)	(21,425)	(6,673)	(4,248)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. Our actual results may differ materially from these indicated forward-looking statements. For information about these assumptions and other risks and exposures relating to our business and our company, you should refer to the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

Background

        We generate substantially all of our revenue by providing water and wastewater residuals management services to municipal and industrial customers. We provide our customers with services and capabilities, including, drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We currently serve more than 600 customers in 37 states and the District of Columbia. Our contracts typically have inflation price adjustments, renewal clauses and broad force majeure provisions. For the year ended December 31, 2004, we experienced a combined contract retention rate (both renewals and rebids) of approximately 88 percent.

        We categorize our revenues into five types: contract, event work, purchase order (PO), product sales and design/build construction.

        Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services, and are typically performed under a contract with terms ranging from 1 to 25 years. Contract revenues accounted for approximately 84 percent and 83 percent of total revenues in the twelve month periods ended December 31, 2003 and 2004, respectively, and approximately 81 percent and 80 percent of total revenues in the three months ended March 31, 2004 and 2005, respectively.

        Purchase order revenues are primarily from facility operations, maintenance services, and collection and transportation services where services are performed on a recurring basis, but not under a long-term contract. Purchase order revenues accounted for approximately 4 percent and 3 percent of total revenues in the twelve month periods ended December 31, 2003 and 2004, respectively, and approximately 3 percent and 3 percent of total revenues in the three months ended March 31, 2004 and 2005, respectively.

        Product sales revenues are primarily generated from sales of composted and pelletized biosolids from internal and external facilities. Revenues from product sales accounted for approximately 4 percent and 3 percent of total revenues in the twelve month periods ended December 31, 2003 and 2004, respectively, and approximately 5 percent and 3 percent of total revenues in the three months ended March 31, 2004 and 2005, respectively.

        Design/build construction revenues are derived from contracts where we agree to design, build and then operate under a long term operating contract certain processing facilities (examples include drying and pelletization, composting, incineration and dewatering facilities). We typically subcontract the design/build work to subcontractors under fixed price contracts. Revenues from construction projects accounted for approximately 2 percent and 3 percent of total revenues in the twelve month periods ended December 31, 2003 and 2004, respectively, and approximately 1 percent and 10 percent of total revenues in the three months ended March 31, 2004 and 2005, respectively.

        Event project revenues are typically generated from digester or lagoon cleanout projects and temporary dewatering projects. Revenue from event projects accounted for approximately 6 percent and 8 percent of total revenues in the twelve month periods ended December 31, 2003 and 2004, and approximately 10 percent and 4 percent of total revenues in the three months ended March 31, 2004 and 2005, respectively.

        Revenues under our facilities operations and maintenance contracts are recognized either when wastewater residuals enter the facility or when the residuals have been processed, depending on the contract terms. All other revenues under service contracts are recognized when the service is performed. Revenues from design/build construction projects are accounted for under the percentage-of-completion method of accounting. We provide for losses in connection with long-term contracts where an obligation exists to perform services and it becomes evident that the projected contract costs will exceed the related revenue.

        Our costs relating to service contracts include processing, transportation, spreading and disposal costs, and depreciation of operating assets. Our spreading, transportation and disposal costs can be adversely affected by unusual weather conditions and unseasonably heavy rainfall, which can temporarily reduce the availability of land application. Material must be transported to either a permitted storage facility (if available) or to a local landfill for disposal. In either case, this results in additional costs for transporting, storage and disposal of the biosolid materials versus land application in a period of normal weather conditions. Processing and transportation costs can also be adversely impacted by higher fuel costs. In order to manage this risk at processing facilities, we generally enter into contracts that pass-through fuel cost increases to the customer, or for contracts without pass-through provisions we from time to time lock in our fuel costs with our fuel suppliers for terms ranging from twelve to twenty four months. As of December 31, 2004, we did not have any agreements with our fuel suppliers that locked in the unit cost of our fuel throughout fiscal 2005. We subcontract a significant portion of our transportation requirements to numerous contractors which enables us to minimize the impact of changes in fuel costs for over the road equipment. We have also periodically implemented temporary fuel surcharges with selected customers. Our costs relating to construction contracts primarily include subcontractor costs related to design, permit and general construction. Our selling, general and administrative expenses are comprised of accounting, information systems, marketing, legal, human resources, regulatory compliance, and regional and executive management costs. Historically, we have included amortization of goodwill resulting from acquisitions as a separate line item in our income statement. Effective January 1, 2002, goodwill is no longer amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and the line item will contain only amortization of intangibles and acquisition-related costs for the years ended December 31, 2003 and 2004.

        Our management reviews and analyzes several trends and key performance indicators in order to manage our business. Since approximately 90% of our revenues are generated from municipal water and wastewater plants, we monitor trends involving municipal generators, including, among other things, aging infrastructure, technology advances and regulatory activity in the water and wastewater residuals management industry. We use this information to anticipate upcoming growth opportunities, including new facility growth opportunities similar to the Sacramento, California and Pinellas Country, Florida dryer projects that we started over the past two years. We also use this information to manage potential business risks such as increased regulatory pressure or public opposition to residuals management programs in their locale.

        On an ongoing basis, our management also considers several variables associated with the operations of our business, including, among other things:

  •
  new sales (including the mix of contract and event sales) and existing business retention objectives necessary to maintain the company's high percentage of contract and other recurring revenues;

  •
  storage and permitted landbase available to efficiently manage land application of biosolids, especially during inclement weather patterns;

  •
  monitoring regulatory and permit compliance requirements and safety programs and other initiatives specific to our business; and

  •
  reviewing and monitoring utility costs, fuel costs, subcontractor transportation costs, equipment utilization and availability, equipment purchasing activity, headcount, field operating overhead and selling, general and administrative expenses.

Impact of the Transactions on Our Results of Operations and Liquidity

        Results of Operations.    We will be required to record a substantial number of one-time expenses related to the Transactions, including the following:

  •
  the estimated tender premium of approximately $15.2 million related to the early repayment of all of the 9 1/2% notes and our existing credit facility;

  •
  the write-off of option repurchases and transaction bonuses of approximately $6.6 million; and

  •
  the write-off of deferred debt issuance costs and fair value adjustment on the 9 1/2% notes of approximately $5.4 million.

        These one-time expenses are excluded from the calculations in our new credit facility relating to debt covenant compliance and our ability to pay dividends.

        Liquidity.    We expect that upon the closing of this offering the dividend policy adopted by our board of directors will become effective. The dividend policy contemplates that, subject to applicable law and terms of our then existing indebtedness, initial annual dividends will be approximately $0.40 per share of our common stock for the year following the closing of this offering. We expect the aggregate impact of this initial dividend policy to be $28.5 million for the year following the closing of this offering. The cash requirements of the expected initial dividend policy are in addition to our indebtedness and related debt service requirements discussed below in "—Results of Operations." We expect that our cash requirements will be funded through cash flow generated from the operations of our business. We will also have access to the new revolver of $95 million to supplement our liquidity position as needed.

Results of Operations

        Pursuant to SFAS 131, "Disclosures about Segment of an Enterprise and Related Information," we have restated our segment disclosure from one reporting segment as was originally reported to three reporting segments (see Note 20 to the consolidated financial statements included elsewhere in this prospectus).

        The following table sets forth certain items as a percentage of revenue for the periods indicated:

	For the Years Ended December 31,						For the Three Months Ended March 31,
	2002		2003		2004		2004		2005
Revenue	$272,628	100.0%	$298,552	100.0%	$325,864	100.0%	$72,660	100.0%	$76,214	100.0%
Gross profit	70,748	26.0	64,101	21.5	67,822	20.8	12,316	17.0	12,038	15.8
Selling, general and administrative expenses	22,935	8.4	26,070	8.7	24,346	7.5	5,780	8.0	6,132	8.1
(Gain) loss on sale of assets	(244)	(0.1)	7	0.0	(854)	(0.3)	(158)	(0.2)	(76)	(0.1)
Special charges, net	—	—	—	—	320	0.1	—	—	—	—
Amortization of intangibles	108	0.0	450	0.2	126	0.0	42	0.0	37	0.0
Income from operations	47,044	17.3	36,405	12.2	43,884	13.5	6,652	9.2	5,945	7.8
Interest expense, net	23,498	8.6	23,356	7.9	22,247	6.9	5,169	7.1	6,515	8.5
Income before provision for income taxes	17,848	6.6	12,979	4.3	21,600	6.6	1,443	2.0	(567)	(0.7)
Net income before cumulative effect of change in accounting for asset retirement obligations and preferred stock dividends	11,064	4.1	7,754	2.6	12,954	4.0	880	1.2	(340)	(0.4)
Cumulative effect of change in accounting for asset retirement obligations	—	—	476	0.2	—	—	—	—	—	—

Net income before preferred stock dividends	11,064	4.1%	7,278	2.4%	12,954	4.0%	880	1.2%	(340)	(0.4)%

Preferred stock dividends	7,659		8,209		8,827		2,138		2,272

Net income (loss) applicable to common stock	$3,405		$(931)		$4,127		$(1,258)		$(2,612)

        Revenue and income from operation are summarized by reporting segment, as follows (in thousands):

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2002	2003	2004	2004	2005
Revenue
Residuals Management Operations	$226,738	$253,610	$274,790	$61,197	$58,521
Rail Transportation	32,194	40,035	38,035	10,391	7,949
Engineering, Facilities, and Development	16,997	8,725	17,252	1,857	10,637
Eliminations	(3,301)	(3,818)	(4,213)	(785)	(893)

	$272,628	$298,552	$325,864	$72,660	$76,214

Income (loss) from operations
Residuals Management Operations	$52,922	$46,655	$55,857	$9,636	$8,147
Rail Transportation	5,505	6,194	5,134	1,355	488
Engineering, Facilities, and Development	(1,713)	(3,842)	(1,628)	(601)	663
Corporate	(9,670)	(12,602)	(15,479)	(3,738)	(3,353)

	$47,044	$36,405	$43,884	$6,652	$5,945

Results of Operations for the Three Months Ended March 31, 2005 and 2004

        For the three months ended March 31, 2005, net revenue was approximately $76.2 million compared to approximately $72.7 million for the three months ended March 31, 2004, representing an increase of approximately $3.6 million, or 5.0 percent. Approximately $8.0 million of the increase related to the Honolulu dryer project, partially offset by a $3.0 million decrease in event and product sales revenues and a $1.5 million decrease in contract revenues. These decreases were anticipated going into the year as in process and pre-sold event work was higher at the beginning of 2004 than 2005 and there was $1.3 million of contract revenue recognized in 2004 on a long-term contract accounted for using the percentage of completion accounting method that is not expected to have significant activity in 2005. Our Residuals Management Operations revenues for the three months ended March 31, 2005 decreased approximately $2.7 million, or 4.4 percent, to $58.5 million compared to $61.2 million for the three months ended March 31, 2004 due primarily to expected decreases in contract and event revenues. Our Rail Transportation segment revenues for the three months ended March 31, 2005 decreased approximately $2.4 million, or 24.0 percent, to $7.9 million for the three months ended March 31, 2005 compared to $10.4 million for the three months ended March 31, 2004 due primarily to a decrease in event and purchase order revenues from disposal services as well as a decrease in volume under contracted land application and disposal services. Our Engineering, Facilities and Development, or "EFD," revenues for the three months ended March 31, 2005 increased approximately $8.8 million to $10.6 million compared to $1.9 million for the three months ended March 31, 2004 due primarily to an increase in construction revenues on a new facility in Honolulu, Hawaii, and an increase in contract revenues on the Sacramento, California dryer facility that commenced operations in December 2004.

        Gross profit for the three months ended March 31, 2005 was approximately $12.0 million compared to approximately $12.3 million for the three months ended March 31, 2004, a decrease of approximately $0.3 million, or 2.3 percent. Gross profit as a percentage of revenue decreased to 15.8 percent in 2005 from 17.0 percent in 2004 primarily due to a $0.9 million increase in fuel costs related primarily to an unexpected supply interruption at a dryer facility in January 2005 and a $0.6 million increase in depreciation expense, partially offset by an expected reduction in facility repairs which were higher than normal in the prior year and the margin impact of the revenue changes noted above.

        Selling, general and administrative expenses were approximately $6.2 million, or 8.1 percent of revenue, for the three months ended March 31, 2005, compared to approximately $5.8 million, or 8.0 percent of revenue, for the three months ended March 31, 2004. The increase relates primarily to a planned increase in headcount and a $0.2 million increase in allowance for doubtful accounts.

        As a result of the foregoing, income from operations for the three months ended March 31, 2005 was approximately $5.9 million, or 7.8 percent of revenue, compared to approximately $6.7 million, or 9.2 percent of revenue, for the three months ended March 31, 2004. Our Residuals Management Operations income from operations for the three months ended March 31, 2005 totaled approximately $8.1 million compared to $9.6 million for the three months ended March 31, 2004 due primarily to the expected decreases in event and contract revenues described above along with a $0.4 million increase in depreciation expense and the changes in fuel and repairs costs described above. Our Rail Transportation income from operations decreased from $1.4 million in 2004 to $0.5 million in 2005 due primarily to the decrease in revenues described above, an increase in rail transportation costs and excess equipment capacity. Our EFD income from operations increased to $0.7 million for the three months ended March 31, 2005 compared to a loss of $0.6 million for the three months ended March 31, 2004 due primarily to the increase in construction revenues and dryer facility revenues described above and related margins.

        Other expense, net, for the three months ended March 31, 2005 was approximately $6.5 million compared to approximately $5.2 million for the three months ended March 31, 2004, representing an increase of approximately $1.0 million primarily due to increases in market rates along with the termination of interest rate swaps in anticipation of the pending refinancing of our debt and a $0.3 million increase in interest on debt for the Sacramento dryer facility which commenced operations in December 2004.

        For the three months ended March 31, 2005, we recorded a benefit for income taxes of approximately $0.2 million compared to a provision of $0.6 million for the three months ended March 31, 2004. Our effective tax rate was approximately 40 percent in the first three months of 2005 compared to 39 percent in the first three months of 2004. The increase in the effective tax rate is primarily related to the increase in income taxes at the state level. Our provision for income taxes differs from the federal statutory rate primarily due to state income taxes. Our tax provision is principally a deferred tax provision that will not significantly impact cash flow since we have significant tax deductions in excess of book deductions and net operating loss carryforwards available to offset taxable income.

Results of Operations for the Years Ended December 31, 2004 and 2003

        For the year ended December 31, 2004, revenue was approximately $325.9 million compared to approximately $298.6 million for 2003, an increase of approximately $27.3 million, or 9.1 percent. We have two significant fixed price, long-term contracts that we recognized revenues under the percentage of completion method of accounting totaling $17.0 million in 2004 and $1.7 million in 2003 and related gross margin totaling $5.9 million in 2004 and $0.2 million in 2003. One contract is a $34 million project for the design and construction of a biosolids dryer facility and the other contract is a $12 million project for the removal and disposal of biosolids from a lagoon over a five year period. These types of contracts occur infrequently and also have a significant impact on reported revenues and earnings. The revenue recognized for construction of the new dryer facility is reported as design build revenue, while the revenue recognized for removing and disposing of bio-solids from the lagoon over a multi-year period is reported as contract revenue. Approximately $20.0 million of the increase in revenues related to an 8 percent increase in contract service revenues, approximately $5.9 million of the increase related to design build work and approximately $4.9 million of the increase was associated with event revenues. Contract revenues include $6.7 million of revenue recognized in 2004 on the lagoon cleanout contract discussed above that is being completed over a five year period. The remaining $5.3 million of revenue on this project is expected to be recognized over the next four years as the project is completed. Excluding this work, contract revenues increased 5 percent in

2004 compared to 2003. Design build revenues include $10.3 million of revenue recognized in 2004 and $1.7 million of revenue recognized in 2003 on construction of the new dryer facility discussed above that is being completed over a multi-year period. The remaining $22.0 million of revenue on this project is expected to be recognized in 2005 when this project is expected to be completed. These revenue increases were partially offset by declines in product sales and purchase order revenues. Our Residuals Management Operations revenues for the year ended December 31, 2004 increased approximately $21.2 million, or 8.4 percent, to $274.8 million compared to $253.6 million for 2003 due primarily to the approximately $20.0 million increase in contract revenue described above, including the $6.7 million of revenue recognized in 2004 on the lagoon cleanout contract. Our Rail Transportation revenues for the year ended December 31, 2004 decreased approximately $2.0 million, or 5.0 percent, to $38.0 million compared to $40.0 million for 2003 due primarily to a decrease in event revenues from cleanout services. Our EFD revenues for the year ended December 31, 2004 increased approximately $8.5 million to $17.3 million compared to $8.7 million for 2003 due primarily to an increase in design build revenues associated with construction of the new dryer facility discussed above, and the startup of a new dryer facility in Pinellas County, Florida.

        Gross profit for the year ended December 31, 2004 was approximately $67.8 million, compared to approximately $64.1 million for 2003, an increase of approximately $3.7 million, or 5.8 percent. Gross profit as a percentage of revenue decreased to 20.8 percent in 2004 from 21.5 percent in 2003. The decrease in gross profit as a percentage of revenue from 2004 to 2003 is primarily due to the increase in depreciation and amortization expense described below, a one-time settlement gain of $2.1 million and higher construction revenues as a percentage of total revenues in 2004. Gross profit in dollars increased due to increased revenues, an improvement in land application margins (which benefited from more normal weather patterns in 2004 compared to 2003) and a significant improvement on cleanout and other event margins, partially offset by higher repairs and maintenance expenses at our drying and incineration facilities, a $1.3 million increase in depreciation and amortization expense, and a $2.1 million decrease related to a one-time non-cash gain associated with a positive settlement of a warranty obligation recorded as a reduction of cost of operations in 2003. In 2003, land application margins were negatively impacted by unusually inclement weather primarily on the east coast, which increased our storage, landfill and transportation costs significantly as we were not able to efficiently access our landbase. Fiscal 2003 was one of the wettest years on record in the mid-Atlantic and southeast states. Land application margins returned to expected levels in 2004 as we experienced more normal weather patterns this year. Cleanout margins were in line with our internal expectations in 2004, and significantly improved over 2003 margins which were negatively impacted by certain large cleanout jobs that experienced cost overruns.

        Selling, general and administrative expenses were approximately $24.3 million for the year ended December 31, 2004 compared to approximately $26.1 million for the year ended December 31, 2003, a decrease of $1.7 million, or 6.6 percent. Selling, general and administrative expenses as a percentage of revenues decreased to 7.5 percent in 2004 from 8.7 percent in 2003. The decrease in general and administrative expenses primarily relates to a $1.0 million provision for bad debts recognized in 2003 versus a $0.3 million provision recognized in 2004, a reduction in overhead and certain administrative functions implemented in the fourth quarter of 2003, which were partially offset by increased incentive compensation and commissions related to improved operating results in 2004. The reduction in certain administrative functions resulted from a management review of our overhead structure in response to the lower than expected operating results for 2003.

        (Gain) loss on sale of assets increased by $0.9 million primarily as a result of a gain on the sale of land in June 2004.

        As a result of the reduction of overhead and certain administrative functions in the fourth quarter of 2003, we recorded $1.2 million in reorganization costs in 2003 related to severance and termination costs. No such costs were recorded in 2004.

        We incurred a special charge of $0.3 million for costs associated with the re-audit of our 2001 financial statements during the third quarter of 2004. There was no such special charge during 2003.

        Amortization of intangibles decreased to approximately $0.1 million in 2004 from approximately $0.5 million in 2003. The amortization in 2003 resulted from the write off of $0.4 million of due diligence costs on potential acquisitions that were not consummated. There were no such write offs in 2004.

        As a result of the foregoing, income from operations for the year ended December 31, 2004 was approximately $43.9 million, compared to approximately $36.4 million in 2003, an increase of approximately $7.5 million, or 20.5 percent. Our Residuals Management Operations income from operations increased from $46.7 million in 2003 to $55.9 million in 2004 due primarily to the increase in contract and event revenues described above and the improvement in land application and event gross profit margins described above. Our Rail Transportation income from operations decreased from $6.2 million in 2003 to $5.1 million in 2004 due primarily to the decrease in revenues described above and an increase in rail and overhead costs. Our EFD loss from operations decreased from a loss of $3.8 million in 2003 to a loss of $1.6 million in 2004 due primarily to the increase in construction revenues and the startup of a new dryer facility described above.

        Other expense, net for the year ended December 31, 2004 was approximately $22.3 million, compared to approximately $23.4 million in 2003, a decrease of approximately $1.1 million. The decrease relates primarily to a reduction of $1.1 million in interest expense related to reductions in debt and savings associated with interest rate swaps.

        For the year ended December 31, 2004, we recorded a provision for income taxes of approximately $8.6 million compared to $5.2 million in the prior year. Our effective tax rate was 40.0 percent in 2004 compared to 40.4 percent in 2003. The decrease in the effective tax rate is primarily related to the decrease in other non-deductible expenses, including meals and entertainment expenses. Our provision for income taxes differs from the federal statutory rate primarily due to state income taxes. Our 2004 tax provision is principally a deferred tax provision that will not significantly impact cash flow since we have significant tax deductions in excess of book deductions and net operating loss carryforwards available to offset taxable income.

        As a result of the foregoing, net income before cumulative effect of change in accounting for asset retirement obligations and preferred stock dividends increased to approximately $13.0 million for 2004 compared to approximately $7.8 million in 2003.

Results of Operations for the Years Ended December 31, 2003 and 2002

        For the year ended December 31, 2003, revenue was approximately $298.6 million compared to approximately $272.6 million for 2002, an increase of approximately $26.0 million, or 9.5 percent. Approximately $25.0 million of the increase in revenues relates to increased volume from service and maintenance contracts and approximately $6.2 million of the increase in revenue relates to acquisitions. The $6.2 million increase in revenues from acquisitions relates to the net increase in year over year contract revenues realized from the Aspen Resource, Inc. acquisition which was completed in May 2003 and the Earthwise Organics, Inc. and Earthwise Trucking (collectively, "Earthwise") acquisition which was completed in September 2004. The increase in revenues from contracts and acquisitions was partially offset by a decrease of approximately $6.3 million related to design/build contract revenues as projects were completed in the first half of 2003 and were expected to be replaced by the Honolulu project, which was delayed beyond 2003. Our Residuals Management Operations revenues for the year ended December 31, 2003 increased approximately $26.9 million, or 11.9 percent, to $253.6 million compared to $226.7 million for 2002 due primarily to the approximately $25 million increase in contract revenue described above. Our Rail Transportation revenues for the year ended December 31, 2003 increased approximately $7.8 million, or 24.4 percent, to $40.0 million compared to $32.2 million for 2002 due primarily to an increase in event revenues from cleanout services and an increase in contracted land application revenues. Our EFD revenues for the year ended December 31, 2003 decreased approximately $8.3 million to $8.7 million compared to $17.0 million for 2002 due primarily to a decrease in construction revenues on a new dryer facility in Pinellas County, Florida, which was completed in 2002.

        Gross profit for the year ended December 31, 2003 was approximately $64.1 million compared to approximately $70.7 million for 2002, a decrease of approximately $6.6 million, or 9.3 percent. Gross profit as a percentage of revenue decreased to 21.5 percent in 2003 from 26.0 percent in 2002. The decrease in gross profit from 2003 to 2002 is primarily due to higher-than-expected handling, storage and disposal costs due to unusually inclement weather incurred primarily in the first half of the year that could not be passed to the customer and cost overruns on certain one-time event projects. Additionally, gross profit in 2003 was negatively impacted by higher repairs and utilities costs of $2.3 million. The settlement of the litigation between us and Riverside County, California resulted in an increase of $0.7 million in depreciation expense, which impacted 2003, as well as increased insurance costs from unfavorable development of prior year claims on our self-insured risk management program totaling $0.6 million, and approximately $1.0 million of facility startup costs. These decreases in gross profit were partially offset by margin from the overall increase in revenue and approximately $2.1 million of income from a positive settlement of a warranty obligation.

        Selling, general and administrative expenses were approximately $26.1 million, or 8.7 percent of revenues, for the year ended December 31, 2003, compared to approximately $22.9 million, or 8.4 percent of revenues, for 2002, an increase of approximately $3.2 million. Selling, general and administrative expenses increased as a percent of revenues primarily due to recording bad debt expense of $1.0 million in the fourth quarter of 2003.

        In response to lower-than-expected operating results, management performed a review of our overhead structure and reorganized certain administrative functions in the fourth quarter of 2003. As a result of these decisions, we recorded $1.2 million in reorganization costs in 2003 related to severance and termination costs.

        Amortization of intangibles increased from approximately $0.1 million in 2002 to approximately $0.4 million in 2003 resulting from the write off of $0.4 million of due diligence costs on potential acquisitions that were not consummated.

        As a result of the foregoing, income from operations for the year ended December 31, 2003 decreased to approximately $36.4 million from approximately $47.0 million in 2002, a decrease of approximately $10.6 million, or 22.6 percent. Our Residuals Management Operations income from operations decreased from $52.9 million in 2002 to $46.7 million in 2003 due primarily to a decrease in land application and event gross profit margins described above, partially offset by incremental contract revenues described above. Our Rail Transportation income from operations increased from $5.5 million in 2002 to $6.2 million in 2003 due primarily to the increase in revenues described above. Our EFD loss from operations increased from a loss of $1.7 million in 2002 to a loss of $3.8 million in 2003 due primarily to the decrease in construction revenues related to a new dryer facility described above.

        Other expense for the year ended December 31, 2003 was approximately $0.1 million compared to approximately $5.7 million in 2002, a decrease of approximately $5.6 million. The decrease relates primarily to the write off of deferred debt costs of $7.2 million related to the refinancing of debt in 2002, offset by a gain associated with an offset swap arrangement entered into in 2002 of approximately $1.7 million. There were no such swap activity in 2003.

        Interest expense for the year ended December 31, 2003 remained flat at approximately $23.4 million compared to approximately $23.5 million in 2002.

        For the year ended December 31, 2003, we recorded a provision for income taxes of approximately $5.2 million compared to $6.8 million in the prior year. Our effective tax rate was 40.4 percent in 2003 compared to 38 percent in 2002. The increase in the effective tax rate is primarily related to the increase in income taxes at the state level. Our provision for income taxes differs from the federal statutory rate primarily due to state income taxes. Our 2003 tax provision is principally a deferred tax provision that will not significantly impact cash flow since we have significant tax deductions in excess of book deductions and net operating loss carryforwards available to offset taxable income.

        As a result of the foregoing, net income before cumulative effect of change in accounting for derivatives and asset retirement obligations and preferred stock dividends decreased to approximately $7.8 million for 2003 compared to approximately $11.1 million in 2002.

Liquidity and Capital Resources

Overview

        Our principal sources of funds have historically been cash generated from operating activities and long-term borrowings and equity issuances. We use cash mainly for working capital, capital expenditures and debt service. In the future, we expect that we will use cash principally to fund working capital, debt service, repayment obligations, capital expenditures and dividend payments on our common stock. In addition, we may use cash for potential earn-out payments resulting from prior acquisitions. Historically, we have financed our acquisitions principally through the issuance of equity and debt securities, our credit facility, and funds provided by operating activities.

Historical Cash Flows

        Cash Flows from Operating Activities.    For the three months ended March 31, 2005, cash flows from operating activities were approximately $8.5 million compared to approximately $11.7 million for the same period in 2004, a decrease of approximately $3.3 million. The decrease primarily relates to decreased operating income of $0.7 million, a $0.6 million increase in depreciation expense and a reduction in working capital of $2.2 million. The decrease in working capital relates primarily to a $2.2 million increase in cost and estimated earnings in excess of billings and an increase in payables on contracts accounted for under the percentage of completion method of accounting that are not paid until billings from the customer are collected.

        For the year ended December 31, 2004, cash flows from operating activities increased to approximately $35.1 million from approximately $24.1 million for the same period in 2003, an increase of approximately $10.9 million, or 45.2 percent. The increase primarily relates to a $5.1 million increase in net income applicable to common stock, a $4.3 million increase in noncash charges related to depreciation and amortization expense and deferred income taxes and a reduction of cash required for working capital of $4.1 million. Accounts receivable and current cost and estimated earnings in excess of billings as a percentage of total annual revenue increased from 20.2 percent at December 31, 2003 to 22.1 percent at December 31, 2004. This increase is primarily related to an increase in costs and estimated earnings in excess of billings of approximately $12.0 million on two contracts accounted for under the percentage of completion method of accounting. This increase in cost and estimated earnings in excess of billings was offset by an increase in accounts payable (including payments to subcontractors which will not be made in 2005 until payments on related construction billings have been received from the customer in 2005), accrued expenses for incentive compensation, insurance premiums and reserves, and other reserves. The increase in cost and estimated earnings in excess of billings relates to two contracts that are being accounted for under the percentage of completion method of accounting. Under the percentage of completion method of accounting, we recognize revenue based on the percentage of costs incurred to date to total estimated costs expected to be incurred on the project multiplied by the contract price. Cost and estimated earnings in excess of billings represents the amount of revenue recognized on these projects in excess of what has been billed to date as provided in the underlying contract. Cost and estimated earnings in excess of billings on these two contracts increased approximately $12 million during 2004 due to a significant amount of revenue recognized for activity on these contracts in the third and fourth quarters of fiscal 2004 in excess of amounts billable under the terms of the related contracts. Cost and estimated earnings in excess of billings were not significant prior to June 30, 2004, since a significant amount of activity had not occurred on these two projects. Costs and estimated earnings in excess of billings totaled $12.8 million at December 31, 2004, of which approximately $4.7 million is not billable in fiscal 2005 under the terms of the related contract and has therefore been included in non-current assets. Costs incurred on these two contracts are expected to be covered by billings and related cash receipts in 2005 and are therefore not expected to significantly impact our liquidity in 2005. There have not been any significant changes to the scope of the work or the payment terms of these two contracts and there are no payment related disputes on these two contracts. The increase in accounts receivable and costs in excess of billings is believed to be fully collectable and thus no additional increase to allowance for doubtful accounts has been deemed necessary.

        For the year ended December 31, 2003, cash flows from operating activities decreased to approximately $24.1 million from approximately $29.7 million for the same period in 2002, a decrease of approximately $5.6 million, or 18.9 percent. The decrease primarily relates to the decrease in income from operations of $10.4 million partially offset by cash flow generated from the decrease in prepaid expenses as a result of the change in renewal dates for insurance.

        Cash Flows from Investing Activities.    For the three months ended March 31, 2005, cash flows used by investing activities were approximately $4.3 million compared to approximately $5.1 million for the same period in 2004 and relate primarily to capital expenditures. This decrease is due primarily to a $1.3 million reduction in capital expenditures partially offset by a $0.6 million increase in other restricted cash.

        For the year ended December 31, 2004, cash flows used for investing activities increased to approximately $13.5 million from approximately $2.6 million for the same period in 2003, an increase of approximately $10.9 million. The increase primarily relates to a $12.4 million decrease in proceeds from asset sales in 2004 compared to 2003, and a $2.2 million increase in capital expenditures partially offset by a $3.8 million decrease in acquisition spending (we completed an acquisition in the second quarter of 2003).

        For the year ended December 31, 2003, cash flows used for investing activities decreased to approximately $2.6 million from approximately $15.6 million for the same period in 2002, a decrease of approximately $13.0 million. The decrease is primarily due to approximately $14.2 million of proceeds from a sale-leaseback transaction in the second quarter of 2003.

        Cash Flows from Financing Activities.    For the three months ended March 31, 2005, cash flows used in financing activities were approximately $4.2 million compared to approximately $6.7 million for the same period in 2004, a decrease of approximately $2.4 million. The decrease primarily relates to a $1.3 million reduction of debt payments and the $1.0 million of proceeds received from the exercise of stock options in the first three months of 2005.

        For the year ended December 31, 2004, cash flows used for financing activities decreased to approximately $21.4 million from approximately $21.6 million for the same period in 2003, a decrease of approximately $0.2 million. The decrease primarily relates to a $0.6 million decrease in debt issuance costs partially offset by a $0.5 million increase in net repayments on debt totaling approximately $21.3 million during 2004, compared to $20.8 million during 2003.

        For the year ended December 31, 2003, cash flows used for financing activities increased to approximately $21.6 million from approximately $14.1 million for the same period in 2002, an increase of approximately $7.5 million. Cash flows used for financing activities in 2003 primarily related to $20.8 million of payments on debt, while 2002 relates to payments on debt, net of proceeds from debt totaling $6.7 million and $7.3 million of debt issuance costs.

Capital Expenditure Requirements

        Capital expenditures for the three months ended March 31, 2005 totaled approximately $2.9 million compared to approximately $4.2 million in the same period of 2004. Our ongoing capital expenditure program consists of expenditures for replacement equipment, betterments and growth. We expect our capital expenditures for 2005 to be approximately $11.0 million to $13.0 million, which excludes approximately $39.0 million expected to be spent on new facilities in 2005. Capital expenditures for the year ended December 31, 2004 totaled approximately $25.6 million (which included approximately $15.5 million for new facilities, including $11.9 million to fund construction of the Sacramento biosolids processing facility)

compared to approximately $18.4 million (which included $6.5 million for new facilities, including $6.1 million to fund construction of the Sacramento biosolids processing facility) in the same period of 2003. Our ongoing capital expenditure program consists of expenditures for replacement equipment, betterments, and growth. We expect our capital expenditures for 2005 to be approximately $11.0 million to $13.0 million, which excludes approximately $39.0 million expected to be spent on new facilities in 2005.

Debt Service Requirements

        On April 29, 2005, we executed the new credit facility with Bank of America, N.A., Lehman Commercial Paper Inc., CIBC World Markets Corp., and certain other lenders. The closing of the new credit facility is contingent upon and will coincide with the closing of this offering, the tender offer for the 9 1/2% notes, and certain other conditions precedent. The lenders' commitments with respect to the new credit facility will expire on June 30, 2005 in the event all conditions precedent have not been satisfied or waived or the expiration date has not been extended. A portion of the proceeds from the new credit facility will be used to refinance indebtedness under our existing senior credit facility and to tender for all of the 9 1/2% notes. The new credit facility will allow us to pay a significant portion of our excess cash flow to shareholders through cash dividends provided we maintain compliance with certain financial covenants and certain other restrictions. We expect that the new credit facility will also result in cash interest savings of approximately $5 million per year. The new credit facility will be comprised of a 5-year $95 million revolving credit facility, a 7-year $180 million term loan and a 7-year $30 million delayed draw term loan. The closing of this offering is conditioned upon and will coincide with the closing of the new credit facility. While the new credit facility will permit us to pay dividends to holders of our common stock, it will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Certain Indebtedness—The New Credit Facility."

        The new credit facility requires that we meet certain financial tests including, without limitation, a maximum senior and total leverage ratio and a minimum fixed charge coverage ratio. Our new credit facility will also contain customary covenants and restrictions including, among others, limitations or prohibitions on capital expenditures and acquisitions, declaring and paying dividends and other distributions, redeeming and repurchasing our other indebtedness, loans and investments, additional indebtedness, liens, guarantees, recapitalizations, mergers, asset sales and transactions with affiliates.

        The proceeds of the delayed draw term loan will be used to partially fund new facility construction costs in 2005. We have several new facilities under development which are scheduled to begin operations in the next 18 months. These new facilities will be operated under signed long-term contracts. The development of these new facilities is consistent with our strategy to pursue new facilities opportunities that provide long-term highly predictable cash flows. These facilities include a composting facility in Kern County, California, an incineration facility upgrade in Woonsocket, Rhode Island, a dewatering facility in Providence, Rhode Island, a dryer facility in Honolulu, Hawaii and a composing facility in Los Palos, California.

        In May 2003, we incurred indebtedness of $0.5 million in connection with the Aspen Resources acquisition. The note payable to the former owners is due monthly at an annual interest rate of five percent beginning May 2004. Amounts outstanding under this note payable will be prefunded with proceeds of this offering and/or borrowings under our new credit facility.

        In August 2002, we incurred indebtedness of approximately $1.5 million to the former owners of Earthwise in connection with the Earthwise acquisition. Terms of the note issued in connection with the acquisition require three equal, annual installments beginning October 2003. Interest of five percent per annum is payable quarterly beginning October 1, 2002. The first payment was made on September 30, 2003.

        In May 2002, we entered into an amended and restated $150 million senior credit agreement that provides for a $70 million funded term loan and up to a $50 million revolver, with the ability to increase the total commitment to $150 million. The term loan proceeds were used to payoff the existing senior debt that remained unpaid after the private placement of our $150 million aggregate principal amount of 9 1/2% notes.

This credit facility is secured by substantially all of our assets and those of our subsidiaries (other than assets securing nonrecourse debt) and includes covenants restricting the incurrence of additional indebtedness, liens, certain payments and sale of assets. The existing credit facility contains standard covenants, including compliance with laws, limitations on capital expenditures, restrictions on dividend payments, limitations on mergers and compliance with certain financial covenants. During May 2003, we amended our existing credit facility to increase the revolving loan commitment to approximately $95 million. Requirements for mandatory debt payments from excess cash flows, as defined, were unchanged. On March 9, 2004, we further amended our existing credit facility to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

        We intend to repay and replace the existing credit facility and repurchase all of the 9 1/2% notes in connection with this offering and entering into the new credit facility, as described above.

        In 1996, the Maryland Energy Financing Administration issued nonrecourse tax-exempt project revenue bonds (the "Maryland Project Revenue Bonds") in the aggregate amount of $58.6 million. The Administration loaned the proceeds of the Maryland Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now our wholly owned subsidiary known as Synagro—Baltimore, L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Maryland Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. We assumed all obligations associated with the Maryland Project Revenue Bonds in connection with our acquisition of the Bio Gro Division of Waste Management, Inc. in 2000. Maryland Project Revenue Bonds in the aggregate amount of $17.2 million have already been paid, and the remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.65 percent and 6.45 percent and mature on dates between December 1, 2004 and December 1, 2016.

        In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $21.3 million. The nonrecourse revenue bonds consist of $20.1 million Series 2002-A and $1.2 million Series 2002-B (taxable) (collectively, the "Bonds"). The Authority loaned the proceeds of the Bonds to Sacramento Project Finance, Inc., a wholly owned subsidiary of ours, pursuant to a loan agreement dated December 1, 2002. The loan will finance the acquisition, design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District. The Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006 and December 1, 2024.

        On January 31, 2005, Standard & Poor's Ratings Services revised its outlook on us to negative from stable. In addition, Standard & Poor's assigned its BB- senior secured bank loan rating and a recovery rating of 4 to our proposed new credit facility. The senior secured bank loan rating is currently the same as our corporate credit rating. To date, this downgrade in our ratings outlook has not had an impact on our liquidity or impaired our ability to pursue the new credit facility, this offering or our anticipated dividend policy. Any future downgrades, however, could make it more difficult to obtain or issue new debt financing.

        Our principal sources of funds following the Transactions are anticipated to be cash flows from operating activities and available borrowings under the new credit facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for anticipated dividend payments, working capital, capital expenditures and other needs for at least the next 12 months. No assurance can be given, however, that this will be the case. We may need to refinance all or a portion of our indebtedness on or before maturity. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us. If we were unable to renew or refinance the new credit facility, our failure to repay all amounts due on the maturity date would cause a default under the new credit facility.

        Based on the dividend policy with respect to our common stock which our board of directors will adopt upon the closing of the offering, we may not have any significant cash available to meet any large unanticipated liquidity requirements, other than available borrowings, if any, under our new revolver. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer. However, our board of directors may, in its discretion, amend or repeal this dividend policy to decrease the level of dividends provided for under the policy or discontinue entirely the payment of dividends.

Pro Forma Commitments

        On a pro forma basis after giving effect to the Transactions, we had ongoing commitments under various contractual and commercial obligations as of March 31, 2005, as follows:

Year Ended December 31,	Long-Term Debt	Nonrecourse Project Revenue Bonds	Capital Lease Obligations	Estimated Interest	Operating Leases	Total
2005	$604	$3,300	$2,273	$14,852	$8,300	$29,329
2006	109	3,480	2,787	14,681	6,015	27,072
2007	108	3,710	3,507	14,293	5,191	26,809
2008	47	3,935	4,129	13,740	4,151	26,002
2009	—	4,165	761	13,387	3,953	22,266
2010-2014	180,000	24,965	134	28,532	11,322	244,953
2015-2019	—	10,475	—	3,765	1,491	15,731
Thereafter	—	8,610	—	1,650	1,000	11,260

Total	$180,868	$62,640	$13,591	$104,900	$41,423	$403,422

        Interest expense is estimated because certain of our debt has variable interest rates. For purposes of this estimate, variable interest rates as of March 31, 2005 were utilized.

Historical Commitments

        At December 31, 2004, future minimum principal payments of long-term debt, nonrecourse project revenue bonds, capital lease obligations, estimated cash interest expense on debt and operating lease obligations are as follows (in thousands):

Year Ended December 31,	Long-Term Debt	Nonrecourse Project Revenue Bonds	Capital Lease Obligations	Estimated Interest	Operating Leases	Total
2005	$848	$3,300	$3,028	$20,519	$8,300	$35,995
2006	353	3,480	2,787	20,106	6,015	32,741
2007	5,452	3,710	3,507	19,483	5,191	37,343
2008	23,182	3,935	4,129	18,794	4,151	54,191
2009	150,000	4,165	761	6,483	3,953	165,362
2010-2013	—	24,965	134	10,300	11,323	46,722
2014-2018	—	10,475	—	3,765	1,491	15,731
Thereafter	—	8,610	—	1,650	1,000	11,260

Total	$179,835	$62,640	$14,346	$101,100	$41,424	$399,345

        Interest expense is estimated because certain of our debt has variable interest rates. For purposes of this estimate, variable interest rates as of December 31, 2004 were utilized.

        We have entered into various lease transactions to purchase transportation and operating equipment that have been accounted for as capital lease obligations and operating leases. The capital leases have lease terms of three to six years with interest rates from 5.0 percent to 7.18 percent. The net book value of the equipment related to these capital leases totaled approximately $15.7 million as of December 31, 2004. The operating leases have terms of two to eight years. Additionally, we have guaranteed a maximum lease risk amount to the lessor of one of the operating leases. The fair value of this guaranty is approximately $0.1 million as of December 31, 2004, and is included in current liabilities.

        Series D Redeemable Preferred Stock.    We have authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, we issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to our common stock or any other of our equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series D Preferred Stock excluding accrued dividends were converted at March 31, 2005, they would represent 10,013,441 shares of common stock. Immediately prior to the closing of this offering, holders of our preferred stock will convert all of their preferred shares into shares of our existing common stock, some of which will then be sold in this offering.

        Series E Redeemable Preferred Stock.    We have authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,504.229 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 7,254.462 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to our common stock and any other of our equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series E Preferred Stock excluding accrued dividends were converted at March 31, 2005, they would represent 17,903,475 shares of common stock. Immediately prior to the closing of this offering, holders of our preferred stock will convert all of their preferred shares into shares of our existing common stock, some of which will then be sold in this offering.

        Swap Agreements.    On September 21, 2004, we entered into an interest rate swap transaction on $67 million of our 9 1/2% notes that matured on April 1, 2005. Under the terms of the agreement, we pay a fixed rate of 2.62 percent and receives a floating rate based on six month LIBOR. The mark to market value of this swap was recorded as a reduction in interest expense of $0.2 during the fiscal year ended December 31, 2004.

        On July 24, 2003, we entered into two interest rate swap transactions with two financial institutions to hedge our exposure to changes in the fair value on $85 million of our $150 million 9 1/2% notes. The purpose of these transactions was to convert future interest due on $85 million of the 9 1/2% notes to a lower variable rate in an attempt to realize savings on our future interest payments. The terms of the interest rate swap contract and the underlying debt instruments are identical. We designated these swap agreements as fair value hedges. On September 23, 2004, we unwound $18 million of these swaps and received a settlement payment of approximately $0.1 million that was deducted from interest expense. Accordingly, we currently have $67 million of the original $85 million of interest rate swaps outstanding. The swaps have notional amounts of $50 million and $17 million and mature in April 2009 to mirror the maturity of the 9 1/2% notes. Under the agreements, we pay on a semi-annual basis (each April 1 and October 1) a floating rate based on a six-month U.S. dollar LIBOR rate, plus a spread, and receive a fixed-rate interest of 9 1/2%. During 2004, we recorded interest savings related to these interest rate swaps of $1.5 million, which served to reduce interest expense. The $0.5 million fair value of these derivative instruments is included in other long-term liabilities as of December 31, 2004. The carrying value of our 9 1/2% notes was decreased by the same amount. On January 6, 2005, we unwound the $50 million and $17 million remaining balance on these swaps and paid $0.5 million for the settlement of these swaps.

        The 12 percent subordinated debt was repaid on April 17, 2002, with the proceeds from the sale of the 9 1/2% notes. On June 25, 2002, we entered into a floating-to-fixed interest rate swap agreement that substantially offsets market value changes in our reverse swap agreement. The liability related to this reverse swap agreement and the floating-to-fixed offset agreement totaling approximately $2.2 million is reflected in other long-term liabilities at December 31, 2004. The loss recognized during 2004 related to the floating-to-fixed interest rate swap agreement, was approximately $0.7 million, while the gain recognized related to the reverse swap agreement was approximately $0.7 million. The amount of the ineffectiveness of the reverse swap agreement charged to other expense was approximately $38,000 as of December 31, 2004.

        On June 25, 2001, we entered into a reverse swap on our 12 percent subordinated debt and used the proceeds from the reverse swap agreement to retire previously outstanding floating-to-fixed interest rate swap agreements (the "Retired Swaps") and option agreements. Accordingly, the balance included in accumulated other comprehensive loss included in stockholders' equity related to the Retired Swaps is being recognized in future periods' income over the remaining term of the original swap agreement. The amount of accumulated other comprehensive income recognized for the year ended December 31, 2004 was approximately $0.5 million.

Interest Rate Risk

        Total debt at March 31, 2005 included approximately $21.4 million in floating rate debt at a base interest rate plus 3.0 percent, or approximately 5.9 percent, and approximately $2.4 million in floating rate debt at an interest rate of approximately 7.1 percent attributed to the senior credit agreement. We also have interest rate swaps outstanding on our fixed rate debt. As a result, our interest costs in 2005 will fluctuate based on short-term interest rates. The impact on annual cash flow of a ten percent change in the floating rate (i.e. LIBOR) would be approximately $0.1 million.

        As of March 31, 2005, on a pro forma basis after giving effect to the Transactions, we estimate that we would have had approximately $180.0 million outstanding under our new credit facility. Our new credit facility is subject to a variable interest rate. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the pro forma level of borrowings of $180.0 million at variable rates and assuming a ten percent change in the floating rate (i.e. LIBOR) on these borrowings, we estimate that our interest expense for the 12 months ended March 31, 2005 would have increased by approximately $0.4 million.

Working Capital

        At March 31, 2005, we had working capital of approximately $12.6 million compared to approximately $10.9 million at December 31, 2004, an increase of approximately $1.7 million. The increase in working capital is principally due to reduced receivables and payables due to the seasonal nature of our business, increases in cost and estimated earnings in excess of billings and payables on contracts accounted for under the percentage of completion method of accounting, and the repayment of $4.0 million short-term note in February 2005.

Recent Accounting Pronouncements

        In December 2004, Statement of Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" was revised (SFAS 123R). This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement addresses concerns of users and others, improves the comparability of reported financial information by eliminating alternative accounting methods and simplifies generally accepted accounting principles in the United States. The Statement is effective for periods beginning after June 15, 2005. The Company is in the process of evaluating the impact of the implementation of this Statement.

Critical Accounting Estimates and Assumptions

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are our significant estimates and assumptions made in preparation of our financial statements that deal with the greatest amount of uncertainty:

        Allowance for Doubtful Accounts—We estimate losses for uncollectible accounts receivable based on the aging of the accounts receivable and the evaluation of the likelihood of success in collecting the receivable. Accounts receivables are written off periodically during the years when they are deemed uncollectible as collection efforts have been unsuccessful. Allowance for doubtful accounts at December 31, 2004 was approximately $1.2 million.

        Loss Contracts—We evaluate our revenue producing contracts to determine whether the projected revenues of such contracts exceed the direct cost to service such contracts. These evaluations include estimates of the future revenues and expenses. Accruals for loss contracts are adjusted based on these evaluations. The total accrual for loss contracts included in our consolidated balance sheet was $0.4 million, and $4.2 million as of December 31, 2003, and 2002, respectively, related to one contract entered into in 1996. An accrual for loss contracts was not required as of December 31, 2004.

        Long Term Construction Contracts—Certain long term construction projects are accounted for using the percentage of completion method of accounting and accordingly revenues are recorded based on estimates of total costs to be incurred under the contract. We typically subcontract a portion of the work to subcontractors under fixed price contracts. Costs and estimated earnings in excess of billings represent revenues recognized in excess of amounts billed under the terms of contracts accounted for on the percentage of completion method of accounting. These amounts are billable upon completion of contract performance milestones or other specified conditions of the contract.

        Property and Equipment/Long-Lived Assets—Management adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" during 2002. If significant events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, we perform a test of recoverability. The carrying amount of an asset (group) is considered impaired if it exceeds the sum of our estimate of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges.

        We regularly incur costs to develop potential projects or facilities and procure contracts for the design, permitting, construction and operations of facilities. We recorded $29.2 million in property and long-term assets related to these activities at December 31, 2004, compared to $14.7 million at December 31, 2003 (approximately $21.8 million and $8.2 million are classified as construction in progress as of December 31, 2004 and 2003, respectively). We routinely review the status of each of these projects to determine if these costs are realizable. If we are unsuccessful in obtaining the required permits, government approvals, or fulfilling the contract requirements, these costs will be expensed.

        Goodwill—Goodwill attributable to our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, we test for impairment annually at year end unless factors become known that impairment may have occurred prior to year end.

        Purchase Accounting—We estimate the fair value of assets, including property, machinery and equipment and its related useful lives and salvage values, and liabilities when allocating the purchase price of an acquisition to the acquired assets and liabilities.

        Income Taxes—We assume the deductibility of certain costs in our income tax filings and estimate the recovery of deferred income tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from our estimates, we may not realize deferred tax assets to the extent we have estimated.

        As of December 31, 2004, we had recognized deferred tax assets of $28.8 million associated with net operating loss ("NOL") carryforwards of approximately $78.6 million available to reduce future income taxes. These carryforwards begin to expire in 2008. A change in ownership, as defined by federal income tax regulations, could significantly limit our ability to utilize our carryforwards. The transactions may result in an ownership change for tax purposes. Accordingly, our ability to utilize our NOLs to reduce future taxable income and tax liabilities may be limited. Additionally, because federal tax laws limit the time during which these carryforwards may be applied against future taxes, we may not be able to take full advantage of these attributes for federal income tax purposes. We estimate that our effective tax rate in 2005 will approximate 40 percent of pre-tax income. Substantially all of our tax provision over the next several years is expected to be deferred in nature due to significant tax deductions in excess of book deductions for goodwill and depreciation.

        Legal and Contingency Accruals—We estimate and accrue the amount of probable exposure we may have with respect to litigation, claims and assessments. These estimates are based on management's assessment of the facts and the probabilities of the ultimate resolution of the litigation.

        Self-Insurance Reserves—We are substantially self-insured for workers' compensation, employers' liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

        Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Other

        We maintain one lease with an affiliate of one of our former stockholders. The lease has an initial term through December 31, 2013. Rental payments made under this lease in 2004 totaled approximately $0.1 million.

BUSINESS

        We believe that we are the largest recycler of biosolids and other organic residuals in the United States and we believe that we are the only national company focused exclusively on the estimated $8 billion organic residuals industry, which includes water and wastewater residuals. We serve approximately 600 municipal and industrial water and wastewater treatment accounts with operations in 37 states and the District of Columbia.

        Biosolids and other organic residuals are solid or liquid material generated by municipal wastewater treatment facilities or residual management facilities. We provide our customers with services and capabilities that focus on the beneficial reuse of organic nonhazardous residuals, including biosolids, resulting primarily from the wastewater treatment process. We believe that the services we offer are compelling to our customers because they allow our customers to avoid the significant capital and operating costs that they would have to incur if they internally managed their water and wastewater residuals.

        We partner with our clients to develop cost-effective and environmentally sound solutions for their residuals processing and beneficial use requirements. Our broad range of services include drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We currently operate six heat-drying facilities, five composting facilities, three incineration facilities and 31 permanent and 35 mobile dewatering units.

        Our existing customer base is comprised primarily of municipal customers, which accounted for approximately 88 percent of our revenues for the year ended December 31, 2004, as well as industrial and commercial waste generators. We also cater to buyers who purchase our fertilizers and other marketed products, which total approximately 3 percent of our total revenues. Our size and scale offer significant advantages over our competitors in terms of operating efficiencies and the breadth of services we provide our customers. Approximately 89 percent of our revenue for the year ended December 31, 2004 was derived from sources that we believe are recurring in nature, including contracts, purchase orders and product sales. For the year ended December 31, 2004, our revenue, income from operations and Adjusted EBITDA were $325.9 million, $43.9 million and $64.1 million.

        Contract revenues accounted for approximately 83 percent of our revenue for the year ended December 31, 2004. These revenues were generated through more than 560 contracts that range from one to twenty five years in length. Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services. These contracts have an estimated remaining contract value including renewal options, which we call backlog, of approximately $2.2 billion as of December 31, 2004. This backlog represents more than six times our revenue for the year ended December 31, 2004. Our estimated backlog, excluding renewal options, was approximately $1.5 billion as of December 31, 2004. "See—Backlog." Our top ten customers, which represent approximately $1.2 billion, or 55% of our backlog as of December 31, 2004, have an average of eight years remaining on their current contracts, including renewal options. We have historically enjoyed high combined contract retention rates (both renewals and rebids) of approximately 85 percent to 90 percent of contract revenue value. In 2004, our combined contract retention rate was approximately 88 percent.

        We have two significant fixed price contracts that are accounted for under the percentage of completion method of accounting. One contract is for the design and construction of a biosolids dryer facility and the other contract is for the removal and disposal of biosolids from a lagoon over a 5 year period. We have also entered into a separate contract to operate the dryer facility upon customer acceptance after completion of construction. The revenue generated under the percentage of completion method of accounting associated with construction of the new dryer facility is reported as design/build revenue. Once the new dryer commences operations, which is expected in 2006, the operating revenues will be included in contract revenues. The revenue generated under the percentage of completion method of accounting for removing and disposing of bio-solids from lagoons over a multi-year period is reported as contract revenue. See "Management's

Discussion and Analysis of Financial Condition and Results of Operations" for additional information about these two contracts and their impact on our revenues, earnings and liquidity.

Description of Business by Segment

        We evaluate operating results, assess performance and allocate resources on a geographic basis, with the exception of our rail operations and our engineering, facilities and development ("EFD") group which are separately monitored. Accordingly, we report the results of our activities in three operating segments, which include: Residuals Management Operations, Rail Transportation and EFD. We have determined that our segment disclosures for 2003 and 2002 should be restated to expand our segment disclosure from one reporting segment as was originally reported to three reporting segments. Accordingly, the segment information presented for 2003 and 2002 herein has been restated.

        Residuals Management Operations include our business activities that are managed on a geographic basis in the Northeast, Central, South and West regions of the United States. These geographic areas have been aggregated and reported as a segment because they have similar economic characteristics, offer all of our residuals management services, have a similar customer base and operate in a similar regulatory environment. Rail Transportation includes the transfer and rail haul of materials across several states where the material is typically either land applied or landfill disposed. Rail Transportation is a separate segment because it is monitored separately and because it only offers long-distance land application and disposal services to our customers. EFD includes construction management activities and startup operations for certain new processing facilities, as well as the marketing and sale of certain pellets and compost fertilizers.

        The table below shows the total revenues contributed annually by each of our reportable segments in the three-year period ended December 31, 2004 and the three month periods ended March 31, 2004 and 2005. More information about our results of operations by reportable segment is included elsewhere in Note 20 to the consolidated financial statements included in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands)
Residuals Management Operations	$226,738	$253,610	$274,790	$61,197	$58,521
Rail Transportation	32,194	40,035	38,035	10,391	7,949
Engineering Facilities and Development	16,997	8,725	17,252	1,857	10,637
Eliminations	(3,301)	(3,818)	(4,213)	(785)	(893)

Total revenues	$272,628	$298,552	$325,864	$72,660	$76,214

        Revenues generated from the services that we provide are summarized below:

	Year Ended December 31,
	2002	2003	2004
	(Restated)	(Restated)
	(In thousands)
Facilities operations	$80,576	$92,388	$100,222
Product marketing	10,776	12,910	11,486
Land application and disposal	153,154	175,576	176,202
Cleanout services	16,916	12,658	26,780
Design and build	11,206	5,020	11,174

Total revenues	$272,628	$298,552	$325,864

        Facilities operations include revenues generated from providing drying and pelletization, composting and incineration operations services. Land application and disposal includes revenues generated from providing land application, dewatering and disposal services. Product marketing includes revenues generated from selling pellets and compost as organic fertilizers. Cleanout services include revenues generated from lagoon and digester cleanout projects. Design and build series include revenues generated from contracts where we agree to design, build and operate certain processing facilities under a long-term operating contract.

        Residuals Management Operations derives its revenues from facilities operations, product marketing, land application and disposal and cleanout services. Rail Transportation derives its revenues from land application and disposal services. EFD derives its revenues from product marketing and design and build services.

Industry Overview

History

        We believe that the organic residuals industry, which includes water and wastewater residuals, is approximately $8 billion in size and will continue to grow at four to five percent annually over the next decade. The growth in the underlying volumes of wastewater residuals generated by the municipal and industrial markets is driven by a number of factors, including:

  •
  Population growth and population served;

  •
  Pressures to better manage wastewater;

  •
  More restrictive laws and regulations; and

  •
  Advances in technology.

        Most residential, commercial, and industrial wastewater is collected through an extensive network of sewers and transported to wastewater treatment plants, which are known as publicly owned treatment works ("POTWs"). When wastewater is treated at POTWs or at industrial wastewater pre-treatment facilities, the treatment process normally consists of biological and/or chemical treatment (secondary treatment) followed by some type of clarification (separates the liquid portion of the wastewater from the solids/wastewater residuals). The clarified water may be further treated (disinfection and filtration—tertiary treatment) depending upon effluent limitation requirements contained in the POTW's National Pollutant Discharge Elimination System permit and discharged—typically into a river or other surface water. Prior to the promulgation of the 40 CFR Part 503 Regulations by the Environmental Protection Agency, or EPA pursuant to Section 405 of the Clean Water Act ("Part 503 Regulations") on February 19, 1993, many POTWs were beneficially recycling their wastewater residuals under 40 CFR Part 257. Some POTWs were landfilling, incinerating, or surface disposing of their residuals. Ocean dumping was banned in 1989 and completely phased out by 1991. The Part 503 Regulations were much more comprehensive than Part 257, especially in the level of risk assessment that was done by the EPA to develop the pollutant concentration requirements. The Part 503 Regulations supported the EPA's beneficial use policy that was published in 1984 and provided some closure to regulatory process that had been ongoing since the Clean Water Act amendments of 1977. Once the Part 503 regulations were final, they created significant growth for the wastewater residuals management industry. To establish beneficial reuse as an option for wastewater generators, the EPA established a classification methodology for the wastewater residuals that is based on how the wastewater residuals are processed. Now, in most cases, the POTW further processes the wastewater residuals and produces a semisolid, nutrient-rich by-product known as biosolids. We use the term "wastewater residuals" to include both solids that have been treated pursuant to the Part 503 Regulations and those that have not. Biosolids, as a subset of wastewater residuals, is intended to refer to wastewater solids that meet either the Class A or Class B standard as defined in the Part 503 Regulations.

Classes of Biosolids

        When treated and processed according to the Part 503 Regulations, biosolids can be beneficially reused and applied to crop land to improve soil quality and productivity due to the nutrients and organic matter that they contain. Biosolids applied to agricultural land, forest, public contact sites, or reclamation sites must meet either Class A or Class B bacteria, or pathogen and vector attraction reduction requirements contained in the Part 503 Regulations. This classification is determined by the level of processing the biosolids have undergone. Pursuant to the Part 503 Regulations, there are specific methods available to achieve Class A standards and other specific methods available to achieve Class B standards, otherwise the biosolids are considered Sub-Class B. Each alternative for Class A requires that the resulting biosolids be essentially pathogen free. In general, Class A biosolids are generated by more capital intensive processes, such as composting, heat drying, heat treatment, high temperature digestion and alkaline stabilization. Class A biosolids have the highest market value, are sold as fertilizer, and can be applied to any type of land or crop.

        Class B biosolids are treated to a lesser degree by processes such as digestion or alkaline stabilization. These biosolids are typically land applied on farmland by professional farmers or agronomists and are monitored to comply with associated federal and state reporting requirements. The Part 503 Regulations, however, regulate the type of agricultural crops for which Class B biosolids may be used.

        Finally, in some cases, the POTW does not treat its wastewater residuals to either Class A or Class B standards and such residuals are considered Sub-Class B. These residuals can either be processed to Class A standards or Class B standards by an outside service provider or disposed of through incineration or landfilling.

Market Size/Fragmentation

        According to the EPA's 1999 study entitled Biosolids Generation, Use, and Disposal in the United States, the quantity of municipal biosolids produced in the United States was projected to be approximately 7.1 million dry tons in 2000, processed through approximately 16,000 POTWs. It is estimated that 8.2 million dry tons of biosolids will be generated in 2010, and that an additional 3,000 POTWs will be built by 2012. It is also estimated that 63 percent of these biosolids volumes are currently beneficially reused, growing to 70 percent by 2010. An independent 2000 study by the Water Infrastructure Network, entitled Clean & Safe Water for the 21st Century, estimates that municipalities spend more than $22 billion per year on the operations and maintenance of wastewater treatment plants. We estimate that, based on conversations with consulting engineers, up to 40 percent of those annual costs, or $8.8 billion, are associated with the management of municipal wastewater residuals.

        Industry sources, including EPA studies and manuals and internal information have led us to estimate that a total volume of 135 million dry tons of organic residuals are processed each year. Therefore, we estimate the total size of the organic residuals industry to be $8 billion.

        We believe that the management of wastewater residuals is a highly fragmented industry and we believe that we are the only dedicated provider of a full range of services on a national scale. Historically, POTWs performed the necessary wastewater residuals management services, but this function is increasingly being performed by private contractors in an effort to lower cost, increase efficiency and comply with stricter regulations.

        We believe we compete in a stable, recession resistant industry. We provide a necessary service to our municipal and industrial customers. We derive substantially all of our revenues from municipal water and wastewater utilities. Demand for our industry's services are promulgated by government regulations defining the use and disposal of wastewater residuals. We believe that population growth, better wastewater management treatment processes and stricter regulations are factors driving growth in the industry.

Market Growth

        We believe the estimated $8 billion organic residuals industry, which includes water and wastewater residuals, will continue to grow at four to five percent annually over the next decade. The growth in the underlying volumes of wastewater residuals generated by the municipal and industrial markets is driven by a number of factors. These factors include:

        Population Growth and Population Served.    As the population grows, the amount of biosolids produced by municipal POTWs is expected to increase proportionately. In addition to population growth, the amount of residuals available for reuse should also grow as more of the population is served by municipal sewer networks. As urban sprawl continues and the desire of cities to annex surrounding areas increases, POTWs will treat more wastewater. It is expected that the amount of wastewater residuals managed on a daily basis by municipal wastewater treatment plants will increase to more than 8.2 million dry tons by 2010.

        Pressures To Better Manage Wastewater.    There is tremendous pressure from many stakeholders, including environmentalists, land owners, and politicians, being applied to municipal and industrial wastewater generators to better manage the wastewater treatment process. The costs (such as regulatory penalties and litigation exposure) of not applying the best available technology to properly manage waste streams have now grown to material levels. This trend should continue to drive the growth of more wastewater treatment facilities with better separation technologies, which increase the amount of residuals ultimately produced.

        Stricter Regulations.    If the trend continues and laws and regulations that govern the quality of the effluent from wastewater treatment plants become stricter, POTWs and industrial wastewater treatment facilities will be forced to remove more and more residuals from the wastewater, thereby increasing the amount of residuals needing to be properly managed.

        Advances in Technology.    The total amount of residuals produced annually continues to increase due to advancements in municipal and industrial wastewater treatment technology. In addition to improvements in secondary and tertiary treatment methods, which can increase the quantity of residuals produced at a wastewater treatment plant, segregation technologies, such as microfiltration, also result in more residuals being separated from the wastewater.

Market Trends

        In addition to the growth of the underlying volumes of wastewater residuals, there is a trend of municipalities converting from Sub-Class B and Class B processes to Class A processes. There are numerous reasons for this trend, including:

        Decaying Infrastructure.    Many municipal POTWs operate aging and decaying wastewater infrastructure. According to the Water Infrastructure Network's 2000 study, municipalities will need to spend approximately $1 trillion between 2000 and 2020 to upgrade these systems. As this effort is rolled out and POTWs undergo design changes and new construction, opportunities will exist to also upgrade wastewater residuals treatment processes. We expect that the trend toward more facility-based approaches, such as drying and pelletization, will increase with this infrastructure spending. In addition, the need to provide capital for these expenditures should create pressures for more outsourcing opportunities.

        Shrinking Agricultural Base and Urbanization.    As population density increases, the availability of nearby farmland for land application of Class B biosolids becomes diminished. Under these circumstances, the transportation costs associated with a Class B program may increase to such an extent that the higher upfront processing costs of Class A programs may become attractive to generators. Production of Class A pellets offers significant volume reduction, greatly reduced transportation costs, and the enhanced value of pellets allows, in many cases, revenue realization from product sales.

        Public Sentiment.    While the Part 503 Regulations provide equal levels of public safety in the distribution of Class A and Class B biosolids, the public sometimes perceives a greater risk from the application of Class B biosolids. This is particularly true in heavily populated areas. Municipalities are responding to these public and political pressures by upgrading their programs to the Class A level. Certain municipalities and wastewater agencies have industry leadership mindsets where they endeavor to provide their constituents with the highest level, most advanced treatment technologies available. These municipalities and agencies will typically fulfill at least a portion of their residuals management needs with Class A technologies.

        Regulatory Stringency.    With the promulgation of the Part 503 Regulations, the EPA and, subsequently, state regulatory agencies have made the distribution of Class A biosolids products largely unrestricted. Utilization requirements for Class B biosolids are significantly more onerous. Based on this, municipalities are moving to Class A programs to avoid the governmental permitting, public hearings, compliance and enforcement bureaucracy associated with Class B programs. This regulatory support to reduce and recycle residuals, and to increase the quality of the biosolids, works in our favor.

Our Competitive Strengths

        We believe that the following strengths differentiate us in the marketplace:

        National, Full-Service Industry Leader.    We believe that we are the largest recycler of biosolids and other organic residuals in the United States and we believe that we are the only national company focused exclusively on water and wastewater residuals management. We provide our customers with services and capabilities, including drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We believe our broad range of services exceeds those offered by our competitors in the water and wastewater residuals management industry and provides us with a unique and differentiated service offering platform. We believe that our leading market position provides us with more operating leverage and a unique competitive advantage in attracting and retaining customers and employees as compared to our regional and local competitors.

        Recurring Revenues and Stable Operating Cash Flows.    Approximately 89 percent of our revenue for the year ended December 31, 2004 was derived from sources that we believe are recurring in nature, including long-term contracts primarily with municipal customers. These contracts accounted for approximately 83 percent of our revenue for the year ended December 31, 2004. Our estimated contract expirations are staggered, mitigating the impact of any individual contract loss. Our contract revenue backlog, including renewal options, was approximately $2.2 billion as of December 31, 2004. This backlog represents more than six times our revenue for the year ended December 31, 2004. Our estimated backlog, excluding renewal options, was approximately $1.5 billion as of December 31, 2004. We believe our recurring revenue base, stable capital expenditures requirements and minimal working capital requirements will allow us to maintain predictable and consistent cash flows. See "Business—Backlog."

        Significant Land Base.    We have a large land base available for the land application of wastewater residuals. As of December 31, 2004, we maintained permits and registration or licensing agreements on more than 913,000 acres of land in 25 states. We feel that this land base provides us with an important advantage when bidding for new work and retaining existing business.

        Large Range of Processing Capabilities and Product Marketing Experience.    We are one of the largest firms in treating wastewater residuals to meet the EPA's Class A standards. We currently operate 11 Class A processing facilities and believe that our next two largest Class A competitors operate five and three Class A facilities, respectively. Class A residuals undergo more processing than Class B residuals, and may be distributed and marketed as commercial fertilizer. We have numerous capabilities to achieve Class A standards, and we currently operate six heat-drying facilities and five composting facilities. In addition, we are a leader in marketing Class A biosolids either generated by us or by others. For the year ended December 31, 2004, we marketed 165,000 tons, or approximately 52 percent, of the heat-dried pellets produced in the United States. We also marketed 401,000 tons of compost, which we believe is significantly more than any other producer of municipal based compost materials.

        Experienced Sales Force.    We have a sales force dedicated to the wastewater residuals market. We market our services via a multi-tiered sales force, utilizing a combination of business developers, engineering support staff, and seasoned operations directors. This group of individuals is responsible for maintaining our existing business and identifying new wastewater residuals management opportunities. On average, these individuals have in excess of ten years of industry experience. We believe that their unique knowledge and longstanding customer relationships gives us a competitive advantage in identifying and successfully securing new business.

        Regulatory Compliance and Reporting.    An important element for the long-term success of a wastewater residuals management program is the certainty of compliance with local, state and federal regulations. Accurate and timely documentation of regulatory compliance is mandatory. We provide this service, as part of our turn-key operations, through a proprietary integrated data management system (the Residuals Management System) that has been designed to store, manage and report information about our clients' wastewater residuals programs. We believe that our regulatory compliance and reporting capabilities provide us with an important competitive advantage when presented to the municipal and industrial wastewater generators.

        Bonding Capacity.    Commercial, federal, state and municipal projects often require operators to post performance and, in some cases, payment bonds at the execution of a contract. The amount of bonding capacity offered by sureties is a function of the financial health of the company requesting the bonding. Operators without adequate bonding may be ineligible to bid or negotiate on many projects. Our national presence and tenure in the market have helped us develop strong bonding relationships with large national sureties that smaller industry participants do not possess. We believe the existing capacity is sufficient to meet bonding needs for the foreseeable future. To date, no payments have been made by any bonding company for bonds issued on our behalf.

        Strong, Experienced Management Team.    We have a strong and experienced management team at the corporate and operating levels. Our senior management on average has been involved in the environmental services industry for over 20 years. We believe the skill and experience of our management team continue to provide significant benefits to us as we evaluate opportunities to expand our business.

Our Business Strategy

        Our goals are to maintain and strengthen our position as the only national company exclusively focused on water and wastewater residuals management. Our business strategy is to increase cash flow from operations and profitability through a combination of organic growth, growth through complementary acquisitions and a disciplined approach to capital expenditures.

        Organic Growth.    We believe that we have the opportunity to expand our business by providing services for new customers who currently perform their own wastewater residuals management and by increasing the range of services that our existing customers outsource to us. The principal factors contributing to our organic growth include:

  •
  Developing New Customers. Our sales and marketing efforts focus on adding new customers by marketing our products and services. In many cases, we believe that we can provide the customer with better service at a cost to them that is lower than what it costs them to provide the service internally or with their current service provider. We take a collaborative approach with potential customers where our sales force consults with potential customers and positions us as a solution provider.

  •
  Expanding Services to Existing Customers. We have the opportunity to provide many of our existing customers with additional services as part of a complete residuals management program. We endeavor to educate these existing customers about the benefits of a complete residuals management solution and offer other services where the value is compelling. These opportunities may provide us with long-term contracts, increased barriers to entry, and better relationships with our customers.

  •
  Capitalize on Increased Demand for Class A Services. In order to take advantage of operating efficiencies, technology and our comprehensive capabilities, we will endeavor to capitalize on the increased demand for Class A services, including drying and pelletizing, dewatering and composting. We believe this focus will result in more long-term contracts and recurring revenue. In addition, we are building several new facilities, which we expect will also result in longer-term contracts, steady revenue streams, higher barriers to entry for competitors, higher switching costs for the customer and lower seasonality. We opened one of these facilities in Sacramento in 2004.

        Growth through Complementary Acquisitions.    We plan to continue to pursue strategic acquisitions in a disciplined manner in order to achieve further growth. We selectively seek strategic opportunities to acquire businesses that profitably expand our service offerings, increase our geographic coverage or increase our customer base. We believe our strategic acquisitions enable us to gain new industry residuals expertise and efficiencies in our existing operations. Determination of attractive acquisition targets is based on many factors, including the size and location of the business and customers served, existing contract terms, potential operating efficiencies and cost savings.

        Disciplined Approach to Capital Expenditures.    Whether a new contract or an acquisition, we are focused on the ability to generate the revenues and operating cash flow to validate the capital investment decision. As such, new contracts, renewals and/or acquisitions undergo a comprehensive financial analysis to ensure that our return criteria are being met. In addition, capital expenditures relating to maintenance activities are also subject to rigorous internal review and a formal approval process.

Services and Operations

        Today, generators of municipal and industrial residuals must provide sound environmental management practices with limited economic resources. For help with these challenges, municipal and industrial generators throughout the United States have turned to us for solutions.

        We partner with our clients to develop cost-effective, environmentally sound solutions to their residuals processing and beneficial use requirements. We provide the flexibility and comprehensive services that generators need, with negotiated pricing, regulatory compliance, and operational performance. We work with our clients to find innovative and cost effective solutions to their wastewater residuals management challenges. In addition, because we do not manufacture equipment, we are able to provide unbiased solutions to our customers' needs. We provide our customers with complete, vertically integrated services and capabilities, including design/build services, facility operations, facility cleanout services, regulatory compliance, dewatering, collection and transportation, composting, drying and pelletization, product marketing, incineration, alkaline stabilization, and land application.

        1.     Design and Build Services. We designed, built, and operate six heat-drying and pelletization facilities and five composting facilities. We currently have one new drying facility under permit and construction that we will operate when it is completed. We operate three incineration facilities, two of which we significantly upgraded and one that we built. Lastly, we operate 31 permanent and 35 mobile dewatering facilities. All of our facility design, construction and operating experience is with biosolids projects.

        2.     Facility Cleanout Services. Our facility cleanout services focus on the cleaning and maintenance of the digesters at municipal and industrial wastewater facilities. Digester cleaning involves complex operational and safety considerations. Our self-contained pumping systems and agitation equipment remove a high percentage of biosolids without the addition of large quantities of dilution water. This method provides our customers a low bottom-line cost per dry ton of solids removed. Solids removed from the digesters can either be recycled through our ongoing agricultural land application programs or landfilled.

        3.     Regulatory Compliance. An important element for the long-term success of a wastewater residuals management program is the certainty of compliance with local, state and federal regulations. Accurate and timely documentation of regulatory compliance is mandatory. We provide this service through our proprietary Residuals Management System ("RMS").

        RMS is an integrated data management system that has been designed to store, manage and report information about our clients' wastewater residuals programs. Every time our professional operations or technical staff performs activities relating to a particular project, RMS is updated to record the characteristics of the material, how much material was moved, when it was moved, who moved it and where it went. In addition to basic operational information, laboratory analyses are input in order to monitor both annual and cumulative loading rates for metals and nutrients. This loading information is coupled with field identification to provide current information for agronomic application rate computations.

        This information is used in two ways. First and foremost, it provides a database for regulatory reporting and provides the information required for monthly and annual technical reports that are sent to the EPA and state regulatory agencies. Second, information entered into RMS is used as an important part of the invoicing process. This check and balance system provides a link between our operational, technical and billing departments to ensure correct invoicing and regulatory compliance.

        RMS is a tool that gives our clients timely access to information regarding their wastewater residuals management program. We continue to dedicate resources to the continuous improvement of RMS. We believe that our regulatory compliance and reporting capabilities provide us with a competitive advantage when presented to the municipal and industrial wastewater generators.

        4.     Dewatering. We provide residuals dewatering services for wastewater treatment facilities on either a permanent, temporary or emergency basis. These services include design, procurement, and operations. We provide the staffing to operate and maintain these facilities to ensure satisfactory operation and regulatory compliance of the residuals management program. We currently operate 31 permanent and 35 mobile dewatering units.

        5.     Collection and Transportation. For our liquid residuals operations, a combination of mixers, dredges and/or pumps are used to load our tanker trailers. These tankers transport the residuals to either a land application site or one of our residuals processing facilities. For our dewatered residuals operations, the dewatered residuals are loaded into trailers by either front end loaders or conveyors. These trailers are then transported to either land application sites or to one of our residuals processing facilities.

        6.     Composting. For composting projects, we provide a comprehensive range of technologies, operations services and end product marketing through our various divisions and regional offices. All of our composting alternatives provide high-quality Class A products that we market to landscapers, nurseries, farms and fertilizer companies through our Organic Product Marketing Group ("OPMG") described below. In some cases, fertilizer companies package the product and resell it for home consumer use. We utilize three different types of composting methodologies: aerated static pile, in-vessel, and open windrow. When a totally enclosed facility is not required, aerated static pile composting offers economic advantages. In-vessel composting uses an automated, enclosed system that mechanically agitates and aerates blended organic materials in concrete bays. We also offer the windrow method of composting to clients with favorable climatic conditions. In areas with a hot and dry climate, the windrow method lends itself to the efficient evaporation of excess water from dewatered residuals. This makes it possible to minimize or eliminate any need for bulking agents other than recycled compost. We currently operate five composting facilities.

        7.     Drying and Pelletization. The heat drying process utilizes a recirculating system to evaporate water from wastewater residuals and create pea-sized pellets. A critical aspect of any drying technology is its ability to produce a consistent and high quality Class A end product that is marketable to identified end-users. This requires the system to manufacture pellets that meet certain criteria with respect to size, dryness, dust elimination, microbiological cleanliness, and durability. We market heat-dried biosolids products to the agricultural and fertilizer industries through our Organic Product Marketing Group described below.

        We built and currently operate six drying and pelletization facilities with municipalities, including one in Pinellas County, Florida, two in Baltimore, Maryland, one in New York, New York, one in Hagerstown, Maryland and one in Sacramento, California. We are currently in the construction phase of one drying and pelletization facility for Honolulu, Hawaii, which we will operate when the facility is completed.

        8.     Product Marketing. In 1992, we formed the OPMG to market composted and pelletized biosolids from our own facilities as well as municipally owned facilities. OPMG currently markets in excess of 880,000 cubic yards of compost and 169,000 tons of pelletized biosolids annually. OPMG markets a majority of its biosolids products under the trade names GranuliteCompany and AllGroCompany. Based on our experience, OPMG is capable of marketing biosolids products to the highest paying markets. We believe that we are the leader in marketing end-use wastewater residuals products, such as compost and heat-dried pellets used for fertilizers. In 2004, we marketed 165,000 tons or approximately 52 percent of the heat-dried pellets produced in the United States. We also marketed 401,000 tons of compost, which we believe is significantly more than any other producer of municipal based compost materials.

        9.     Incineration. In the Northeast, we economically and effectively process wastewater residuals through the utilization of the proven thermal processing technologies of multiple-hearth and fluid bed incineration. In multiple-hearth processing, residuals are fed into the top of the incinerator and then mechanically passed down to the hearths below. The heat from the burning residuals in the middle of the incinerator dries the residuals coming down from the top until they begin to burn. Since residuals have approximately the same British thermal unit value as wood chips, very little additional fuel is needed to make the residuals start to burn. The resulting ash by-product is nontoxic and inert, and can be beneficially used as alternative daily cover for landfills. In fluid bed processing, residuals are pumped directly into a boiling mass of super heated sand and air (the fluid bed) that vaporizes the residuals on contact. The top of the fluid bed burns off any remaining compounds resulting in very low air emissions and very little ash by-product. Computerized control of the entire process makes this modern technology fuel efficient, easy to operate, and an environmentally friendly disposal method. We currently operate three incineration facilities.

        10.   Alkaline Stabilization. We provide alkaline stabilization services by using lime to treat Sub-Class B biosolids to Class-B standards. Lime chemically reacts with the residuals and creates a Class B product. We offer this treatment process through our BIO*FIX process. Due to its very low capital cost, BIO*FIX is used in interim and emergency applications as well as long-term programs. The BIO*FIX process is designed to effectively inactivate pathogenic microorganisms and to prevent vector attraction and odor. The BIO*FIX process combines specific high-alkalinity materials with residuals at minimal cost. During the past several years, our engineers have developed and improved the BIO*FIX chemical formulations, and the material handling and instrumentation and control systems in concert with clients, federal and state regulators, consulting engineers and academic researchers.

        11.   Land Application. The beneficial reuse of municipal and industrial biosolids through land application has been successfully performed in the United States for more than 100 years. Direct agricultural land application has the proven benefits of fertilization and organic matter addition to the soil. Agricultural communities throughout the country are well acquainted with the practice of land application of biosolids and have first hand experience with the associated agricultural and environmental benefits. Currently, we recycle Class B biosolids through agricultural land application programs in 25 states. Our revenues from land application services are the highest among our service offerings.

Contracts

        Contract revenues accounted for approximately 83 percent of our revenue for the year ended December 31, 2004. These revenues were generated through more than 560 contracts that range from one to twenty five years in length. Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services. These contracts have an estimated backlog, including renewal options, of approximately $2.2 billion as of December 31, 2004. This backlog represents more than six times our revenue for the year ended December 31, 2004. In general, our contracts contain provisions for inflation-related annual price increases, renewal provisions, and broad force majeure clauses. Our top ten customers have an average of eight years remaining on their current contracts, including renewal options. We have historically enjoyed high combined contract retention rates (both renewals and rebids) of approximately 85 percent to 90 percent of contract revenue value. During 2004, our combined contract retention rate was approximately 88 percent. See "—Backlog" for a more detailed discussion.

        Our contract with the New York City Department of Environmental Protection accounted for 16 percent of our revenues in 2004. No other customer accounted for more than 10 percent of our revenues in 2004.

        Although we have a standard form of agreement, terms may vary depending upon the customer's service requirements and the volume of residuals generated and, in some situations, requirements imposed by statute or regulation. Contracts associated with our land application business are typically two- to four-year exclusive arrangements excluding renewal options. Contracts associated with drying and pelletizing, incineration or composting are typically longer term contracts, from five to twenty years, excluding renewal options, and typically include provisions such as put-or-pay arrangements and estimated adjustments for changes in the consumer price index for contracts that contain price indexing. Other services such as cleanout and dewatering typically may or may not be under long-term contract depending on the circumstances.

        The majority of our contracts are with municipal entities. Typically, a municipality will advertise a request for proposal and numerous entities will bid to perform the services requested. Often the municipality will choose the best qualified bid by weighing multiple factors, including range of services provided, experience, financial capability and lowest cost. The successful bidder then enters into contract negotiations with the municipality.

        Contracts typically include provisions relating to the allocation of risk, insurance, certification of the material, force majeure conditions, change of law situations, frequency of collection, pricing, form and extent of treatment, and documentation for tracking purposes. Many of our agreements with municipalities and water districts provide options for extension without the necessity of going to bid. In addition, many contracts have termination provisions that the customer can exercise; however, in most cases, such terminations create obligations to our customers to compensate us for lost profits.

        Our largest contract is with the New York City Department of Environmental Protection. The contract relates to the New York Organic Fertilizer Company dryer and pelletizer facility and was assumed in connection with the Bio Gro acquisition in 2000. The contract provides for the removal, transport and processing of wastewater residuals into Class A product that is transported, marketed and sold to the fertilizer industry for beneficial reuse. The contract has a term of 15 years and expires in June 2013. The contract includes provisions relating to the allocation of risk, insurance, certification of the material, force majeure conditions, change of law situations, frequency of collection, pricing, form and extent treatment, and documentation for tracking purposes. In addition, the contract includes a provision that allows for the New York City Department of Environmental Protection to terminate the contract. See "Risk Factors—Risks Relating to our Business and the Industry—A significant amount of our business comes from a limited number of customers and our revenue and profits could decrease significantly if we lost one or more of them as customers."

Backlog

        At December 31, 2004, our estimated remaining contract value including renewal options, which we call backlog, was approximately $2.2 billion, of which we estimate approximately $191.0 million will be realized in 2005. In determining backlog, we calculate the expected payments remaining under the current terms of our contracts, assuming the renewal of contracts in accordance with their renewal provisions, no increase in the level of services during the remaining term, and estimated adjustments for changes in the consumer price index for contracts that contain price indexing. Assuming the renewal provisions are not exercised, we estimate our backlog at December 31, 2004 would have been approximately $1.5 billion. We believe that the $1.5 billion of estimated backlog excluding renewal provisions is firm. These estimates are based on our operating experience, and we believe them to be reasonable. However, there can be no assurance that our backlog will be realized as contract revenue or earnings. See "Risk Factors—Risks Relating to our Business and Industry—We are not able to guarantee that our estimated remaining contract value, which we call backlog, will result in actual revenues in any particular fiscal period."

Sales and Marketing

        We have a sales and marketing group that has developed and implemented a comprehensive internal growth strategy to expand our business by providing services for new customers who currently perform their own wastewater residuals management and by increasing the range of services that our existing customers outsource to us.

        In addition, to maintain our existing market base, we endeavor to achieve a 100 percent renewal rate on expiring service contracts. For 2004, we achieved a renewal rate of approximately 88 percent. We believe that the ability to renew existing contracts is a direct indication of the level of customer satisfaction with our operations. Although we value our current customer base, our focus is to increase revenues that generate long-term, stable income at acceptable margins rather than simply increasing market share.

        Our sales and marketing group also works with our operations staff, which typically responds to requests to proposals for routine work that is awarded to the lowest cost bidder. This allows our sales and marketing group to focus on prospective, rather than reactive, marketing activities. Our sales and marketing group is focused on developing new business from specific market segments that have historically netted the highest returns. These are segments where we believe we should have an enhanced competitive advantage due to the complexity of the job, the proximity of the work to our existing business, or a unique technology or facility that we are able to offer. We seek to maximize profit potential by focusing on negotiated versus low-bid procurements, long-term versus short-term contracts and projects with multiple services. In addition, we are focusing on the rapidly growing Class A market. Our sales incentive program is designed to reward the sales force for success in these target markets.

        We proactively approach municipal market segments, as well as new industrial segments, through professional services contracts. We are in a unique industry position to successfully market through professional services contracts because we are an operations company that offers virtually every type of proven service category marketed in the industry today. This means we can customize a wastewater residuals management program for a client with no technology or service category bias.

Acquisitions History

        In May 2003, we purchased Aspen Resources, Inc. ("Aspen Resources"). The purchase of Aspen Resources provides us with added expertise in the management of pulp and paper organic residuals. Historically, acquisitions have been an important part of our growth strategy. We completed 18 acquisitions from 1998 through 2004, highlighted by our acquisition in August 2000 of Waste Management's Bio Gro Division. Bio Gro had been one of the largest providers of wastewater residuals management services in the United States, with 1999 annual revenues of $118 million. Bio Gro provided wastewater residuals management services in 24 states and was the market leader in thermal drying and pelletization. Other acquisitions from 1998 to the present include the following:

Company	Date Acquired	U.S. Market Served	Capabilities Acquired
A&J Cartage, Inc.	June 1998	Midwest	Land Application
Recyc, Inc.	July 1998	West	Composting
Environmental Waste Recycling, Inc.	November 1998	Southeast	Land Application
National Resource Recovery, Inc.	March 1999	Midwest	Land Application
Anti-Pollution Associates	April 1999	Florida Keys	Facility Operations
D&D Pumping, Inc.	April 1999	Florida Keys	Land Application
Vital Cycle, Inc.	April 1999	Southwest	Product Marketing
AMSCO, Inc.	May 1999	Southeast	Land Application
Residual Technologies, LP	January 2000	Northeast	Incineration
Davis Water Technologies, Inc.	February 2000	Florida Keys	Facility Operations
AKH Water Management, Inc.	February 2000	Florida Keys	Facility Operations
Ecosystematics, Inc.	February 2000	Florida Keys	Facility Operations
Rehbein, Inc.	March 2000	Midwest	Land Application
Whiteford Construction Company	March 2000	Mid-Atlantic	Cleanouts
Environmental Protection & Improvement Inc.	March 2000	Mid-Atlantic	Rail Transportation
Earthwise Organics, Inc. and Earthwise Trucking	August 2002	West	Composting and Transportation

Competition

        We provide a variety of services relating to the transportation and treatment of wastewater residuals. Although water, land application, fertilizer, farming, consulting and composting companies provide some of the same services we offer, we believe that we are the only national company to provide a comprehensive suite of services. We are not aware of another company focused exclusively on the management of wastewater residuals from a national perspective. We have several types of direct competitors. Our direct competitors include small local companies, regional residuals management companies, and national and international water and wastewater operations privatization companies.

        We compete with these competitors in several ways, including providing quality services at competitive prices, partnering with technology providers to offer proprietary processing systems, and utilizing strategic land application sites. Municipalities often structure bids for large projects based on the best qualified bid, weighing multiple factors, including experience, financial capability and cost. We also believe that the full range of wastewater residuals management services we offer provide a competitive advantage over other entities offering a lesser complement of services.

        In many cases, municipalities and industries choose not to outsource their residuals management needs. In the municipal market, we estimate that up to 60 percent of the POTW plants are not privatized. We are actively reaching out to this segment to persuade them to explore the benefits of outsourcing these services to us. For these generators, we can offer increased value through numerous areas, including lower cost, ease of management, technical expertise, liability assumption/risk management, access to capital or technology and performance guarantees.

Federal, State and Local Government Regulation

        Federal, state and local environmental authorities regulate the activities of the municipal and industrial wastewater generators and enforce standards for the discharge from wastewater treatment plants (effluent wastewater) with permits issued under the authority of the Clean Water Act, as amended, state water quality control acts and local regulations. The treatment of wastewater produces an effluent and wastewater solids.

The treatment of these solids produces biosolids. To the extent demand for our residuals treatment methods is created by the need to comply with the environmental laws and regulations, any modification of the standards created by such laws and regulations may reduce the demand for our residuals treatment methods. Changes in these laws or regulations, or in their enforcement, may also adversely affect our operations by imposing additional regulatory compliance costs on us, requiring the modification of and/or adversely affecting the market for our wastewater residuals management services.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") generally imposes strict, joint and several liability for cleanup costs upon various parties, including: (1) present owners and operators of facilities at which hazardous substances were disposed; (2) past owners and operators at the time of disposal; (3) generators of hazardous substances that were disposed at such facilities; and (4) parties who arranged for the disposal of hazardous substances at such facilities. CERCLA liability extends to cleanup costs necessitated by a release or threat of release of a hazardous substance. However, the definition of "release" under CERCLA excludes the "normal application of fertilizer." The EPA regulations regard biosolids applied to land as a fertilizer substitute or soil conditioner. The EPA has indicated in a published document that it considers biosolids applied to land in compliance with the applicable regulations not to constitute a "release." However, the land application of biosolids that do not comply with Part 503 Regulations could be considered a release and lead to CERCLA liability. Monitoring as required under Part 503 Regulations is thus very important. Although the biosolids and alkaline waste products may contain limited quantities or concentrations of hazardous substances (as defined under CERCLA), we have developed plans to manage the risk of CERCLA liability, including training of operators, regular testing of the biosolids and the alkaline admixtures to be used in treatment methods and reviewing incineration and other permits held by the entities from which alkaline admixtures are obtained.

Permitting Process

        We operate in a highly regulated environment and the wastewater treatment plants and other plants at which our biosolids management services may be provided are usually required to have permits, registrations and/or approvals from federal, state and/or local governments for the operation of such facilities.

        Many states, municipalities and counties have regulations, guidelines or ordinances covering the land application of Class B biosolids, many of which set either a maximum allowable concentration or maximum pollutant-loading rate for at least one pollutant. The Part 503 Regulations also require monitoring Class B biosolids to ensure that certain pollutants or pathogens are below thresholds.

        The EPA has considered increasing these thresholds or adding new thresholds for different substances, which could increase our compliance costs. In addition, some states have established management practices for land application of Class B biosolids. In some jurisdictions, state and/or local authorities have imposed permit requirements for, or have prohibited, the land application or agricultural use of Class B biosolids. There can be no assurance that any such permits will be issued or that any further attempts to require permits for, or to prohibit, the land application or agricultural use of Class B biosolids products will not be successful.

        Any of the permits, registrations or approvals noted above, or applications therefore may be subject to denial, revocation or modification under various circumstances. In addition, if new environmental legislation or regulations are enacted or existing legislation or regulations are amended or are enforced differently, we may be required to obtain additional, or modify existing, operating permits, registrations or approvals. The process of obtaining or renewing a required permit, registration or approval can be lengthy and expensive and the issuance of such permit or the obtaining of such approval may be subject to public opposition or challenge. Much of this public opposition or challenge, as well as related complaints, relates to odor issues, even when we are generally in compliance with odor requirements and even though we have worked hard to minimize odor from our operations. There can be no assurances that we will be able to meet applicable regulatory requirements or that further attempts by state or local authorities to prohibit, or public opposition or challenge to, the land application, agricultural use of biosolids, thermal processing or biosolids composting will not be successful.

Patents and Proprietary Rights

        We have several patents and licenses relating to the treatment and processing of biosolids. Our current patents expire between 2008 to 2020. While there is no single patent that is material to our business, we believe that our aggregate patents are important to our prospects for future success. However, we cannot be certain that future patent applications will be issued as patents or that any issued patents will give us a competitive advantage. It is also possible that our patents could be successfully challenged or circumvented by competition or other parties. In addition, we cannot assure that our treatment processes do not infringe patents or other proprietary rights of other parties.

        In addition, we make use of our trade secrets or "know-how" developed in the course of our experience in the marketing of our services. To the extent that we rely upon trade secrets, unpatented know-how and the development of improvements in establishing and maintaining a competitive advantage in the market for our services, we can provide no assurances that such proprietary technology will remain a trade secret or that others will not develop substantially equivalent or superior technologies to compete with our services.

Employees

        As of March 16, 2005, we had 964 full-time employees. These employees include approximately 4 executive officers, 11 nonexecutive officers, 119 operations managers, 64 environmental specialists, 46 maintenance personnel, 168 drivers and transportation personnel, 91 land application specialists, 286 general operation specialists, 42 sales employees and 133 technical support, administrative, financial and other employees. Additionally, we use contract labor for various operating functions, including hauling and spreading services, when it is economically advantageous.

        Although we have approximately 36 union employees, our employees are generally not represented by a labor union or covered by a collective bargaining agreement. We believe we have good relations with our employees. We provide our employees with certain benefits, including health, life, dental, and accidental death and disability insurance and 401(k) benefits.

Potential Liability and Insurance

        The wastewater residuals management industry involves potential liability risks of statutory, contractual, tort, environmental and common law liability claims. Potential liability claims could involve, for example:

  •
  personal injury;

  •
  damage to the environment;

  •
  violations of environmental permits;

  •
  transportation matters;

  •
  employee matters;

  •
  contractual matters;

  •
  property damage; and

  •
  alleged negligence or professional errors or omissions in the planning or performance of work.

        We could also be subject to fines or penalties in connection with violations of regulatory requirements.

        We carry $51 million of liability insurance (including umbrella coverage), and under a separate policy, $10 million of aggregate pollution legal liability insurance ($10 million each loss) subject to retroactive dates, which we consider sufficient to meet regulatory and customer requirements and to protect our employees, assets and operations. There can be no assurance that we will not face claims under CERCLA or similar state laws resulting in substantial liability for which we are uninsured and which could have a material adverse effect on our business.

        Our insurance programs utilize large deductible/self-insured retention plans offered by a commercial insurance company. Large deductible/self-insured retention plans allow us the benefits of cost-effective risk financing while protecting us from catastrophic risk with specific stop-loss insurance limiting the amount of self-funded exposure for any one loss and aggregate stop-loss insurance limiting the self-funded exposure for health insurance for any one year.

Properties

        We currently lease approximately 18,414 square feet of office space at our principal place of business located in Houston, Texas. We also lease regional operational facilities in: Houston, Texas; El Dorado Hills, California; Mt. Arlington, New Jersey; Baltimore, Maryland; Waterbury, Connecticut; and we have 18 district offices throughout the United States.

        We own and operate three drying and pelletization facilities; one located in Sacramento, California, and two in Baltimore, Maryland, and one incineration facility located in Woonsocket, Rhode Island. We also operate three drying and pelletizing facilities in Hagerstown, Maryland; Pinellas County, Florida and New York, New York, and two incineration facilities located in Waterbury, Connecticut; and New Haven, Connecticut. We also operate five composting facilities located in Corona, California, Burlington, New Jersey, Salome, Arizona, and Chino, California. Additionally, we own property in Salome, Arizona; Maysville, Arkansas; Lancaster, California; King George, Virginia; and Wicomico County, Maryland. These properties are utilized for composting, storage or land application. The properties located in Lancaster, California and King George County Virginia are currently under contract for sale. The properties located in Maysville, Arkansas and Wicomico County, Maryland are currently being marketed for sale.

        We maintain permits, registrations or licensing agreements on more than approximately 913,000 acres of land in 25 states for applications of biosolids.

Legal Proceedings

        Our business activities are subject to environmental regulation under federal, state and local laws and regulations. In the ordinary course of conducting our business activities, we become involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local levels. We believe that these matters will not have a material adverse effect on our business, financial condition and results of operations.

        However, the outcome of any particular proceeding cannot be predicted with certainty. We are required under various regulations to procure licenses and permits to conduct our operations. These licenses and permits are subject to periodic renewal without which our operations could be adversely affected. There can be no assurance that regulatory requirements will not change to the extent that it would materially affect our consolidated financial statements.

Reliance Insurance

        For the 24 months ended October 31, 2000 (the "Reliance Coverage Period"), we insured certain risks, including automobile, general liability, and worker's compensation, with Reliance National Indemnity Company ("Reliance") through policies totaling $26 million in annual coverage. On May 29, 2001, the Commonwealth Court of Pennsylvania entered an order appointing the Pennsylvania Insurance Commissioner as Rehabilitator and directing the Rehabilitator to take immediate possession of Reliance's assets and business. On June 11, 2001, Reliance's ultimate parent, Reliance Group Holdings, Inc., filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. On October 3, 2001, the Pennsylvania Insurance Commissioner removed Reliance from rehabilitation and placed it into liquidation.

        Claims have been asserted and/or brought against us and our affiliates related to alleged acts or omissions occurring during the Reliance Coverage Period. It is possible, depending on the outcome of possible claims made with various state insurance guaranty funds, that we will have no, or insufficient, insurance funds available to pay any potential losses. There are uncertainties relating to our ultimate liability, if any, for damages arising during the Reliance Coverage Period, the availability of the insurance coverage, and possible recovery for state insurance guaranty funds.

        In June 2002, we settled one such claim that was pending in Jackson County, Texas. The full amount of the settlement was paid by insurance proceeds; however, as part of the settlement, we agreed to reimburse the Texas Property and Casualty Insurance Guaranty Association an amount ranging from $0.6 to $2.5 million depending on future circumstances. We estimated our exposure at approximately $1.0 million for the potential reimbursement to the Texas Property and Casualty Insurance Guaranty Association for costs associated with the settlement of this case and for unpaid insurance claims and other costs (including defense costs) for which coverage may not be available due to the pending liquidation of Reliance. We believe accruals of approximately $1.0 million as of December 31, 2004 are adequate to provide for our exposures. The final resolution of these exposures could be substantially different from the amount recorded.

Design and Build Contract Risk

        We participate in design and build construction operations, usually as a general contractor. Virtually all design and construction work is performed by unaffiliated subcontractors. As a consequence, we are dependent upon the continued availability of and satisfactory performance by these subcontractors for the design and construction of our facilities. There is no assurance that there will be sufficient availability of and satisfactory performance by these unaffiliated subcontractors. In addition, inadequate subcontractor resources and unsatisfactory performance by these subcontractors could have a material adverse effect on our business, financial condition and results of operation. Further, as the general contractor, we are legally responsible for the performance of our contracts and, if such contracts are under-performed or nonperformed by our subcontractors, we could be financially responsible. Although our contracts with our subcontractors provide for indemnification if our subcontractors do not satisfactorily perform their contract, there can be no assurance that such indemnification would cover our financial losses in attempting to fulfill the contractual obligations.

Other

        There are various other lawsuits and claims pending against us that have arisen in the normal course of business and relate mainly to matters of environmental, personal injury and property damage. The outcome of these matters is not presently determinable but, in the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers. Each of our directors holds office until the next annual meeting of our stockholders or until his successor has been elected and qualified. Each of our executive officers is appointed by the board of directors to serve, subject to the discretion of the board of directors, until his successor is appointed. Each member of our current board of directors, as well as an additional independent director, will be standing for election at our next annual meeting of stockholders on June 1, 2005.

Name	Age	Position
Ross M. Patten	61	Chairman of the Board and Vice President
Robert C. Boucher, Jr.	40	Chief Executive Officer, President and Director
J. Paul Withrow	39	Chief Financial Officer, Senior Executive Vice President and Director
Alvin L. Thomas II	39	Executive Vice President and General Counsel
Kenneth Ch'uan-K'ai Leung	60	Director
David A. Donnini	40	Director
Vincent J. Hemmer	36	Director
Gene Meredith	63	Director
George E. Sperzel	53	Director
Alfred Tyler 2nd	62	Director

        Ross M. Patten was elected to the position of Chairman of the Board in August 1998 and is a Vice President of Synagro. Mr. Patten served as the Chief Executive Officer of Synagro from February 1998 until September 2003. Prior to joining Synagro, Mr. Patten enjoyed a 17-year career at Browning-Ferris Industries, where he last served as Divisional Vice President—Corporate Development. He also served as Executive Vice President for Development of Wheelabrator Technologies, a Waste Management, Inc. subsidiary, and Director and Vice President—Business Development at Resource NE, Inc. prior to its acquisition by Waste Management, Inc. Mr. Patten was a founder, principal and Managing Director of Bedford Capital, an investment firm specializing in environmental companies, and of Bedford Management, which provides consulting services to publicly held waste management and environment related companies in the areas of growth and acquisition strategy formation and implementation.

        Robert C. Boucher, Jr. has served as our Chief Executive Officer since September 2003 and as a Director since 2004. Prior to his appointment as Chief Executive Officer, Mr. Boucher served as our President and Chief Operating Officer. Prior to joining Synagro in February 2002, Mr. Boucher served as Regional Vice President of Allied Waste Industries in Tynsboro, Massachusetts from October 1997 to February 2002. From 1994 to 1997, Mr. Boucher worked for Waste Management of Greater Boston, last serving as Division President. Mr. Boucher attended Bridgeton Academy in Maine.

        J. Paul Withrow, Synagro's Chief Financial Officer since 1999, was named Senior Executive Vice President in October 2003 and elected as a Director in 2004. Prior to being named Senior Executive Vice President, Mr. Withrow was an Executive Vice President of Synagro. Prior to joining Synagro, Mr. Withrow was the Vice President and Chief Accounting Officer of Integrated Electrical Services, Inc., which is a leading national provider of electrical contracting and maintenance services. Prior to that, Mr. Withrow was a Senior Audit Manager at Arthur Andersen LLP. Mr. Withrow is a Certified Public Accountant and received his Bachelor of Business Administration in Accounting from the University of Houston.

        Alvin L. Thomas II  was appointed Executive Vice President and General Counsel in 1998. Mr. Thomas practiced law with the national law firm Littler Mendelson, P.C. prior to joining Synagro. Mr. Thomas has also practiced law with Fulbright & Jaworski, L.L.P. Mr. Thomas received his law degree from the University of Pittsburgh School of Law and an LL.M. in Taxation from New York University School of Law. His legal background is broad-based with emphasis in tax law, employment law, corporate law and litigation.

        Kenneth Ch'uan-K'ai Leung has been a Managing Director of investment banking at Sanders Morris Harris and the Chief Investment Officer of the Environmental Opportunities Fund, Ltd. since March 1995. He has been a Director since 1998. Additionally, Mr. Leung has been the Editor of Environmental Review since March 1995. Previously, Mr. Leung was associated with Smith Barney from June 1978 to December 1994, and before that with F. Eberstadt & Company, Inc., Chemical Bank and Chase Manhattan Bank. He received his B.A. from Fordham College and his M.B.A. from Columbia University. Mr. Leung serves on the boards of SystemOne Technologies, Inc. and American Ecology Corporation.

        David A. Donnini is currently a senior principal and member with GTCR. He has been a Director since 2000. Prior to joining GTCR in 1991, he earned a BA in Economics summa cum laude from Yale University and an MBA from Stanford University where he was an Arjay Miller Scholar and the Robichek Finance Award winner. He also worked as an Associate Consultant with Bain & Company. Mr. Donnini's directorships include Coinmach Corporation, InfoHighway Communications Corporation, and Syniverse Technologies, Inc.

        Vincent J. Hemmer is currently a principal with GTCR. He has been a Director since 2000. Prior to joining GTCR in 1996, Mr. Hemmer worked as a consultant with the Monitor Company. He earned a BS in Economics, magna cum laude, and was a Benjamin Franklin Scholar at The Wharton School of the University of Pennsylvania. He serves on the board of directors of several private companies. Mr. Hemmer received his MBA from Harvard University.

        Gene Meredith served more than 30 years in senior management roles in the solid waste industry. He has been a Director since 1998. He was a Regional Vice President at Browning-Ferris Industries, Inc. from 1974 to 1989, and Chairman, President and Chief Executive Officer of Mid-American Waste Systems from 1995 to 1997. He previously served as a director of USA Waste Services from 1993 to 1995, Envirofil, Inc. from 1992 to 1993, Serendipity Land Yachts, Ltd. from 1997 to 2001, and as a general manager of Haulaway Waste, a waste company in St. Paul, Minnesota, from 1967 to 1972. Mr. Meredith also has a law degree, and spent five years (from 1966 to 1971) as Senior Partner at Meredith & Addicks in St. Paul, Minnesota.

        George E. Sperzel is a principal with GTCR. He has been a Director since 2004. Prior to joining GTCR in 2002, he served as Senior Vice President and Chief Financial Officer of Alliant Exchange, a food service company, from 2000 to 2002; Chief Financial Officer of Kao America Inc. and Chief Financial Officer of the Andrews Jergens Company, two consumer products companies, from 1993 to 2000. Mr. Sperzel also spent 14 years (from 1979 to 1993) with the General Electric Company in various senior financial positions. He serves on the board of directors of several private companies. Mr. Sperzel graduated with honors from the University of Louisville with a B.S. in Management.

        Alfred Tyler 2nd has been associated with the environmental services industry for over 20 years, serving most recently as President and Chief Executive Officer of Enviro-Gro Technologies until that provider of biosolids management services was sold in 1992 to Wheelabrator Technologies, Inc. He has been a Director since 1998. Since 1983, Mr. Tyler also has been head of Weston Investments Inc., a private investment company. Since 1992, Mr. Tyler has been President of Days Cove Reclamation Company, a landfill and construction company, and has been a Managing Director of Bedford Capital since 1993.

        There are no family relationships between any of the directors or any of the executive officers. None of the companies listed in the biographies of our directors and officers is our parent, subsidiary or affiliate.

Director Compensation

        Each director who is not otherwise compensated by us for service as an officer of Synagro is paid for travel expenses, if any, incurred in connection with attendance at board and committee meetings. Independent directors are compensated $25,000 and awarded 10,000 stock options per year. In addition, all directors not employed by us are compensated $2,000 for each board meeting they attend in person. Additionally, upon their initial appointment or election, directors who are not employees of Synagro or principals of GTCR are granted an option to acquire 50,000 shares of common stock. Each board member who is not an employee of Synagro has the right to elect to receive options in lieu of cash compensation for board meetings attended, at an exercise price equal to market value of the common stock on the trading day immediately preceding the date of the meeting.

Executive Compensation

        The following table reflects all forms of compensation for services to the Company for the periods indicated for the Chief Executive Officer and the next four most highly compensated Executive Officers (collectively the "Named Executives").

Summary Compensation Table
		Annual Compensation							Long Term Compensation
Name and Principal Position	Year	Salary		Bonus(1)		Other(2)			Stock Option Awards (Shares)	All Other Compensation(3)
Ross M. Patten(4) Former Chief Executive Officer and Vice President	2004 2003 2002	$ $ $	281,875 278,724 264,773	$ $ $	— — —	$ $ $	9,600 9,600 9,600		— — —	$ $ $	4,074 3,735 3,635
Robert C. Boucher, Jr.(5) Chief Executive Officer	2004 2003 2002	$ $ $	263,033 243,250 193,692	$ $ $	99,822 — 50,000	$ $ $	8,400 8,400 24,517	(6)	250,000 — 1,000,000	$ $ $	8,957 8,304 1,708
J. Paul Withrow Senior Executive Vice President and Chief Financial Officer	2004 2003 2002	$ $ $	238,248 222,979 204,144	$ $ $	90,416 — —	$ $ $	6,000 6,000 6,000		100,000 — 100,000	$ $ $	5,821 5,492 5,114
Mark A. Rome(7) Executive Vice President and Chief Development Officer	2004 2003 2002	$ $ $	207,391 202,708 191,643	$ $ $	— — —	$ $ $	6,000 6,000 6,000		— — —	$ $ $	1,029 7,802 7,225
Alvin L. Thomas II Executive Vice President and General Counsel	2004 2003 2002	$ $ $	207,391 202,708 191,643	$ $ $	78,706 — 25,000	$ $ $	6,000 6,000 6,000		— — —	$ $ $	8,322 7,802 7,181

(1)
Represents bonus amounts earned during the periods indicated, regardless of the actual payment date.

(2)
Vehicle allowance.

(3)
The compensation reflected in this column includes the Company's matching contributions on behalf of the Named Executive to the Company's 401(k) Plan.

(4)
Mr. Patten served as Chief Executive Officer from February 1998 until September 2003.

(5)
Mr. Boucher has served as Chief Executive Officer since September 2003. Mr. Boucher's employment with the Company began on February 25, 2002 as President and Chief Operating Officer.

(6)
Includes $17,738 of moving expenses.

(7)
As of April 15, 2005, Mr. Rome is no longer employed by the Company.

Option Grants

        The following table sets forth information with respect to the grants of stock options to each of the Named Executives during fiscal year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of 617,500 options granted to employees during fiscal 2004. All options were granted at the fair market value of our common stock, as determined in good faith by our board of directors, on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Common Stock Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year 2004
			Exercise Price Per Share	Expiration Date
					5%	10%
Ross M. Patten	—	—%	—	—	—	—
Robert C. Boucher, Jr	250,000	15.5%	2.81	5/24/2014
J. Paul Withrow	100,000	6.2%	2.76	3/29/2014
Mark A. Rome(2)	—	—%	—	—	—	—
Alvin L. Thomas II	—	—%	—	—	—	—

(1)
Options vest in five equal annual installments commencing on the first anniversary of their grant date.

(2)
As of April 15, 2005, Mr. Rome is no longer employed by the Company.

Option Exercises and Year End Values

        The following table sets forth information with respect to the exercised and unexercised options to purchase shares of Common Stock held by each of the Named Executives at December 31, 2004. Of the Named Executives, none exercised stock options during 2004.

					Value of Unexercised In-the-Money Options at December 31, 2004(1)
			Number of Unexercised Options at December 31, 2004
	Shares Acquired On Exercise	Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ross M. Patten	—	—	1,470,000	—	$—	$—
Robert C. Boucher, Jr.			400,000	850,000	$—	$—
J. Paul Withrow	—	—	578,000	302,000	$—	$—
Mark A. Rome(2)	—	—	534,000	146,000	$—	$—
Alvin L. Thomas II	—	—	540,000	140,000	$—	$—

(1)
Value of in-the-money options calculated based on the closing price per share of the common stock on December 31, 2004 ($3.04 per share) as reported on the Nasdaq SmallCap Market.

(2)
Mr. Rome resigned from Synagro in April 2005.

Employment Agreements

        We employ Robert C. Boucher, Jr., Alvin L. Thomas II and J. Paul Withrow under employment agreements. The employment agreement of each of Messrs. Boucher, Thomas and Withrow has a continuous 24-month term. The minimum base salary under the respective employment agreement is $265,200 per year for Mr. Boucher and $175,000 per year for Messrs. Thomas and Withrow. Each executive's base salary is subject to annual review and may be increased, depending upon the performance of the Company and the executive, upon the recommendation of the Chairman of the Board or the Board of Directors. Additionally, Messrs. Boucher, Thomas and Withrow may be entitled to bonus awards, as may be approved by the Board of Directors, and are entitled to participate in any applicable profit-sharing, stock option or similar benefit plan. These agreements contain confidentiality and non-compete provisions. In addition, Mr. Boucher was granted options to purchase 1,000,000 shares of the Company's common stock at a strike price of $2.50 as a term of his employment agreement. The options vest in five equal installments over a five year period with the first 20 percent vesting one year from the date of grant.

        We employ Ross M. Patten under an employment agreement that terminates upon the earlier of December 30, 2005, or the last day of the month in which Mr. Patten no longer serves as Chairman of the Board or Vice President of the Company. If prior to December 30, 2005, Mr. Patten ceases serving as either Chairman of the Board or Vice President of the Company, we shall pay him a lump sum cash payment equal to $563,750 less the aggregate amount of all base salary installments paid by Synagro to Mr. Patten since October 1, 2003. If after December 30, 2005, Mr. Patten continues to serve as our Chairman of the Board, he will be compensated equal to the compensation then paid to our other independent directors. Mr. Patten's agreement contains confidentiality and non-compete provisions.

        On April 15, 2005, Mark A. Rome's employment with the Company terminated. Mr. Rome, the Company's former Executive Vice President and Chief Development Officer, was employed with the Company pursuant to an employment agreement which is still in effect. As of April 15, 2005, the minimum base salary under his employment agreement is $210,000. Under the current terms of his employment agreement, Mr. Rome will receive severance payments equal to his current annual salary and the option rights for his outstanding stock options as described below. His agreement contains confidentiality and non-compete provisions.

        On January 27, 2000, we entered into an Agreement Concerning Employment Rights ("Employment Rights Agreement") with each of Messrs. Patten, Rome, Thomas and Withrow. The Employment Rights Agreement provides that in the event that (i) we terminate the executive's employment for any reason other than Cause (as defined), death or disability, (ii) except in the case of Mr. Patten, the executive terminates their employment with us for Good Reason (as defined), or (iii) a Change in Control (as defined) occurs, then the executive shall have the right to receive an option payment from us. In satisfying this obligation, we will, at our option, (x) issue options to purchase a certain number of registered shares of our Common Stock ("Base Option Amount") at an exercise price of $2.50 per share, which shall be fully vested and nontransferable, and shall expire 90 days from the date of issue; (y) issue registered shares of our Common Stock equal to the result of (A) the product of the Base Option Amount multiplied by the fair market value per share of our Common Stock less $2.50 ("Stock Value"), divided by (B) the fair market value per share of our Common Stock; or (z) a cash payment equal to the Stock Value. The Base Option Amount, as modified on March 1, 2001, is equal to the number of outstanding options issued to Messrs. Patten, Rome, Thomas and Withrow. These executives would be required to forfeit their existing vested and unvested stock options if such payment has been made by us. As of December 31, 2003, Messrs. Patten, Rome, Thomas and Withrow had options to purchase shares of stock totaling 1,470,000, 680,000, 680,000 and 880,000, respectively.

Stock Option Plans

        We have outstanding stock options granted under our 2000 Stock Option Plan (the "2000 Plan") and our Amended and Restated 1993 Stock Option Plan (the "1993 Plan") for officers, directors and key employees. As of December 31, 2004, there were 3,416,000 options for shares of common stock reserved for future grants under the 2000 Plan. Effective with the approval of the 2000 Plan, no further grants will be made under the 1993 Plan. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions, including a change of control.

        We also have outstanding stock options granted under individual stock option agreements (the "Individual Option Agreements"). As of December 31, 2004 an aggregate of 1,181,954 options had been granted to executive officers under these Individual Option Agreements. These options had an exercise price equal to the market price, vested over three years, and expire ten years from the date of grant. An aggregate of 850,000 options were granted to executive officers as an inducement essential to the individuals entering into an employment contract with us. These options have an exercise price equal to market value on the date of grant, vest over three years, and expire ten years from the date of grant.

        We also expect to grant options to purchase approximately 800,000 shares of our common stock to employees shortly after completion of this offering.

2005 Restricted Stock Plan

        Our board of directors intends to adopt the Synagro Technologies, Inc. 2005 Restricted Stock Plan, which will become effective after the completion of this offering. We anticipate that this incentive plan will provide for grants of restricted stock awards to certain members of senior management and our board of directors. The purpose of the restricted stock plan will be to provide these individuals with additional incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility. Initially, we anticipate that grants of restricted stock would be made under this plan to senior management that hold options to purchase shares of our common stock. The value of such restricted stock grants would be approximately equal to the value of dividends payable on the common stock underlying the outstanding options held by a grantee.

        The following is a summary of the material terms of the restricted stock plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the complete copy of the restricted stock plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

        Administration.    The compensation committee of our board of directors will administer the restricted stock plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan.

        Available Shares.    A total of 3,500,000 shares of our common stock, representing approximately 4.9% of our outstanding common stock after the offering, will be available for issuance under the restricted stock plan. The number of shares available for issuance under the restricted stock plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

        Eligibility.    Directors, officers and employees of Synagro and its subsidiaries, as well as other individuals performing services for us, or to whom we have extended an offer of employment, will be eligible to receive grants under the restricted stock plan. In each case, the compensation committee will select the actual grantees.

        Restricted Stock Awards.    Under the restricted stock plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, that it determines in its discretion. Except as otherwise provided by the compensation committee, during such period of restriction, a participant shall have all of the rights of a holder of our common stock, including but not limited to the right to receive dividends and vote. In general, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its subsidiaries during any period of restriction, all shares of restricted stock on which the restrictions have not lapsed shall be immediately forfeited to the Company. If, however, the cessation occurs due to death, disability or retirement, the compensation committee may elect to provide that all restrictions on shares of restricted stock granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, the Company or its subsidiaries within one year after such change in control, all restrictions on shares of restricted stock granted to such participant shall lapse.

        Terms, Withholding Taxes and Transferability of All Awards.    The terms and conditions of each award made under the restricted stock plan will be set forth consistent with the plan in a written agreement with the grantee. Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon the grant of restricted stock in order to satisfy our withholding obligations in connection with any such grant.

        Unless the compensation committee determines otherwise, no award made under the restricted stock plan will be transferable while any restrictions are in effect other than by will or the laws of descent and distribution or to a grantee's family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

        Amendment and Termination of the Restricted Stock Plan.    The board may amend or terminate the restricted stock plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the restricted stock plan without the affected participant's consent. If not previously terminated by the board, the restricted stock plan will terminate on the tenth anniversary of its adoption.

Committees of the Board

Audit Committee

        The Audit Committee is currently comprised of Messrs. Ch'uan-k'ai Leung, Meredith and Tyler. The Audit Committee's primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the stockholders and others, the systems of internal controls which management and the Board of Directors have established, and the audit process. In doing so, it is the responsibility of the Audit Committee to provide an open avenue of communication between the Board of Directors, management and the independent auditors, as well as review the independence of the independent auditors, giving consideration to the range of audit and audit-related services. The Audit Committee has the sole authority to appoint and terminate the independent auditor. The Board of Directors has determined that Kenneth Ch'uan-k'ai Leung is an audit committee financial expert as described in Item 401(h) of Regulation S-K. In addition, the Board of Directors has determined that each member of the Audit Committee is financially literate and independent, as independence for audit committee members is defined in the listing standards for the NASD. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Compensation Committee

        The Compensation Committee is currently comprised of Messrs. Donnini, Meredith and Tyler. The purpose of the Compensation Committee is to have direct responsibility to (a) review and approve corporate goals and objectives relevant to senior executive compensation (including the Chief Executive Officer), evaluate senior management's performance in light of those goals and objectives, and determine and approve senior management's compensation level based on their evaluation and (b) make recommendations to the Board of Directors, as appropriate, with respect to non-senior management compensation, incentive-compensation plans and equity-based plans. A majority of the members on the Compensation Committee currently are independent.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is currently comprised of Messrs. Meredith and Tyler. The Nominating and Corporate Governance Committee does not have a charter, but operates under a policy adopted by resolution by the Board of Directors. The Nominating and Corporate Governance Committee is responsible for (a) identifying individuals qualified to serve on the Board of Directors, and recommending that the Board of Directors select director nominees to be considered for election at the Company's next annual meeting of stockholders or to be appointed by the Board of Directors to fill an existing or newly created vacancy on the Board of Directors, (b) identifying members of the Board of Directors to serve on which Board committee and to serve as chairman thereof and recommending each such member and chairman to the Board of Directors, (c) developing and revising as appropriate corporate governance guidelines applicable to the Company and recommending such guidelines or revisions to the Board of Directors, and (d) reviewing management organization and succession plans for the Chairman of the Board and the Chief Executive Officer. Although not required for controlled companies, the Board of Directors has determined that all members of the Nominating and Corporate Governance Committee currently are independent.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information regarding the beneficial ownership of our outstanding common stock as of May 12, 2005 and the anticipated beneficial ownership of our common stock following the consummation of the Transactions by:

  •
  each person who is known by us to own beneficially more than 5 percent of the outstanding shares of our common stock (assuming conversion of our outstanding preferred stock on May 31, 2005);

  •
  each member of our board of directors;

  •
  each of our named executive officers; and

  •
  all members of our board of directors and our executive officers as a group.

        Except as indicated in the footnotes to this table, each person has sole voting and investment power with respect to all shares attributable to such person. Unless otherwise specified, the address of the individuals below is c/o Synagro Technologies, Inc., 1800 Bering Drive, Suite 1000, Houston, Texas 77057.

	Shares Beneficially Owned Prior to this Offering				Shares Beneficially Owned After this Offering
			Number of Shares Being Sold in this Offering	Number of Shares Being Redeemed by Synagro
Name of Beneficial Owner	Number	Percent of Class(12)			Number of Shares	Percent of Class
5 Percent and Other Selling Stockholders:
GTCR Funds(1)	37,355,329	56.4%	20,367,506	—	16,987,823	23.1%
TCW/Crescent Funds(2)	4,337,957	6.6%	2,365,215	—	1,972,743	2.7%
Environmental Opportunities Fund, L.P.	1,250,000	1.9%	681,546	—	568,454	*
Directors and Executive Officers:
Ross M. Patten(3)	1,476,006	2.2%	—	801,498	674,508	*
Robert C. Boucher, Jr(4)	700,000	1.1%	—	381,666	318,334	*
J. Paul Withrow(5)	649,000		—	351,133	297,667	*
David A. Donnini(6)	37,355,329	56.4%	20,367,506	—	16,987,823	23.1%
Vincent J. Hemmer(6)	—	*	—	—	—	*
Kenneth Ch'uan-k'ai Leung(7)	1,370,123	2.1%	681,546	57,917	630,660	*
Gene Meredith(8)	107,411	*	—	48,750	58,661	*
George E. Sperzel(6)	—	*	—	—	—	*
Alfred Tyler, 2nd(9)	140,488	*	—	58,045	82,443	*
Mark A. Rome(10)	584,000	*	—	316,237	267,763	*
Alvin L. Thomas(11)	588,745	*	—	319,509	269,236	*
All directors and executive officers as a group (11 persons)	42,971,102	64.9%	21,049,052	2,334,755	19,587,295	26.7%

*
Less than 1%

(1)
Amounts shown in the table prior to the offering represent the conversion into common stock of the Series D and Series E convertible preferred stock (including accrued but unpaid dividends) held by the following entities, which we collectively refer to as the "GTCR Funds": (i) GTCR Fund VII, L.P., (ii) GTCR Capital Partners, L.P. and (iii) GTCR Co-Invest, L.P.

(2)
Amounts shown in the table prior to the offering represent the conversion into common stock of the Series E convertible preferred stock (including accrued but unpaid dividends) held by the following entities, which we collectively refer to as the "TCW/Crescent Funds," and which are indirectly controlled by TCW/Crescent Mezzanine, LLC, a registered investment adviser: (i) TCW/Crescent Mezzanine Partners II, L.P., (ii) TCW/Crescent Mezzanine Trust II, (iii) TCW Leveraged Income Trust, L.P., (iv) TCW Leveraged Income Trust II, L.P. and (v) TCW Leveraged Income Trust IV, L.P. The address of the TCW/Crescent Funds is c/o TCW/Crescent Mezzanine, LLC, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(3)
Includes 1,470,000 shares of common stock underlying vested stock options.

(4)
Includes 700,000 shares of common stock underlying vested stock options.

(5)
Includes 644,000 shares of common stock underlying vested stock options.

(6)
Each of Messrs. Donnini, Hemmer and Sperzel are principals and/or members of GTCR. Accordingly, such individuals may be deemed to beneficially own the interests owned by the GTCR Funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for each of Messrs. Donnini, Hemmer and Sperzel is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(7)
Includes: (i) 1,250,000 shares of common stock held by Environmental Opportunities Fund, L.P., of which Mr. Leung is the chief investment officer, (ii) 13,900 shares of common stock held by Mr. Leung; and (iii) 106,223 shares of common stock underlying vested stock options. The address for Mr. Leung is c/o Environmental Opportunities Fund, L.P., 126 East 56th Street, 24th Floor, New York, New York 10022.

(8)
Includes 107,411 shares of common stock underlying vested options.

(9)
Includes 106,458 shares of common stock underlying vested options.

(10)
Includes 580,000 shares of common stock underlying vested stock options. As of April 15, 2005, Mr. Rome is no longer employed by the Company.

(11)
Includes 586,000 shares of common stock underlying vested stock options.

(12)
Applicable percentage of ownership is based on 66,206,499 shares outstanding (including 20,231,121 shares of common stock and 41,693,286 shares of common stock assuming conversion of outstanding preferred stock) before the offering and 71,448,217 shares of common stock outstanding after the offering, plus, in the case of each holder, any presently exercisable options held by such holder and options which will become exercisable within 60 days after such date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Leases with Stockholder

        We maintain one lease with an affiliate of one of our stockholders. The lease has an initial term through December 31, 2013. Rental payments made under the lease in 2002, 2003 and 2004 totaled approximately $110,000 for each year. Until July 31, 2004 we maintained another lease with an affiliate of one of our stockholders. Rental payments made under this lease in 2002 and 2003 totaled approximately $97,000 for each year. We believe the terms of these arrangements are at least as favorable to us as would be available from an unaffiliated party.

Professional Services Agreement

        In connection with the initial issuance of convertible preferred stock to GTCR under the Purchase Agreement dated January 27, 2000, we entered into a Professional Services Agreement with GTCR in which GTCR agreed to provide certain management and financial services for us. As consideration for such services, we agreed that at the time of any purchase of convertible preferred stock under the Purchase Agreement we would pay GTCR a placement fee equal to 0.5 percent of the amount paid to us in connection with such purchase. The Professional Services Agreement will continue in effect until such time as GTCR Funds cease to own at least 25 percent of the convertible preferred stock issued under the preferred stock purchase agreement. We have not made any payments to GTCR under this agreement in the last three years. The Professional Services Agreement will automatically terminate as a result of the conversion of all of our shares of preferred stock into shares of our common stock upon completion of this offering.

Existing Credit Facility

        In May 2002, we entered into a senior credit facility with Bank of America, N.A., and certain other lenders to fund working capital for acquisitions, to refinance existing debt, to provide working capital for operations, to fund capital expenditures and for other general corporate purposes. Bank of America, N.A., is an affiliate of Banc of America Securities LLC, one of the underwriters of this offering. Affiliates of Banc of America Securities LLC will receive a portion of the proceeds from this offering to repay amounts outstanding under the existing credit facility. See "Use of Proceeds" and "Description of Certain Indebtedness—Existing Credit Facility."

Proceeds From 9 1/2% Notes

        Proceeds from the sale of $150 million aggregate principal amount of 9 1/2% notes were used to repay and refinance existing indebtedness under our previous credit facility described above, and our subordinated debt. Affiliates of the GTCR Funds and the TCW Funds, our preferred stockholders, were participating lenders under such subordinated debt, and as such, they received the portion of the proceeds from the sale of the 9 1/2% notes that were used to retire all amounts outstanding under the subordinated debt, approximately $26.4 million each.

Underwriting Arrangements

        One of our directors, Kenneth Ch'uan-K'ai Leung, is a managing director at Sanders Morris Harris, Inc. Sanders Morris Harris will be acting as an underwriter of this offering. In its role as an underwriter, Sanders Morris Harris will receive fees of approximately $600,000 upon completion of this offering.

Environmental Opportunities Fund Registration Rights Agreement

        On March 31, 1998, we entered into a registration rights agreement with Environmental Opportunities Fund, L.P., or EOF, and Environmental Opportunities Fund (Cayman), L.P., in connection with a subscription agreement between the same parties. EOF is currently one of our principal stockholders. Under this agreement, for a five-year period, EOF may demand that we prepare and file a registration statement under the Securities Act registering the resale of the registrable securities held by EOF. Additionally, EOF is entitled to request the inclusion of its registrable securities in any registration statement at our expense whenever we propose to register for sale for cash any of our equity securities (excluding registrations on Form S-8 or S-4 or comparable successor forms). EOF is selling a portion of its registrable securities in this offering pursuant to the exercise of its registration rights under this agreement.

GTCR Funds and TCW/Crescent Lenders Registration Agreement

        On August 14, 2000, we entered into an amended and restated registration agreement with GTCR Fund VII, L.P., GTCR Co-Invest, L.P., and GTCR Capital, or collectively referred to as the "GTCR Funds", and the TCW/Crescent Lenders, together with the GTCR Funds, the Investors. The GTCR Funds are affiliates of GTCR, our majority stockholder. Pursuant to this agreement, the holders of a majority of the Investors' registrable securities have the right at any time, subject to certain conditions, to require us to register any or all of their securities at our expense under the Securities Act on Form S-1, which we refer to as a "long-form registration" or on Form S-2 or S-3, which we refer to as a "short form registration," each a "demand registration". We are not required to effect any such long-form registration 90 days after the effective date of a previous long-form registration or a previous registration in which the holders of registrable securities were given piggyback rights thereunder. In addition, the Investors are each entitled to request the inclusion of their registrable securities in any registration statement at our expense whenever we register any offering of our securities under the Securities Act (other than pursuant to a demand registration or in connection with registrations on Form S-4 or S-8 (or such successor forms)). The GTCR Funds and the TCW/Crescent Lenders are selling a portion of their respective securities in this offering pursuant to the exercise of their registration rights under this agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Existing Credit Facility

        The existing credit facility provides for an aggregate principal amount of up to $165.0 million and is comprised of:

  •
  a senior secured term loan facility in an aggregate principal amount of up to $70.0 million; and

  •
  a senior secured revolving credit facility in an aggregate principal amount of up to $95.0 million (up to $50.0 million of this facility is available for swing loans and for the issuance of letters of credits).

        As of March 31, 2005, $28.5 million was outstanding under the existing credit facility. We will repay all amounts outstanding under the existing credit facility with the proceeds that we receive from this offering and the new credit facility.

The 9 1/2% Notes

        In April 2002, Synagro issued $150.0 million of its 9 1/2% senior subordinated notes due in 2009. In conjunction with this offering, we intend to repurchase all of the 9 1/2% notes with the proceeds that we receive from this offering and/or borrowings under the new credit facility.

        The tender offer for all of the 9 1/2% notes is conditioned upon receipt of the related requisite consents from note holders and the execution of the supplemental indenture. Notes not purchased pursuant to the tender offer will remain outstanding. If the proposed amendments to the indenture governing the 9 1/2% notes become operative, substantially all of the restrictive covenants, certain of the events of default provisions and certain other provisions contained in the indenture will be eliminated or modified and non-tendering holders will no longer be entitled to the benefits of such provisions.

The New Credit Facility

        On April 29, 2005, Synagro entered into a $305.0 million secured credit facility with a syndicate of financial institutions, including Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Lehman Commercial Paper Inc., as Syndication Agent, the Lenders from time to time party thereto, and CIBC World Markets Corp., as Documentation Agent. The closing of the new credit facility is contingent upon and will coincide with the closing of this equity offering, the tender offer for our 9 1/2% notes, and certain other conditions precedent.

        The new credit facility will be comprised of (i) a senior secured revolving credit facility of up to $95.0 million, which we refer to as the "new revolver," (ii) a senior secured term loan facility in an aggregate principal amount of $180.0 million, which we refer to as the "new term loan" and (iii) a delayed draw senior secured term loan facility in a principal amount of $30.0 million, which we refer to as the "delayed draw term loan."

        The new revolver will have a 5-year maturity and the new term loan facility and the delayed draw term loan facility will have a 7-year maturity.

        The new credit facility will have several features similar to credit facilities of this nature, including but not limited to:

        Interest Rate and Fees.    Borrowings under the new term loan and the delayed term loan will bear interest at the Eurodollar Rate plus 2.25% per annum or at the Base Rate plus 1.25 per annum. The new revolver will bear interest based on a pricing grid at the Eurodollar Rate plus an applicable margin, from 1.75% to 2.75% depending on leverage or at the Base Rate plus an applicable margin, from 0.75% to 1.75%, depending on leverage. The new revolver will also provide payment to the lenders of a commitment fee on any unused commitments equal to 0.5% per annum or 0.375 if the leverage ratio is below 2.25 to 1.0.

Moreover, the delayed draw term loan facility will also provide for payment to the lenders of a commitment fee on any unused commitments equal to 0.5% per annum.

        Mandatory Prepayments.    The new credit facility will provide for mandatory prepayments in connection with debt issuances, asset sales, casualty proceeds, condemnation awards and excess cash flows.

        Covenants.    The new credit facility will require that we meet certain financial covenants, including, without limitation, a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. Our coverage ratio and fixed charge ratio will be required to be equal to or greater than 3.5 to 1.0, and 1.65 to 1.0, respectively. Our leverage ratio will be required to be lower than (i) 4.5 to 1.0 at closing; (ii) 4.25 to 1.0 from the quarter ended March 31, 2007 until September 30, 2007; and (iii) 4.0 to 1.0 thereafter. Our new credit facility will also contain customary covenants and restrictions, including, among others, limitations or prohibitions on acquisitions, declaring and paying dividends and other distributions, redeeming and repurchasing our indebtedness, loans and investments, additional indebtedness, liens, guarantees, recapitalizations, mergers, asset sales and transactions with affiliates.

        Permitted Distributions.    Under our new credit facility, dividends are restricted as follows:

  •
  we may use all of our cash available to pay dividends but we may not in general pay dividends in excess of such amounts. We define "cash available to pay dividends" as Adjusted EBITDA for the period commencing on the first day of the first full fiscal quarter after the closing of the offering and ending on the last day of the last fiscal quarter, less debt service on non-recourse bonds plus cash gains from asset sales outside the ordinary course of business plus extraordinary or non-recurring gains minus (to the extent not deducted in the determination of Adjusted EBITDA less debt service on non-recourse bonds) cash interest expense (excluding interest on non-recourse bonds), cash income tax expense, base business capital expenditures (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances, asset dispositions or certain growth capital expenditures to be agreed), non-recurring fees, cash payments for permitted acquisitions (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances, asset dispositions of distributable cash not used to pay dividends), permitted investments (other than certain exempt investments), adjustments in computing Consolidated EBITDA, as defined in the new credit facility, cash earn-out payments and specified repayments of our indebtedness (but excluding payments of non-recourse bonds);

  •
  we may only pay dividends if our interest coverage ratio and fixed charge ratio (all of which are calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of any fiscal quarter for which internal financial statements are available are equal to or greater than 3.5 to 1.0 and 1.65 to 1.0 (2.0 to 1.0 from the fiscal quarter ended March 31, 2006 and thereafter), respectively;

  •
  we may only pay dividends if our leverage ratio (calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of any fiscal quarter for which internal financial statements are available are not greater than 4.5 to 1.0 (4.25 to 1.0 from the fiscal quarter ended March 31, 2007 through September 30, 2007, and 4.0 to 1.0 from the fiscal quarter ended December 31, 2007 and thereafter); and

  •
  we may not pay any dividends if any default or an event of default under the new credit facility has occurred and is continuing.

        Guarantees.    The new credit facility will be guaranteed on a senior secured basis by Synagro, all of its direct and indirect domestic subsidiaries and by each direct or indirect non-U.S. subsidiary (other than subsidiaries with nonrecourse debt, subsidiaries to be merged, liquidated or dissolved or foreign subsidiaries, if any) of Synagro.

        Collateral.    We will give to the administrative agent on behalf of each lender a security interest in collateral consisting of, without limitation, a pledge of all present and future shares of capital stock of Synagro and all domestic subsidiaries, 65% of all present and future voting stock of first tier foreign subsidiaries, and all present and future assets and intercompany debt and all proceeds and products of their property and assets.

        Events of Default.    The new credit facility will specify certain customary events of default, including but not limited to, failure to pay principal, interest or fees when due (after grace periods, if any), and material inaccuracy of any representation or warranty, material cross default, insolvency, bankruptcy and dissolution events, material judgments, ERISA events, change of control, invalidity of guarantee, mergers, consolidations, liquidations or dissolutions.

Other Indebtedness

        Baltimore Project Bonds.    In 1996, the Maryland Energy Financing Administration, or the "Administration," issued the Nonrecourse Project Revenue Bonds in the aggregate amount of $58,550,000. The Administration loaned the proceeds of the Nonrecourse Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now our wholly owned subsidiary and known as Synagro-Baltimore L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Nonrecourse Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. We assumed all obligations associated with the Nonrecourse Project Revenue Bonds in connection with our acquisition of Bio Gro in 2000. Maryland Project Revenue Bonds in the aggregate amount of $17.2 million have already been paid, and the remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.75 percent and 6.45 percent and mature on dates between December 1, 2004 and December 1, 2016.

        The Nonrecourse Project Revenue Bonds are primarily secured by the pledge of revenues and assets related to our Back River and Patapsco thermal facilities. The underlying service contracts between us and the City of Baltimore obligated us to design, construct and operate the thermal facilities and obligated the City to deliver biosolids for processing at the thermal facilities. The City makes all payments under the service contracts directly to a trustee for the purpose of paying the Nonrecourse Project Revenue Bonds.

        At our option, we may cause the redemption of the Nonrecourse Project Revenue Bonds at any time on or after December 1, 2006, subject to redemption prices specified in the loan agreement. The Nonrecourse Project Revenue Bonds will be redeemed at any time upon the occurrence of certain extraordinary conditions, as defined in the loan agreement.

        Synagro-Baltimore L.L.C., one of our wholly owned subsidiaries, guarantees the performance of services under the underlying service agreements with the City of Baltimore. Under the terms of Bio Gro acquisition agreement, Waste Management, Inc. also guarantees the performance of services under those service agreements. We have agreed to pay Waste Management $500,000 per year beginning in 2007 until the Nonrecourse Project Revenue Bonds are paid or its guarantee is removed. Neither Synagro-Baltimore L.L.C. nor Waste Management has guaranteed payment of the Nonrecourse Project Revenue Bonds or the loan funded by the Nonrecourse Project Revenue Bonds.

        The loan agreement, based on the terms of the related indenture, requires that we place certain monies in restricted fund accounts and that those funds be used for various designated purposes (e.g., debt service reserve funds, bond funds, etc.). Monies in these funds will remain restricted until the Nonrecourse Project Revenue Bonds are paid.

        At March 31, 2005, the Nonrecourse Project Revenue Bonds were secured by property, machinery and equipment with a net book value of approximately $53.7 million and restricted cash of approximately

$7.7 million, of which approximately $6.3 million is in a debt service fund that is established to partially secure certain payments and can be utilized to make the final payment at our request.

        Sacramento Project Bonds.    In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $20.9 million (net of original issue discount of $0.4 million). The nonrecourse revenue bonds consist of $19.7 million (net of original issue discount of $0.4 million) Series 2002-A and $1.2 million (net of original issue discount of $9,000) Series 2002-B (collectively, the "Sacramento Bonds"). The Authority loaned the proceeds of the Sacramento Bonds to Sacramento Project Finance, Inc., one of our wholly owned subsidiaries, pursuant to a loan agreement dated December 1, 2002. The purpose of the loan is to finance the design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District. The Sacramento Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006, and December 1, 2024. This facility commenced operations in the fourth quarter of 2004.

        The Sacramento Bonds are primarily collateralized by the pledge of certain future revenues and all of the property of Sacramento Project Finance, Inc. The facility will be owned by Sacramento Project Finance, Inc. and leased to Synagro Organic Fertilizer Company of Sacramento, Inc., another of our wholly owned subsidiaries. Synagro Organic Fertilizer Company of Sacramento, Inc. will be obligated under a lease agreement dated December 1, 2002, to pay base rent to Sacramento Project Finance, Inc. in an amount exceeding the debt service of the Sacramento Bonds. The facility will be located on property owned by the Sacramento Regional County Sanitation District ("Sanitation District"). The Sanitation District will provide the principal source of revenues to Synagro Organic Fertilizer Company of Sacramento, Inc. through a service fee under a contract that has been executed.

        At our option, we may cause the early redemption of some Sacramento Bonds subject to redemption prices specified in the loan agreement.

        The loan agreement requires that Sacramento Project Finance, Inc. place certain monies in restricted accounts and that those funds be used for designated purposes (e.g., operation and maintenance expense account, reserve requirement accounts, etc.). Monies in these funds will remain restricted until the Sacramento Bonds are paid.

        At March 31, 2005, the Sacramento Bonds are partially collateralized by restricted cash of approximately $2.1 million, of which approximately $1.7 million is in a debt service fund that is established to secure certain payments and can be utilized to make the final payment at our request, and the remainder is reserved for construction costs. We are not a guarantor of the Sacramento Bonds or the loan funded by the Sacramento Bonds.

        The Maryland Project Revenue Bonds and the Sacramento Bonds will be excluded from the financial covenant calculations under the new credit facility.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our authorized capital stock consists of:

  •
  100,000,000 shares of common stock, par value $0.002 per share; and

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  10,000,000 shares of preferred stock, par value $0.002 per share.

        After this offering, we estimate that there will be approximately 71,448,217 shares of our common stock outstanding and no shares of our Class D preferred stock or our Class E preferred stock shall remain outstanding.

Common Stock

        All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

        Dividends.    Holders of shares of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. The initial dividend rate is expected to be equal to approximately $0.40 per share of common stock per annum. See "Dividend Policy and Restrictions" for a complete description of the dividends we expect to declare on our shares of common stock.

        Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

        Voting Rights.    Shares of our common stock carry one vote per share. Holders of shares of our common stock have no cumulative voting rights.

        Other Rights.    Holders of shares of our common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, in one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the General Corporation Law of the State of Delaware, or DGCL. The issuance of shares of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.

        Series D Redeemable Preferred Stock.    We have authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, we issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to our common stock or any other of our equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. Immediately prior to the closing of this offering, holders of our Series D Preferred Stock will convert all of their preferred shares (including accrued but unpaid dividends) into approximately 14,954,849 shares of our existing common stock, approximately 55% percent of which will be sold in this offering.

        Series E Redeemable Preferred Stock.    We have authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,497.183 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 7,261.504 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to our common stock and any other of our equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. Immediately prior to the closing of this offering, holders of our Series E Redeemable Preferred Stock will convert all of their preferred shares (including accrued but unpaid dividends) into approximately 26,738,438 shares of our existing common stock, approximately 55% percent of which will be sold in this offering.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

        Provisions of Delaware law and our restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Delaware Anti-Takeover Statute.    We are subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL, an anti-takeover statute. In general Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

        Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders.    Our organizational documents permit stockholder action by written consent so long as such action is approved by a majority of the "continuing directors." For purposes of the restated certificate of incorporation, a "continuing director" is:

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  any member of the board of directors who (A) is not an interested stockholder and (B) was a member of the board of directors prior to the time that an interested stockholder became and interested stockholder; and

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  any person who is elected or nominated to succeed a continuing director, or to join the board of directors, by a majority of the continuing directors.

Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, by the chairman of the board of directors or by stockholders owning not less than 10% of the voting power of all outstanding shares of voting stock.

        Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Supermajority Provisions.    In order to insure that the substantive provisions set forth in the restated certificate of incorporation are not circumvented by the amendment of such restated certificate of incorporation pursuant to a vote of a majority of the voting power of our outstanding shares, the restated certificate of incorporation also provides that any amendment, change or repeal of the provisions contained in the restated certificate of incorporation with respect to:

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  our capitalization;

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  amendment of the bylaws;

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  determination by the board of the number of directors;

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  filling vacancies on the board of directors;

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  the requirement that stockholder action be taken at an annual or special meeting;

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  requirements with respect to appraisal rights for stockholders; or

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  the amendment of the provision imposing such supermajority requirement for amendment of the restated certificate of incorporation,

shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of voting stock, including, in any instance where the repeal or amendment is proposed by an interested stockholder or its affiliate or associate, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock held by persons other than such interested stockholder or its affiliates or associates. However, only the affirmative vote of the majority of the voting power of all outstanding shares of voting stock is required if the amendment of any of the foregoing provisions is approved by a majority of the continuing directors (as defined above).

        The restated certificate of incorporation permits the board of directors to adopt, amend or repeal any or all of our bylaws without stockholder action and provide that such bylaws may also be adopted, amended or repealed by its stockholders, but only if approved by holders of 66 2/3% or more of the voting power of all outstanding shares of voting stock, including in any instance in which the alteration is proposed by an interested stockholder or by affiliates or associate of any interested stockholder, the affirmative vote of the holders of at least a majority of voting power of all outstanding shares of voting stock held by persons other than the interested stockholder who proposed such action. However, the only stockholder vote required if the modification is approved by a majority of the continuing directors is the affirmative vote of the majority of the voting power of all outstanding shares of voting stock.

Listing

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "SYGR." Our common stock has also been approved for listing on the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx), subject to official notice of issuance.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is LaSalle Bank, NA.

Rights Plan

        On December 23, 1996 our board of directors adopted a Shareholders Rights Plan (the "Rights Plan"). Pursuant to the Rights Plan, each shareholder of record at the close of business on January 10, 1997 received one Series A Preferred Share Purchase Right (a "Right") for each outstanding share of common stock held.

        Except as described below, each Right when exercisable, entitles the registered holder to purchase one one-thousandth (1/1,000th) of a share of Preferred Stock—Junior Participating Series A, par value $.002 per share (the "Series A preferred stock"), at a price of $10.00 per one one-thousandth (1/1,000th) share (the "Purchase Price"), subject to adjustment.

Transfer and Separation

        The Rights are not exercisable until the Distribution Date (as defined below). Accordingly, the Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with our common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock outstanding as of the Record Date, even without such notation or a copy of this summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

        As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. As of and after the Distribution Date, the Rights shall be evidenced solely by Right Certificates and may be transferred by the transfer of the Right Certificate separately and apart from any transfer of one or more shares of common stock.

Distribution Date

        The term "Distribution Date" means the earlier of:

  (i)
  the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding shares of common stock, other than pursuant to a Qualifying Tender Offer (defined below); or

  (ii)
  the close of business on the tenth Business Day (or such later date as may be determined by action of our Board of Directors) after the date of the commencement or the announcement of the intention to commence by any person or group (other than certain exempt persons) of a tender offer or exchange offer upon the successful completion of which such person or group would be the beneficial owner of 15% or more of our then outstanding common stock, regardless of whether any shares are actually purchased pursuant to such offer.

        A person or group is generally not considered an "Acquiring Person," if either the beneficial ownership of its common stock that would otherwise cause it to be an Acquiring Person was acquired in a transaction or series of transactions approved in advance by our board of directors, or the board of directors determines in good faith that the person who would otherwise be an Acquiring Person has become such inadvertently and such person divests as promptly as practicable a sufficient number of our shares of common stock so that the person would no longer beneficially own 15% or more of the outstanding common stock.

        A "Qualifying Tender Offer" means a tender offer or exchange offer that a majority of the members of the board of directors determine to be at a fair price and otherwise in the best interests of Synagro and its shareholders.

Exercise

        Until the Distribution Date, the Rights are not exercisable. However, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, and subject to our right to redeem the Rights, each holder of a Right (other than an Acquiring Person), will thereafter have the right to receive upon exercise a number of one one thousandths (1/1,000ths) of a share of preferred stock determined by dividing the Purchase Price (subject to adjustment) by 50% of the current market price of the common stock on the date a person becomes an Acquiring Person. Because of the nature of the voting, dividend, and liquidation rights of the preferred stock, the value of each one one-thousandth (1/1,000th) interest in a share of preferred stock purchasable upon exercise of each Right should approximate the value of one share of common stock. It is therefore anticipated (although there can be no assurance) that the value of the preferred stock purchased upon exercise of the Rights will be approximately twice the exercise price paid.

        If the Rights are not redeemed as described below and in the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        Following the occurrence of any of the events set forth in the preceding two paragraphs any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void. While the distribution of the Rights will not be taxable to shareholders or to us, shareholders may recognize taxable income upon the occurrence of subsequent events—for example, upon the Rights becoming exercisable with respect to an acquiror's stock, whether or not exercised. Holders of the Rights should consult with their tax advisors in the event any such subsequent event occurs.

        The Rights will expire on December 31, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended by us or unless the Rights are earlier redeemed or exchanged by us, as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

Redemption

        At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the board of directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange

        At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

The Preferred Stock

        Each share of preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock, but in no event shall they receive less than $1,000 per share. Each share of preferred stock will have 1,000 votes, voting together with the common stock, except as otherwise provided by law. Finally, in the event of any merger, consolidation, or other transaction in which common stock are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. The shares of preferred stock purchasable under the Plan will not be redeemable.

Antidilution

        The Purchase Price payable, the number of Rights, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the preferred stock or the common stock, or a reverse split of the outstanding shares of preferred stock or the common stock.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. We may, but are not required to, issue fractional Rights or fractional preferred stock (other than fractions which are integral multiples of one one-thousandth (1/1,000th) of a share of preferred stock), which may, at our election, be evidenced by depositary receipts. In lieu thereof, an adjustment in cash will be made based upon the market price of the common stock on the last trading day prior to the date of exercise.

Amendments of Rights Plan

        Prior to the Distribution Date, we may supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights. From and after the Distribution Date, we may supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order (a) to cure any ambiguity, (b) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision therein, (c) to shorten or lengthen any time period thereunder or (d) to change or supplement the provisions thereof in any manner which we may deem necessary or desirable and which does not adversely affect the interests of the holders of Right Certificates (other than Acquiring Person or an Affiliate or Associate of an Acquiring Person). Notwithstanding the foregoing, no supplement or amendment pursuant to clause (c) may lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the Rights.

Certain Determinations

        The Rights Agreement prohibits the making of certain determinations and actions by the board of directors unless at the time of such determinations there are then in office not less than three Continuing Directors (as defined below) and the determination or action in question is also approved by a majority of the Continuing Directors then in office. These determinations and actions include: (i) determining that a tender offer or exchange offer is a Qualifying Tender Offer; (ii) extending the Distribution Date following the commencement or announcement of a tender offer or exchange offer; (iii) determining that a person became an Acquiring Person inadvertently; (iv) redeeming of the Rights; (v) exchanging the Rights for common stock; (vi) valuing certain securities or assets other than the common stock and preferred stock; and (vii) amending or supplementing the Rights Agreement.

        A "Continuing Director" means any member of the board of directors who is not an Acquiring Person or an affiliate or associate of an Acquiring Person, and who either (i) was a member of the board of directors prior to the time that any person became an Acquiring Person (other than pursuant to a Qualifying Tender Offer), or (ii) subsequently became a member of the board of directors, and whose nomination for election or election to the board of directors was recommended or approved by the board of directors when there are then in office at least three Continuing Directors and such nomination for election or election was recommended or approved by a majority of the Continuing Directors then on the board of directors.

Certain Effects of the Rights

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned (or that were owned) by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the board of directors because, if the Rights would become exercisable as a result of such merger or other business combination, the board of directors may, at its option prior to time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering, 71,448,217 shares of our common stock will be outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, our existing equity investors will own 19,529,020 shares of common stock representing an aggregate 26.6% ownership interest in us after the offering (or 14,588,308 shares of common stock representing 20.7% aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).

        If permitted under our new credit facility, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Stock Options

        We filed a registration statement in October 2004 on Form S-8 under the Securities Act to register approximately 10,700,000 shares of common stock issuable under our stock plans. Shares issued under our stock plans are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

2005 Restricted Stock Plan

        Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register common stock reserved for issuance under our 2005 Restricted Stock Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below. We expect that the registration statement on Form S-8 will cover 3,500,000 shares.

Lock-Up Arrangements

        We, our executive officers and directors, certain of our stockholders and the existing equity investors have agreed to a 90-day "lock-up," subject to certain exceptions, with respect to all shares of our common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities, which we may issue or they may own prior to this offering or purchase in or after this offering, as the case may be. This means that for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock; and

  •
  the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a beneficial owner of our common stock other than:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

  •
  a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion does not consider:

  •
  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

  •
  any state, local or foreign tax consequences;

  •
  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

  •
  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle, "hedge" or "conversion transaction;" or

  •
  a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of the Code (generally property held for investments).

        The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

        We anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See "—Gain on Disposition of Common Stock." The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or (if certain tax treaties apply) are attributable to a permanent establishment or fixed base in the United States, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, Non-U.S. Holders must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. Under these Treasury Regulations, in the case of common stock held by a foreign intermediary (other than a "qualified intermediary") or a foreign partnership (other than a "withholding foreign partnership"), the foregoing intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is U.S. trade or business income;

  •
  the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

        A Non-U.S. Holder that is an individual described in the first bullet above will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is an individual described in the second bullet above will be subject to a flat

30% tax on any gain derived from the sale, exchange or other disposition which may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). A Non-U.S. Holder that is a corporation described in the first bullet above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "United States real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for U.S. federal income tax purposes in the future.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

        U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding under current U.S. Treasury regulations.

UNDERWRITING

        Synagro Technologies, Inc. and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
Lehman Brothers Inc.
CIBC World Markets Corp.
Raymond James & Associates, Inc.
Sanders Morris Harris, Inc

Total	32,938,076

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $    per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $    per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    We and the selling stockholders have granted the underwriters an over-allotment option to buy up to additional 4,940,711 shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Availability of Prospectus Online.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering or on the netroadshow.com website. One or more of these underwriters may distribute prospectuses electronically in Adobe PDF format. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $1.6 million.

	No Exercise	Paid by Us Full Exercise
Per Share	$	$
Total	$	$

        Listing.    Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "SYGR." Our common stock has also been approved for listing on the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx), subject to official notice of issuance.

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq SmallCap Market, Pacific Exchange, Archipelago Exchange, in the over-the-counter market or otherwise.

        Passive Market Making.    In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common shares on the Nasdaq Market, Pacific Exchange or Archipelago Exchange in accordance with Rule 103 of Regulation M promulgated under the Exchange Act during the period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

        Lock-up Agreements.    We, our executive officers and directors, certain of our stockholders and the existing equity investors have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc. for a period of 90 days from the date of this prospectus related to this offering. This consent may be given at any time without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of the persons who have executed lock-up agreements as described above has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc.

        Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Banc of America Securities LLC are lenders under our existing credit facility and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the existing credit facility. Concurrently with the closing of this offering, we will enter into a new senior secured credit facility with a syndicate of financial institutions, including affiliates of Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp.

        One of our directors, Kenneth Ch'uan-K'ai Leung, is a managing director at Sanders Morris Harris. Sanders Morris Harris will be acting as an underwriter of this offering. In its role as an underwriter, Sanders Morris Harris will receive fees of approximately $600,000 upon completion of this offering.

        Immediately following the completion of this offering, we will repurchase all of our outstanding 9 1/2% notes. Banc of America Securities LLC and Lehman Brothers Inc. are the dealer managers for the tender offer and the solicitation agents for the related consent solicitation. We will pay Banc of America Securities LLC and Lehman Brothers Inc. customary fees for their services as dealer managers and solicitation agents and reimburse them for their reasonable out-of-pocket expenses in connection therewith.

        Selling Restrictions.    The underwriters have acknowledged and agreed that the shares have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except that the underwriters may offer and sell such shares (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As used in this paragraph, "resident of Japan" means any person residing in Japan including any corporation or other entity organized under the laws of Japan.

        Each of the underwriters severally represents and agrees that:

  •
  it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Synagro; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d'investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L.411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and/or limited partners in a general partnership that is an investor in GTCR Co-Invest, L.P., each of which owns equity interests in the issuer. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR Golder Rauner, LLC and certain of its affiliates in connection with certain legal matters. The underwriters are represented by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Synagro Technologies, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

        We file annual and quarterly reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to the public from commercial document retrieval services and at the SEC's web site (http://www.sec.gov).

        You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Synagro Technologies, Inc.
1800 Bering Drive
Suite 1000
Houston, Texas 77057
(713) 369-1700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Synagro Technologies, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Synagro Technologies, Inc. and its subsidiaries (the "Company") at December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations."

        As discussed in Note 20 to the consolidated financial statements, the Company restated its previously issued consolidated financial statements for the years ended December 31, 2003 and 2002.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
March 16, 2005

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	December 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$326	$206
Restricted cash	655	1,410
Accounts receivable, net	63,891	59,581
Costs and estimated earnings in excess of billings	8,099	864
Prepaid expenses and other current assets	11,793	10,318

Total current assets	84,764	72,379
Property, machinery & equipment, net	225,541	213,697
Other Assets:
Costs and estimated earnings in excess of billings	4,704	—
Restricted cash—construction fund	1,988	12,184
Restricted cash—debt service fund	7,287	7,275
Goodwill	171,855	171,051
Other, net	14,645	14,091

Total assets	$510,784	$490,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short term debt	$4,000	$—
Current maturities of long-term debt	848	955
Current maturities of nonrecourse project revenue bonds	3,300	2,570
Current maturities of capital lease obligations	3,028	2,678
Accounts payable	39,397	26,519
Accrued expenses	23,272	19,140

Total current liabilities	73,845	51,862
Long-Term Debt:
Long-term debt obligations, net	178,453	194,084
Nonrecourse project revenue bonds, net	59,028	62,301
Capital lease obligations, net	11,318	12,748

Total long-term debt	248,799	269,133
Other long-term liabilities	24,289	19,361

Total liabilities	346,933	340,356
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	95,126	86,299
Stockholders' Equity:
Preferred stock, $.002 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.002 par value, 100,000,000 shares authorized, 19,809,621 and 19,775,821 shares issued and outstanding, in 2004 and 2003, respectively	40	40
Additional paid in capital	73,358	82,113
Accumulated deficit	(3,875)	(16,829)
Accumulated other comprehensive loss	(798)	(1,302)

Total stockholders' equity	68,725	64,022

Total liabilities and stockholders' equity	$510,784	$490,677

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except for share and per share data)

	Year Ended December 31,
	2004	2003	2002
Revenue	$325,864	$298,552	$272,628
Cost of services	258,042	234,451	201,880

Gross profit	67,822	64,101	70,748
Selling, general and administrative expenses	24,346	26,070	22,935
(Gain) loss on sale of assets	(854)	7	(244)
Reorganization costs	—	1,169	905
Special charges, net	320	—	—
Amortization of intangibles	126	450	108

Income from operations	43,884	36,405	47,044

Other expense:
Other expense, net	37	70	5,698
Interest expense, net	22,247	23,356	23,498

Total other expense, net	22,284	23,426	29,196

Income before provision for income taxes	21,600	12,979	17,848
Provision for income taxes	8,646	5,225	6,784

Net income before cumulative effect of change in accounting for asset retirement obligations and preferred stock dividends	12,954	7,754	11,064
Cumulative effect of change in accounting for asset retirement obligations, net of tax benefit of $292	—	476	—

Net income before preferred stock dividends	12,954	7,278	11,064
Preferred stock dividends	8,827	8,209	7,659

Net income (loss) applicable to common stock	$4,127	$(931)	$3,405

Earnings (loss) per share:
Basic—
Earnings (loss) per share before cumulative effect of change in accounting for asset retirement obligations	$0.21	$(0.03)	$0.17
Cumulative effect of change in accounting for asset retirement obligations	—	(0.02)	—

Earnings (loss) per share	$0.21	$(0.05)	$0.17

Diluted—
Earnings (loss) per share before cumulative effect of change in accounting for asset retirement obligations	$0.21	$(0.03)	$0.17
Cumulative effect of change in accounting for asset retirement obligations	—	(0.02)	—

Net earnings (loss) per share	$0.21	$(0.05)	$0.17

Weighted average shares:
Weighted average shares outstanding for basic and diluted earnings per share	19,777,041	19,775,821	19,627,132

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

for the Years Ended December 31, 2004, 2003 and 2002

(in thousands except share data)

	Common stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Accumulated Deficit			Comprehensive Income
	Shares	Amount				Total
BALANCE, January 1, 2002	19,476,781	$39	$97,982	$(35,171)	$(2,310)	$60,540
Change in other comprehensive income	—	—	—	—	504	504	$504
Preferred stock dividends	—	—	(7,659)	—	—	(7,659)	—
Exercise of options and warrants	299,040	1	(1)	—	—	—	—
Net income before preferred stock dividends	—	—	—	11,064	—	11,064	11,064

BALANCE, December 31, 2002	19,775,821	40	90,322	(24,107)	(1,806)	64,449	$11,568

Change in other comprehensive income	—	—	—	—	504	504	$504
Preferred stock dividends	—	—	(8,209)	—	—	(8,209)	—
Net income before preferred stock dividends	—	—	—	7,278	—	7,278	7,278

BALANCE, December 31, 2003	19,775,821	40	82,113	(16,829)	(1,302)	64,022	$7,782

Change in other comprehensive income	—	—	—	—	504	504	$504
Preferred stock dividends	—	—	(8,827)	—	—	(8,827)	—
Exercise of options	33,800	—	72	—	—	72	—
Net income before preferred stock dividends	—	—	—	12,954	—	12,954	12,954

BALANCE, December 31, 2004	19,809,621	$40	$73,358	$(3,875)	$(798)	$68,725	$13,458

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss) applicable to common stock	$4,127	$(931)	$3,405
Adjustments to reconcile net income (loss) applicable to common stock to net cash provided by operating activities:
Preferred stock dividends	8,827	8,209	7,659
Cumulative effect of change in accounting for asset retirement obligations	—	476	—
Bad debt expense	300	952	—
Reorganization costs	—	1,169	905
Depreciation and amortization expense	19,902	18,626	15,288
Amortization of debt financing costs	1,244	1,140	1,376
Write off of deferred debt costs	—	—	7,241
Provision for deferred income taxes	7,468	4,514	6,647
Loss (gain) on sale of property, machinery and equipment	(854)	7	(244)
(Increase) decrease in the following, net:
Accounts receivable	(4,609)	(5,633)	(4,693)
Costs and estimated earnings in excess of billings	(11,940)	(864)	—
Prepaid expenses and other assets	(2,289)	4,390	(8,661)
Increase (decrease) in the following:
Accounts payable, accrued expenses and other long-term liabilities	12,905	(7,906)	727

Net cash provided by operating activities	35,081	24,149	29,650

Cash flows from investing activities:
Purchase of businesses, including contingent consideration, net of cash acquired	(804)	(4,634)	(4,553)
Purchases of property, machinery and equipment	(14,667)	(13,158)	(12,534)
Proceeds from sale of property, machinery and equipment	1,799	14,207	602
Facility construction funded by restricted cash	(10,928)	(5,270)	—
Decrease in restricted cash for facility construction	10,200	5,270	—
Decrease in other restricted cash accounts	740	780	1,081
Other	124	213	(204)

Net cash used in investing activities	(13,536)	(2,592)	(15,608)

Cash flows from financing activities:
Payments of debt	(26,421)	(20,816)	(226,745)
Net increase in bank revolver borrowings	5,100	—	—
Debt issuance costs	(176)	(774)	(7,310)
Proceeds from debt	—	—	220,000
Exercise of options	72	—	—

Net cash used in financing activities	(21,425)	(21,590)	(14,055)
Net increase (decrease) in cash and cash equivalents	120	(33)	(13)
Cash and cash equivalents, beginning of period	206	239	252

Cash and cash equivalents, end of period	$326	$206	$239

Supplemental cash flow information:
Interest paid during the period	$20,009	$21,437	$20,035
Income taxes paid during the period	$959	$247	$361

NONCASH INVESTING AND FINANCING ACTIVITIES RELATING TO
CONSOLIDATED STATEMENT OF CASH FLOWS

        During 2002, dividends totaled approximately $7.7 million, of which approximately $6.6 million represents the eight percent dividend on the Company's preferred stock that was provided for with additional shares of preferred stock, and approximately $1.1 million represents accretion and amortization of issuance costs.

        During 2002, the Company issued nonrecourse bonds totaling $21.3 million to fund the capital to build a biosolids, dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District.

        During 2002, the Company issued an aggregate of 299,040 shares of common stock relating to cashless exercises of certain warrants pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act.

        During 2002, the Company entered into capital lease agreements to purchase transportation equipment totaling approximately $9.3 million.

        During 2003, dividends totaled approximately $8.2 million, of which approximately $7.2 million represents the eight percent dividend on the Company's preferred stock that was provided for with additional shares of preferred stock, and approximately $1.0 million represents accretion and amortization of issuance costs.

        During 2003, the Company entered into capital lease agreements of approximately $8.0 million to purchase operating and transportation equipment.

        During 2004, dividends totaled approximately $8.8 million, of which approximately $7.8 million represents the eight percent dividend on the Company's preferred stock that was provided for with additional shares of preferred stock, and approximately $1.0 million represents accretion and amortization of issuance costs.

        During 2004, the Company entered into a $4.0 million note to purchase land and entered into capital lease agreements of approximately $1.7 million to purchase operating and transportation equipment.

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business and Summary of Significant Accounting Policies

Business and Organization

        Synagro Technologies, Inc., a Delaware corporation ("Synagro"), and collectively with its subsidiaries (the "Company") is a national water and wastewater residuals management company serving more than 600 municipal and industrial water and wastewater treatment accounts and has operations in 37 states and the District of Columbia. Synagro offers many services that focus on the beneficial reuse of organic nonhazardous residuals resulting from the wastewater treatment process. Our broad range of services include drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services.

Principles of Consolidation

        The consolidated financial statements include the accounts of Synagro and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash Equivalents

        The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents.

Costs and Estimated Earnings in Excess of Billings

        The asset "Costs and estimated earnings in excess of billings" represents revenues recognized in excess of amounts billed under the terms of contracts accounted for under the percentage of completion method of accounting. These amounts are billable upon completion of contract performance milestones or other specified conditions of the contracts.

Property, Machinery and Equipment, net

        Property, machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated useful lives of three to thirty years, net of estimated salvage values. Leasehold improvements are capitalized and amortized over the lesser of the lease term or the estimated useful life of the asset.

        Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property, machinery and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income from operations in the consolidated statements of operations.

        Interest is capitalized on certain assets under construction. Capitalized interest included in construction in process totaled approximately $2.1 million and $1.1 million as of December 31, 2004 and 2003, respectively.

Goodwill

        Goodwill represents the excess of aggregate purchase price paid by the Company in acquisitions accounted for as purchases over the fair value of the net tangible assets acquired. Goodwill attributable to the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, the Company tests for impairment annually unless factors otherwise indicate that an impairment may have occurred.

Noncompete Agreements

        Included in other assets, net are noncompete agreements. These agreements are amortized on a straight-line basis over the term of the agreement, which is generally for two to ten years after the employee has separated from the Company. Noncompete agreements, net of accumulated amortization at December 31, 2004 and 2003, totaled approximately $0.1 million and $0.2 million, respectively. Amortization expense was approximately $0.1 million in 2004, $0.1 million in 2003, and $0.1 million in 2002.

Self-Insurance Liabilities

        The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

Deferred Financing Costs

        Deferred financing costs, net of accumulated amortization at December 31, 2004 and 2003, totaled approximately $7.5 million and $8.5 million, respectively, and are included in other assets. Deferred financing costs are amortized to interest expense on a straight-line basis over the life of the underlying instruments, which is not materially different from the effective interest method.

Revenue Recognition

        Revenues generated from facilities operations and maintenance contracts are recognized either when wastewater residuals enter the facilities or when the residuals have been processed, depending on the contract terms. All other revenues under service contracts are recognized when the service is performed. Revenues related to long-term construction projects are recognized in accordance with percentage-of-completion accounting guidance. Percentage of completion is measured principally by the percentage of costs incurred to date for each contract to the estimated total costs for each contract at completion. Due to uncertainties inherent in the estimation process, it is reasonably possible that the estimated completion costs will be revised in the near term. Such revisions to cost and income are recognized in the periods in which the revisions are determined.

        The Company provides for losses in connection with its contracts where an obligation exists to perform services and when it becomes evident the projected contract costs exceed the related revenues.

Use of Estimates

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the Company's significant estimates and assumptions made in preparation of its financial statements that deal with the greatest amount of uncertainty:

          Allowance for Doubtful Accounts—The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation and the likelihood of success in collecting the receivable. Accounts are written off periodically during the year as they are deemed uncollectible when collection efforts have been unsuccessful. Allowance for doubtful accounts at December 31, 2004 and 2003 was approximately $1.2 million and $1.5 million, respectively, and is recorded as a reduction of accounts receivable.

          Loss Contracts—The Company evaluates its revenue producing contracts to determine whether the projected revenues of such contracts exceed the direct cost to service such contracts. These evaluations include estimates of the future revenues and expenses. Accruals for loss contracts are adjusted based on these evaluations. The total accrual for loss contracts included in the consolidated balance sheet was $4.2 million and $0.4 million as of December 31, 2002 and 2003, respectively, related to one contract entered into in 1996. An accrual for loss contracts was not required as of December 31, 2004.

          Long Term Construction Contracts—Certain long term construction projects are accounted for using the percentage of completion method of accounting and accordingly revenues are recorded based on estimates of total costs to be incurred under the contract. We typically subcontract a portion of the work to subcontractors under fixed price contracts. Costs and estimated earnings in excess of billings included in the accompanying consolidated balance sheets represents revenues recognized in excess of amounts billed under the terms of contracts accounted for on the percentage of completion method of accounting. These amounts are billable upon completion of contract performance milestones or other specified conditions of the contract.

          Property and Equipment/Long-Lived Assets—Management adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" during 2002. If significant events or changes in circumstances indicate that the carrying value of an asset or an asset group may not be recoverable, we perform a test of recoverability. The carrying amount of an asset (group) is considered impaired if it exceeds the sum of our estimate of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges.

          The Company regularly incurs costs to develop potential projects or facilities and procure contracts for the design, permitting, construction and operations of facilities. The Company has recorded $29.2 million in property and long-term assets related to these activities at December 31, 2004, compared to $14.7 million at December 31, 2003 (approximately $21.8 million and $8.2 million are classified as construction in progress as of December 31, 2004 and 2003, respectively). The Company routinely reviews the status of each of these projects to determine if these costs are realizable.

          Goodwill—Goodwill attributable to the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, the Company tests for impairment annually unless factors otherwise indicate that an impairment may have occurred.

          Purchase Accounting—The Company estimates the fair value of assets, including property, machinery and equipment and its related useful lives and salvage values, and liabilities when allocating the purchase price of an acquisition.

          Income Taxes—The Company assumes the deductibility of certain costs in its income tax filings and estimates the recovery of deferred income tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from its estimates, the company may not realize deferred tax assets to the extent it was estimated.

          Legal and Contingency Accruals—The Company estimates and accrues the amount of probable exposure it may have with respect to litigation, claims and assessments. These estimates are based on management's facts and the probabilities of the ultimate resolution of the litigation.

          Self-Insurance Reserves—The Company is substantially self-insured for workers' compensation, employers' liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

          Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

Concentration of Credit Risk

        The Company provides services to a broad range of geographical regions. The Company's credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Company had one customer that accounted for approximately 16 percent, 17 percent and 15 percent of total revenue for the years ended December 31, 2004, 2003 and 2002, respectively. No other customers accounted for more than ten percent of revenues. Municipal customers accounted for 88 percent, 86 percent, and 88 percent of consolidated revenues for the years ended December 31, 2004, 2003, and 2002, respectively.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. With the exception of the $150 million Senior Subordinated Notes, management believes the carrying amounts of the current and long-term debt approximate their fair value based on interest rates for the same or similar debt offered to the Company having the same or similar terms and maturities. As of December 31, 2004, the fair value of the $150 million Senior Subordinated Notes totaled approximately $163 million.

Income Taxes

        The Company files a consolidated return for federal income tax purposes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This standard provides the method for determining the appropriate asset and liability for deferred income taxes, which are computed by applying applicable tax rates to temporary differences. Therefore, expenses recorded for financial statement purposes before they are deducted for income tax purposes create temporary differences, which give rise to deferred income tax assets. Expenses deductible for income tax purposes before they are recognized in the financial statements create temporary differences which give rise to deferred income tax liabilities.

Recent Accounting Pronouncements

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 123 provides that companies record compensation expense for the estimated fair-value of stock-based compensation, but also allows companies to continue to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plans. Companies must disclose in both annual and interim financial statements the method used to account for stock-based compensation. The Company will continue to apply APB Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation cost has been recognized in the accompanying consolidated financial statements for the Company's stock option plans.

        Had the Company elected to apply SFAS No. 123, the Company's net income (loss) and income (loss) per diluted share would have been:

	Year Ended December 31,
	2004	2003	2002
	(in thousands except per share data)
Net income (loss) applicable to common stock, as reported	$4,127	$(931)	$3,405
Less: Compensation expense per SFAS No. 123, net of tax	1,191	1,482	1,672

Pro forma income (loss) after effect of SFAS No. 123	$2,936	$(2,413)	$1,733

Diluted earnings (loss) per share, as reported	$0.21	$(0.05)	$0.17
Pro forma earnings (loss) per share after effect of SFAS No. 123	$0.15	$(0.12)	$0.09

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model resulting in a weighted average fair value of $2.51, $1.63 and $1.35 for grants made during the years ended December 31, 2004, 2003, and 2002, respectively. The following assumptions were used for option grants made during 2004, 2003, and 2002, respectively: expected volatility of 111 percent, 58 percent and 42 percent; risk-free interest rates of 4.33 percent, 3.98 percent and 5.20 percent; expected lives of up to ten years and no expected dividends to be paid. The compensation expense included in the above pro forma data may not be indicative of amounts to be included in future periods as the fair value of options granted prior to 1995 was not determined and the Company expects future grants.

        In December 2004, SFAS No. 123 Accounting for Stock-Based Compensation was revised (SFAS 123R). This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement is effective for periods beginning after June 15, 2005. The Company is in the process of evaluating the impact of the implementation of this Statement.

        On January 1, 2003, the Company adopted SFAS No. 143, "Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. The Company's asset retirement obligations primarily consist of equipment dismantling and foundation removal at certain facilities and temporary storage facilities. During the first quarter of 2003, the Company recorded a charge related to the cumulative effect of change in accounting for asset retirement obligations, net of tax, totaling approximately $0.5 million (approximately $0.8 million before tax), increased liabilities to approximately $1.6 million, and increased property, machinery and equipment by approximately $0.5 million. There was no impact on the Company's cash flows as a result of adopting SFAS No. 143. The pro forma asset retirement obligation would have been approximately $1.5 million at January 1, 2002, and $1.6 million at December 31, 2002 had the Company adopted SFAS No. 143 on January 1, 2002. The asset retirement obligation, which is included on the consolidated balance sheet in other long-term liabilities including accretion of approximately $0.1 million, was approximately $1.5 million at December 31, 2004.

        The pro forma effect on net income before preferred stock dividends, net income applicable to common stock and income per share had SFAS No. 143 been adopted as of January 1, 2002, would have been as follows:

	Year Ended December 31, 2002
	As Reported	Pro Forma
	(in thousands except per share data)
Net income before preferred stock dividend	$11,064	$10,882
Income applicable to common stock	$3,405	$3,223
Income per share:
Basic	$0.17	$0.16
Diluted	$0.17	$0.16

Reclassifications

        The Company has reclassified its reporting of gains and losses from the sale of fixed assets from other income and expense to income from operations for all periods presented. Certain reclassifications have been made in prior period financial statements to conform to current period presentation. These reclassifications have not resulted in any changes to previously reported net income for any periods.

(2)    Acquisitions

2003 Acquisition

        In May 2003, the Company purchased Aspen Resources, Inc. ("Aspen Resources") The purchase of Aspen Resources provides the Company with added expertise in the management of pulp and paper organic residuals. The allocation of purchase price resulted in approximately $3.4 million of goodwill. The assets acquired and liabilities assumed relating to the acquisition are summarized below (in thousands):

Cash paid, including transaction costs, net of cash acquired	$4,093
Note payable to former owner	500
Less: Net assets acquired	(1,182)

Goodwill	$3,411

        The note payable to the former owners is due in equal monthly installments with interest payable at an annual rate of five percent beginning May 2004.

2002 Acquisition

        In August 2002, the Company purchased Earthwise Organics, Inc. and Earthwise Trucking (collectively "Earthwise"), a Class A biosolids and manure composting and marketing company. The purchase of Earthwise provides the Company with a distribution channel for Class A products and a strategic platform to grow the Company's product marketing presence. In connection with the purchase of Earthwise, the former owners are entitled to receive up to an additional $4.0 million subsequent to August 2005 if certain performance targets are met over this three-year period. The allocation of the purchase price resulted in approximately $4.9 million of goodwill subject to future payments to the former owners described above. The assets acquired and liabilities assumed relating to the acquisition are summarized below (in thousands):

Cash paid, including transaction costs, net of cash acquired	$3,580
Note payable to former owner	1,500
Less: Net assets acquired	(219)

Goodwill	$4,861

        The note payable to the former owners is due in three equal, annual installments beginning in October 2003, with interest payable quarterly at a rate of five percent. The first payment was made September 30, 2003.

        Results of operations of Aspen and Earthwise are included in the accompanying consolidated statements of operations as of May 7, 2003, and August 26, 2002, respectively. Pro forma results of operations, as if these entities had been acquired as of the beginning of their respective acquisition years, have not been presented as such results are not considered to be materially different from the Company's actual results.

(3) Property, Machinery and Equipment

        Property, machinery and equipment consist of the following:

		December 31,
	Estimated Useful Life in Years
		2004	2003
		(in thousands)
Land	N/A	$7,389	$3,623
Buildings and improvements	7-25	34,903	33,684
Machinery and equipment	3-30	227,164	218,558
Office furniture and equipment	3-10	6,221	5,427
Construction in process	—	26,501	11,542

		$302,178	$272,834
Less: Accumulated depreciation		76,637	59,137

Property, machinery and equipment, net		$225,541	$213,697

(4)    Detail of Certain Balance Sheet Accounts

        Activity of the Company's allowance for doubtful accounts consists of the following:

	December 31,
	2004	2003	2002
	(in thousands)
Balance at beginning of year	$1,530	$1,331	$2,165
Uncollectible receivables written off	(601)	(753)	(869)
Additions for bad debt expense	300	952	—
Other	—	—	35

Balance at end of year	$1,229	$1,530	$1,331

        Activity of the Company's cost in excess of billings consists of the following:

	December 31,
	2004	2003
	(in thousands)
Cost and estimated earnings on contracts in progress	$20,262	$3,214
Less—Billings to date (including retainage of $ in 2004 and $ in 2003)	(7,459)	(2,350)

Cost and estimated earnings in excess of billings on uncompleted contracts	$12,803	$864

Current Assets	8,099	864
Non Current Assets	4,704	—

Total	$12,803	$864

        The Company has two significant contracts that are accounted for under the percentage of completion method of accounting. Costs and estimated earnings in excess of billings included in the accompanying consolidated balance sheets represents revenues recognized in excess of amounts billed under the terms of contracts accounted for on the percentage of completion method of accounting. These amounts are billable upon completion of contract performance milestones or other specified conditions of the contract. Accounts payable includes approximately $6.5 million at December 31, 2004, for a contract accounted for under the percentage of completion method of accounting, the majority of which is not payable in 2005 until the Company collects its customer billings on the related contract. Retainage is expected to be paid in 2005.

        Prepaid and other current assets consist of the following:

	December 31,
	2004	2003
	(in thousands)
Prepaid insurance	$1,619	$902
Prepaid other	3,989	4,648
Inventory	2,594	2,154
Notes receivable	218	342
Other	3,373	2,272

Prepaid and other current assets	$11,793	$10,318

        The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003, were as follows (in thousands):

Balance at January 1, 2003	$167,117
Goodwill acquired during the year	3,150
Adjustments	784
Balance at January 1, 2004	171,051
Adjustments	804

Balance at December 31, 2004	$171,855

        The goodwill acquired during 2003 relates to the Company's acquisition of Aspen Resources (see Note 2), while goodwill adjustments in 2004 and 2003 primarily represent payments of contingent consideration made on previous acquisitions.

        Accrued expenses consist of the following:

	December 31,
	2004	2003
	(in thousands)
Accrued legal and other claims costs	$1,426	$1,426
Accrued interest	4,018	4,222
Accrued salaries and benefits	4,089	2,727
Accrued insurance	6,129	3,314
Other accrued expenses	7,610	7,451

Accounts payable and accrued liabilities	$23,272	$19,140

(5)    Short-Term Debt Obligations

        In August 2004, the Company entered into a $4.0 million short term note with a bank for the purchase of land. The note bears interest at LIBOR or prime plus a margin which currently approximates 4.67 percent and was repaid in February 2005 with borrowings on the Company's revolving line of credit. The Company plans to use the land as part of the development of a compost facility in Southern California. The total capital required to develop the project is estimated at $30 to $35 million and the facility is expected to generate annual revenues of approximately $12 million upon commencement of operations which is expected in 2006. The Company is currently considering alternatives for the permanent financing of this project.

(6)    Long-Term Debt Obligations

        Long-term debt obligations consist of the following:

	December 31,
	2004	2003
	(in thousands)
Senior credit facility—
Revolving line of credit	$5,100	$—
Term loans	23,867	44,274
Subordinated debt	150,000	150,000
Fair value adjustment of subordinated debt as a result of interest rate swaps	(534)	(755)
Notes payable to former owners	855	1,500
Other notes payable	13	20

Total debt	$179,301	$195,039
Less: Current maturities	(848)	(955)

Long-term debt, net of current maturities	$178,453	$194,084

Credit Facility

        On May 8, 2002, the Company entered into a $150 million amended and restated Senior Credit Agreement (the "Senior Credit Agreement") by and among the Company, Bank of America, N.A., and certain other lenders to fund working capital for acquisitions, to refinance existing debt, to provide working capital for operations, to fund capital expenditures and for other general corporate purposes. The Senior Credit Agreement bears interest at LIBOR or prime plus a margin based on a pricing schedule as set out in the Senior Credit Agreement which currently approximates 6.75 percent for the Revolving Loan and 5.30 percent on the Term B loans.

        During May 2003, the Company further amended its Senior Credit Agreement to increase the revolving loan commitment to approximately $95 million.

        The loan commitments under the Senior Credit Agreement, as amended, are as follows:

  (i)
  Revolving Loan up to $95 million outstanding at any time;

  (ii)
  Term B Loans (which, once repaid, may not be reborrowed) of $70 million; and

  (iii)
  Letters of Credit up to $50 million as a subset of the Revolving Loan. At December 31, 2004, the Company had approximately $34.8 million of Letters of Credit outstanding.

        The amounts borrowed under the Senior Credit Agreement are subject to repayment as follows:

Period Ending December 31,	Revolving Loan	Term Loans
2002	—	0.25%
2003	—	1.00%
2004	—	1.00%
2005	—	1.00%
2006	—	1.00%
2007	100.00%	1.00%
2008	—	94.75%

	100.00%	100.00%

        The Senior Credit Agreement includes mandatory repayment provisions related to excess cash flows, proceeds from certain asset sales, debt issuances and equity issuances, all as defined in the Senior Credit Agreement. These mandatory repayment provisions may also reduce the available commitment. The Senior Credit Agreement contains standard covenants including compliance with laws, limitations on capital expenditures, restrictions on dividend payments, limitations on mergers and compliance with financial covenants. The Company was in compliance with those covenants as of December 31, 2004. The Senior Credit Agreement is collateralized by all the assets of the Company and expires on December 31, 2008. As of December 31, 2004, the Company had approximately $55.1 million of unused borrowings under the Senior Credit Agreement, of which approximately $51.9 million is available for borrowing based on the ratio limitations included in the Senior Credit Agreement. On March 9, 2004, the Company amended its credit facility to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

Senior Subordinated Notes

        In April 2002, the Company issued $150 million aggregate in principal amount of its 9 1/2 percent Senior Subordinated Notes due on April 1, 2009 (the "Notes"). The Notes are unsecured senior indebtedness and are guaranteed by all of the Company's existing and future domestic subsidiaries, other than subsidiaries treated as unrestricted subsidiaries ("the Guarantors"). Each of the Guarantors is 100 percent owned by the parent company and the guarantees are full, unconditional and joint and several. As of December 31, 2004, all subsidiaries, other than the subsidiaries formed to own and operate the compost project in Southern California, South Kern Industrial Center, L.L.C. (See Note 5) and the Sacramento dryer project, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (see Note 18), were Guarantors of the Notes. Interest on the Notes accrues from April 17, 2002, and is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2002. On or after April 1, 2006, the Company may redeem some or all of the Notes at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period commencing on April 1 of the years indicated below:

Years	Loan
2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

        At any time prior to April 1, 2005, the Company may redeem up to 35 percent of the original aggregate principal amount of the Notes at a premium of 9 1/2 percent with the net cash of public offerings of equity, provided that at least 65 percent of the original aggregate principal amount of the Notes remains outstanding after the redemption. Upon the occurrence of specified change of control events, unless the Company has exercised its option to redeem all the Notes as described above, each holder will have the right to require the Company to repurchase all or a portion of such holder's Notes at a purchase price in cash equal to 101 percent of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased, to the applicable date of purchase. The Notes were issued under an indenture, dated as of April 17, 2002, among the Company, the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "Indenture"). The Indenture limits the ability of the Company and the restricted subsidiaries to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of certain of its subsidiaries to pay dividends or other payments to the Company, enter into transactions with affiliates, and engage in mergers, consolidations and certain sales of assets.

        The Notes and the guarantees of the Guarantors are (i) unsecured; (ii) subordinate in right of payment to all existing and future senior indebtedness (including all borrowings under the new credit facility and surety obligations) of Synagro and the Guarantors; (iii) equal in right of payment to all future and senior subordinated indebtedness of Synagro and the Guarantors; and (iv) senior in right of payment to future subordinated indebtedness of Synagro and the Guarantors.

        The net proceeds from the sale of the Notes was approximately $145 million, and were used to repay and refinance existing indebtedness under the Company's previously existing credit facility and subordinated debt as of April 17, 2002.

Subordinated Debt

        On January 27, 2000, the Company entered into an agreement with GTCR Capital providing up to $125 million in subordinated debt financing to fund acquisitions and for certain other uses, in each case as approved by the Board of Directors of the Company and GTCR Capital. The agreement was amended on August 14, 2000, allowing, among other things, for the syndication of 50 percent of the commitment. The loans bore interest at an annual rate of 12 percent that was paid quarterly and provided warrants that were convertible into Preferred Stock at $.01 per warrant. The agreement contained general and financial covenants. Warrants to acquire 9,225.839 shares of Series C, D, and E Preferred Stock were issued in connection with these borrowings and were immediately exercised. This debt was repaid with the proceeds from the issuance of the Notes.

Early Extinguishment of Debt

        In conjunction with the issuance of the Notes and entering into the Senior Credit Agreement, the Company paid the then outstanding subordinated debt and credit facility. In 2002, the Company recognized a charge of approximately $7.2 million related to the write-off of unamortized deferred financing costs and the difference in the debt carrying value affected by prior adjustments relating to the reverse swap previously designated as a fair value hedge.

Notes Payable to Sellers of Acquired Businesses

        In connection with previous acquisitions, the Company has $0.9 million in notes payable with certain former owners. The notes payable are due over three remaining years in installments with interest payable at an annual rate of five percent.

Derivatives and Hedging Activities

        On September 21, 2004, the Company entered into an interest rate swap transaction on $67 million of its Notes that matures on April 1, 2005. Under the terms of the agreement, the Company pays a fixed rate of 2.62 percent and receives a floating rate based on six month LIBOR. The mark to market value of this swap was recorded as a reduction in interest expense of $0.2 as of December 31, 2004.

        On July 24, 2003, the Company entered into two interest rate swap transactions with two financial institutions to hedge the Company's exposure to changes in the fair value on $85 million of its Notes. The purpose of these transactions was to convert future interest due on $85 million of the Notes to a lower variable rate in an attempt to realize savings on the Company's future interest payments. The terms of the interest rate swap contract and the underlying debt instruments are identical. The Company has designated these swap agreements as fair value hedges. On September 23, 2004, the Company unwound $18 million of these swaps and received a settlement payment of approximately $0.1 million that was deducted from interest expense. Accordingly, the Company currently has $67 million of the original $85 million of interest rate swaps outstanding. The swaps have notional amounts of $50 million and $17 million and mature in April 2009 to mirror the maturity of the Notes. Under the agreements, the Company pays on a semi-annual basis (each April 1 and October 1) a floating rate based on a six-month U.S. dollar LIBOR rate, plus a spread, and receives a fixed-rate interest of 9 1/2 percent. During 2004, the Company recorded interest savings related to these interest rate swaps of $1.5 million, which reduced interest expense. The $0.5 million fair value of these derivative instruments is included in other long-term liabilities, as of December 31, 2004. The carrying value of the Notes was decreased by the same amount. On January 6, 2005, the Company unwound the $50 million and $17 million remaining balance on these swaps and paid $0.5 million for the settlement of these swaps.

        The Company previously had outstanding 12 percent subordinated debt which was repaid on April 17, 2002, with the proceeds from the sale of the Notes. On June 25, 2002, the Company entered into a floating-to-fixed interest rate swap agreement that substantially offsets market value changes in the Company's reverse swap agreement. The liability related to this reverse swap agreement and the floating-to-fixed offset agreement totaling approximately $2.2 million is reflected in other long-term liabilities at December 31, 2004. The loss recognized during 2004 related to the floating-to-fixed interest rate swap agreement was approximately $0.7 million, while the gain recognized related to the reverse swap agreement was approximately $0.7 million. The amount of the ineffectiveness of the reverse swap agreement charged to other expense was approximately $38,000 during 2004.

        On June 25, 2001, the Company entered into a reverse swap on its 12 percent subordinated debt and used the proceeds from the reverse swap agreement to retire previously outstanding floating-to-fixed interest rate swap agreements (the "Retired Swaps") and option agreements. Accordingly, the balance included in accumulated other comprehensive loss included in stockholders' equity related to the Retired Swaps is being recognized in future periods' income over the remaining term of the original swap agreement. The amount of accumulated other comprehensive income recognized during 2004 was approximately $0.5 million.

Future Payments

        At December 31, 2004, future minimum principal payments of long-term debt, nonrecourse Project Revenue Bonds (see Note 7) and Capital Lease Obligations (see Note 8) are as follows (in thousands):

Year Ended December 31,	Long-Term Debt	Nonrecourse Project Revenue Bonds	Capital Lease Obligations	Total
2005	$848	$3,300	$3,028	$7,176
2006	353	3,480	2,787	6,620
2007	5,452	3,710	3,507	12,669
2008	23,182	3,935	4,129	31,246
2009	150,000	4,165	761	154,926
2010-2014	—	24,965	134	25,099
2015-2019	—	10,475	—	10,475
Thereafter	—	8,610	—	8,610

Total	$179,835	$62,640	$14,346	$256,821

(7)    Nonrecourse Project Revenue Bonds

        Nonrecourse project revenue bonds consist of the following:

	December 31, 2004	December 31, 2003
	(in thousands)
Maryland Energy Financing Administration Limited Obligation Solid Waste Disposal Revenue Bonds, 1996 series—
Revenue bonds due 2001 to 2005 at stated interest rates of 5.45% to 5.85%	$2,710	$5,280
Term revenue bond due 2010 at stated interest rate of 6.30%	16,295	16,295
Term revenue bond due 2016 at stated interest rate of 6.45%	22,360	22,360

	41,365	43,935
California Pollution Control Financing Authority Solid Waste Revenue Bonds—
Series 2002A—Revenue bonds due 2008 to 2024 at stated interest rates of 4.375% to 5.50%, net of discount of $309	19,766	19,741
Series 2002B—Revenue bonds due 2005 at stated interest rate of 4.25%, net of discount of $3	1,197	1,195

	20,963	20,936

Total nonrecourse project revenue bonds	62,328	64,871
Less: Current maturities	(3,300)	(2,570)

Nonrecourse project revenue bonds, net of current maturities	$59,028	$62,301

Amounts recorded in other assets as restricted cash—Debt service fund	$7,287	$7,275

        In 1996, the Maryland Energy Financing Administration (the "Administration") issued nonrecourse tax-exempt project revenue bonds (the "Maryland Project Revenue Bonds") in the aggregate amount of $58.6 million. The Administration loaned the proceeds of the Maryland Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now Synagro's wholly owned subsidiary known as Synagro-Baltimore, L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Maryland Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. The Company assumed all obligations associated with the Maryland Project Revenue Bonds in connection with its acquisition of the Bio Gro division of Waste Management, Inc. ("Bio Gro") in 2000. Maryland Project Revenue Bonds in the aggregate amount of approximately $17.2 million have already been repaid. The remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.85 percent and 6.45 percent and mature on dates between December 1, 2005, and December 1, 2016.

        The Maryland Project Revenue Bonds are primarily collateralized by the pledge of revenues and assets related to the Company's Back River and Patapsco thermal facilities. The underlying service contracts between the Company and the City of Baltimore obligated the Company to design, construct and operate the thermal facilities and obligated the City of Baltimore to deliver biosolids for processing at the thermal facilities. The City of Baltimore makes all payments under the service contracts directly with a trustee for the purpose of paying the Maryland Project Revenue Bonds.

        At the Company's option, it may cause the redemption of the Maryland Project Revenue Bonds at any time on or after December 1, 2006, subject to redemption prices specified in the loan agreement. The Maryland Project Revenue Bonds will be redeemed at any time upon the occurrence of certain extraordinary conditions, as defined in the loan agreement.

        Synagro-Baltimore, L.L.C. guarantees the performance of services under the underlying service agreements with the City of Baltimore. Under the terms of the Bio Gro acquisition purchase agreement, Waste Management, Inc. also guarantees the performance of services under those service agreements. Synagro has agreed to pay Waste Management $0.5 million per year beginning in 2007 until the Maryland Project Revenue Bonds are paid or its guarantee is removed. Neither Synagro-Baltimore, L.L.C nor Waste Management has guaranteed payment of the Maryland Project Revenue Bonds or the loan funded by the Maryland Project Revenue Bonds.

        The loan agreement, based on the terms of the related indenture, requires that Synagro place certain monies in restricted fund accounts and that those funds be used for various designated purposes (e.g., debt service reserve funds, bond funds, etc.). Monies in these funds will remain restricted until the Maryland Project Revenue Bonds are paid.

        At December 31, 2004, the Maryland Project Revenue Bonds were collateralized by property, machinery and equipment with a net book value of approximately $54.3 million and restricted cash of approximately $6.2 million, of which approximately $5.6 million is in a debt service fund that is established to partially secure certain payments and can be utilized to make the final payment at the Company's request.

Sacramento Project Bonds

        In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $20.9 million (net of original issue discount of $0.4 million). The nonrecourse revenue bonds consist of $19.7 million (net of original issue discount of $0.4 million) Series 2002-A and $1.2 million (net of original issue discount of $9,000) Series 2002-B (collectively, the "Sacramento Bonds"). The Authority loaned the proceeds of the Sacramento Bonds to Sacramento Project Finance, Inc., a wholly owned subsidiary of the Company, pursuant to a loan agreement dated December 1, 2002. The purpose of the loan is to finance the design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional County Sanitation District ("Sanitation District"). The Sacramento Bonds bear interest at annual rates between 4.25 percent and 5.50 percent and mature on dates between December 1, 2006, and December 1, 2024. The Sacramento facility has been constructed and commenced commercial operations in December 2004.

        The Sacramento Bonds are primarily collateralized by the pledge of certain revenues and all of the property of Sacramento Project Finance, Inc. The facility will be owned by Sacramento Project Finance, Inc. and leased to Synagro Organic Fertilizer Company of Sacramento, Inc., another wholly owned subsidiary of the Company. Synagro Organic Fertilizer Company of Sacramento, Inc. will be obligated under a lease agreement dated December 1, 2002, to pay base rent to Sacramento Project Finance, Inc. in an amount exceeding the debt service of the Bonds. The facility will be located on property owned by the Sanitation District. The Sanitation District will provide the principal source of revenues to Synagro Organic Fertilizer Company of Sacramento, Inc. through a service fee under a contract that has been executed.

        At the Company's option, it may cause the early redemption of some Sacramento Bonds at any time on or after December 1, 2007, subject to redemption prices specified in the loan agreement.

        The loan agreement requires that Sacramento Project Finance, Inc. place certain monies in restricted accounts and that those funds be used for designated purposes (e.g., operation and maintenance expense account, reserve requirement accounts, etc.). Monies in these funds will remain restricted until the Sacramento Bonds are paid.

        At December 31, 2004, the Bonds are partially collateralized by restricted cash of approximately $3.7 million, of which approximately $1.7 million is in a debt service fund that was established to secure certain payments and can be utilized to make the final payment at the Company's request, and the remainder is reserved for construction costs expected to be incurred after notice to proceed is received. The Company is not a guarantor of the Sacramento Bonds or the loan funded by the Sacramento Bonds.

        The Maryland Project Revenue Bonds and the Sacramento Bonds are excluded from the financial covenant calculations required by the Company's Senior Credit Agreement.

(8)    Capital Lease Obligations

        During 2003 and 2004, the Company entered into various capital lease transactions to purchase transportation and operating equipment. The capital leases have lease terms of three to six years with interest rates from 4.9 percent to 9.34 percent. The net book value of the equipment related to capital leases totaled approximately $15.7 million as of December 31, 2004.

        Future minimum lease payments, together with the present value of the minimum lease payments, are as follows (in thousands):

Year Ended December 31,
2005	$3,870
2006	3,440
2007	3,980
2008	4,278
2009	794
Thereafter	136

Total minimum lease payments	16,498
Amount representing interest	(2,152)

Present value of minimum lease payments	14,346
Current maturities of capital lease obligations	(3,028)

Long-term capital lease obligations	$11,318

(9)    Income Taxes

        The following summarizes the provision for income taxes included in the Company's consolidated statement of operations:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Provision for income taxes	$8,646	$5,225	$6,784
Income tax benefit related to cumulative effect of change in accounting for asset retirement obligations in 2003	—	(292)	—

	$8,646	$4,933	$6,784

        Federal and state income tax provisions are as follows:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Federal:
Current	$286	$—	$—
Deferred	7,351	4,270	6,251
State:
Current	892	419	137
Deferred	117	244	396

	$8,646	$4,933	$6,784

        Actual income tax provision differs from income tax provision computed by applying the U.S. federal statutory corporate rate of 35 percent to income before provision for income taxes as follows:

	Year Ended December 31,
	2004	2003	2002
Provision at the statutory rate	35.0%	35.0%	35.0%
Increase resulting from:
State income taxes, net of benefit for federal deduction	4.6%	3.8%	2.7%
Other items, net	0.4%	1.6%	0.3%

	40.0%	40.4%	38.0%

        Significant components of the Company's deferred tax assets and liabilities for federal income taxes consist of the following (in thousands):

	December 31,
	2004	2003
	(in thousands)
Deferred tax assets—
Net operating loss carryforwards	$28,801	$33,127
Alternative minimum tax credit	326	40
Accruals not currently deductible for tax purposes	3,159	2,764
Allowance for bad debts	455	566
Other	2,108	1,212

Total deferred tax assets	34,849	37,709
Valuation allowance for deferred tax assets	(920)	(920)
Deferred tax liability—
Differences between book and tax bases of fixed assets	42,876	39,651
Differences between book and tax bases of goodwill	9,544	7,853

Total deferred tax liabilities	52,420	47,504

Net deferred tax liability	$18,491	$10,715

        As of December 31, 2004, the Company had net operating loss ("NOL") carryforwards of approximately $78.6 million available to reduce future income taxes. These carryforwards begin to expire in 2008. A change in ownership, as defined by federal income tax regulations, could significantly limit the Company's ability to utilize its carryforwards. Accordingly, the Company's ability to utilize its NOLs to reduce future taxable income and tax liabilities may be limited. Additionally, because federal tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for federal income tax purposes. The net deferred tax liability is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

(10)    Commitments and Contingencies

Leases

        The Company leases certain facilities and equipment for its corporate and operations offices under noncancelable long-term operating lease agreements. Rental expense was approximately $7.9 million,

$7.5 million and $5.0 million for 2004, 2003 and 2002, respectively. Minimum annual rental commitments under these leases are as follows (in thousands):

Year Ending December 31,
2005	$8,300
2006	6,015
2007	5,191
2008	4,151
2009	3,953
Thereafter	13,814

$41,424

        During 2004 and 2003, the Company entered into operating lease transactions for transportation and operating equipment. The operating leases have terms of two to eight years. Additionally, the Company has guaranteed a maximum lease risk amount to the lessor of one of the operating leases. The fair value of this guaranty is approximately $0.1 million as of December 31, 2004.

Customer Contracts

        A substantial portion of the Company's revenue is derived from services provided under contracts and written agreements with the Company's customers. Some of these contracts, especially those contracts with large municipalities (including our largest contract and at least four of the Company's top ten contracts), provide for termination of the contract by the customer after giving relatively short notice (in some cases as little as ten days). In addition, these contracts contain liquidated damages clauses which may or may not be enforceable in the case of early termination of the contracts. If one or more of these contracts are terminated prior to the expiration of its term, and the Company is not able to replace revenues from the terminated contracts or receive liquidated damages pursuant to the terms of the contract, the lost revenue could have a material and adverse effect on the Company's business, financial condition and results of operations.

Litigation

        The Company's business activities are subject to environmental regulation under federal, state and local laws and regulations. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local levels. The Company believes that these matters will not have a material adverse effect on its business, financial condition and results of operations. However, the outcome of any particular proceeding cannot be predicted with certainty.

  Reliance Insurance

        For the 24 months ended October 31, 2000 (the "Reliance Coverage Period"), the Company insured certain risks, including automobile, general liability, and worker's compensation, with Reliance National Indemnity Company ("Reliance") through policies totaling $26 million in annual coverage. On May 29, 2001, the Commonwealth Court of Pennsylvania entered an order appointing the Pennsylvania Insurance Commissioner as Rehabilitator and directing the Rehabilitator to take immediate possession of Reliance's assets and business. On June 11, 2001, Reliance's ultimate parent, Reliance Group Holdings, Inc., filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. On October 3, 2001, the Pennsylvania Insurance Commissioner removed Reliance from rehabilitation and placed it into liquidation.

        Claims have been asserted and/or brought against the Company and its affiliates related to alleged acts or omissions occurring during the Reliance Coverage Period. It is possible, depending on the outcome of possible claims made with various state insurance guaranty funds, that the Company will have no, or insufficient, insurance funds available to pay any potential losses. There are uncertainties relating to the Company's ultimate liability, if any, for damages arising during the Reliance Coverage Period, the availability of the insurance coverage, and possible recovery for state insurance guaranty funds.

        In June 2002, the Company settled one such claim that was pending in Jackson County, Texas. The full amount of the settlement was paid by insurance proceeds; however, as part of the settlement, the Company agreed to reimburse the Texas Property and Casualty Insurance Guaranty Association an amount ranging from $0.6 to $2.5 million depending on future circumstances. The Company estimated its exposure at approximately $1.0 million for the potential reimbursement to the Texas Property and Casualty Insurance Guaranty Association for costs associated with the settlement of this case and for unpaid insurance claims and other costs for which coverage may not be available due to the pending liquidation of Reliance. The Company believes accruals of approximately $1.0 million as of December 31, 2004, are adequate to provide for its exposures. The final resolution of these exposures could be substantially different from the amount recorded.

Design and Build Contract Risk

        The Company participates in design and build construction operations, usually as a general contractor. Virtually all design and construction work is performed by unaffiliated subcontractors. As a consequence, the Company is dependent upon the continued availability of and satisfactory performance by these subcontractors for the design and construction of its facilities. There is no assurance that there will be sufficient availability of and satisfactory performance by these unaffiliated subcontractors. In addition, inadequate subcontractor resources and unsatisfactory performance by these subcontractors could have a material adverse effect on the Company's business, financial condition and results of operation. Further, as the general contractor, the Company is legally responsible for the performance of its contracts and, if such contracts are under-performed or nonperformed by its subcontractors, the Company could be financially responsible. Although the Company's contracts with its subcontractors provide for indemnification if its subcontractors do not satisfactorily perform their contract, there can be no assurance that such indemnification would cover the Company's financial losses in attempting to fulfill the contractual obligations.

Other

        There are various other lawsuits and claims pending against the Company that have arisen in the normal course of business and relate mainly to matters of environmental, personal injury and property damage. The outcome of these matters is not presently determinable but, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

        The Company is required under various regulations to procure licenses and permits to conduct its operations. These licenses and permits are subject to periodic renewal without which its operations could be adversely affected. There can be no assurance that regulatory requirements will not change to the extent that it would materially affect the Company's consolidated financial statements.

        As of March 9, 2005, Synagro has issued performance bonds of approximately $138 million and other guarantees. Such financial instruments are given in the ordinary course of business. Synagro insures the majority of its contractual obligations through performance bonds.

Self-Insurance

        The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages, and actuarial assumptions regarding future claims development and claims incurred but not reported.

(11)    Other Comprehensive Loss

        The Company's accumulated comprehensive loss for the twelve months ended December 31, 2004, 2003 and 2002, is summarized as follows:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Cumulative effect of change in accounting for derivatives	$(2,058)	$(2,058)	$(2,058)
Change in fair value of derivatives	(2,201)	(2,201)	(2,201)
Reclassification adjustment to earnings	2,972	2,159	1,346
Tax benefit of changes in fair value	489	798	1,107

	$(798)	$(1,302)	$(1,806)

(12)    Stockholders' Equity

Preferred Stock

        The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, which may be issued in one or more series or classes by the Board of Directors of the Company. Each such series or class shall have such powers, preferences, rights and restrictions as determined by resolution of the Board of Directors. Series A Junior Participating Preferred Stock will be issued upon exercise of the Stockholder Rights described below.

Series D Redeemable Preferred Stock

        The Company has authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, the Company issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of the Company's common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to the Company's common stock or any other of its equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at the Company's option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of the Company's common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by the Company on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series D Preferred Stock excluding accrued dividends were converted at December 31, 2004, they would represent 10,013,441 shares of common stock.

Series E Redeemable Preferred Stock

        The Company has authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,497,183 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 6,261,504 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of the Company's common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to the Company's common stock and any other of its equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at the Company's option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of the Company's common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by the Company on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series E Preferred Stock excluding accrued dividends were converted at December 31, 2004, they would represent 17,903,475 shares of common stock.

        The future issuance of Series D and Series E Preferred Stock may result in noncash beneficial conversions valued in future periods recognized as preferred stock dividends if the market value of the Company's common stock is higher than the conversion price at date of issuance.

Earnings per Share

        Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. For periods in which the Company has reported a cumulative effect of an accounting change, the Company uses income from continuing operations as the "control number" in determining whether potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations has been used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts. Diluted EPS is computed by dividing net income before preferred stock dividends by the total of the weighted average number of common shares outstanding for the period, the weighted average number of shares of common stock that would be issued assuming conversion of the Company's preferred stock, and other common stock equivalents for options and warrants outstanding determined using the treasury stock method.

        The following table summarizes the net income and weighted average shares to reconcile basic EPS and diluted EPS for the fiscal years 2004, 2003, and 2002 (in thousands except share and per share data):

	Year Ended December 31,
	2004	2003	2002
Net Income:
Net income before cumulative effect of change in accounting for asset retirement obligations and preferred stock dividends	$12,954	$7,754	$11,064
Cumulative effect of change in accounting for asset retirement obligations	—	476	—

Net income before preferred stock dividends	12,954	7,278	11,064
Preferred stock dividends	8,827	8,209	7,659

Net income (loss) applicable to common stock	$4,127	$(931)	$3,405

Earnings (loss) per share:
Basic
Earnings (loss) per share before cumulative effect of change in accounting for asset retirement obligations	$0.21	$(0.03)	$0.17
Cumulative effect of change in accounting for asset retirement obligations	—	(0.02)	—

Net income (loss) per share	$0.21	$(0.05)	$0.17

Weighted average shares outstanding for basic earnings per share calculation	19,777,041	19,775,821	19,627,132
Diluted
Earnings (loss) per share before preferred stock dividends and cumulative effect of change in accounting for asset retirement obligations	$0.21	$(0.03)	$0.17
Cumulative effect of change in accounting for asset retirement obligations	—	(0.02)	—

Net income (loss) per share	$0.21	$(0.05)	$0.17

Weighted average shares:
Weighted average shares outstanding for basic and diluted earnings per share	19,777,041	19,775,821	19,627,132

        Basic and diluted EPS are the same for 2004, 2003 and 2002 because diluted EPS was less dilutive than basic EPS. Accordingly, 38,903,912, 35,494,147 and 32,899,330 shares representing common stock equivalents have been excluded from the diluted earnings per share calculations for 2004, 2003 and 2002, respectively.

Stockholders' Rights Plan

        In December 1996, the Company adopted a stockholders' rights plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock, to stockholders of record at the close of business on January 10,

1997. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on December 31, 2006.

        Each Right entitles stockholders to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $10. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15 percent or more of the common stock of the Company. However, the Rights will not become exercisable if common stock is acquired pursuant to an offer for all shares which a majority of the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders. If, following an acquisition of 15 percent or more of the Company's common stock, the Company is acquired by that person or group in a merger or other business combination transaction, each Right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the exercise price. The effect will be to entitle the Company stockholders to buy stock in the acquiring company at 50 percent of its market price.

        The Company may redeem the Rights at $.001 per Right at any time on or prior to the tenth business day following the acquisition of 15 percent or more of its common stock by a person or group or commencement of a tender offer for such 15 percent ownership.

        In connection with the issuance of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock to GTCR Funds VII, L.P. and its affiliates, and TCW/Crescent Lenders, the Board of Directors waived the application of the Rights Plan.

(13)    Stock Option Plans

        At December 31, 2004, the Company had outstanding stock options granted under the 2000 Stock Option Plan (the "2000 Plan") and the Amended and Restated 1993 Stock Option Plan (the "Plan") for officers, directors and key employees of the Company (collectively, the "Option Plans").

        At December 31, 2004, there were 3,614,000 options for shares of common stock reserved under the 2000 Plan for future grants. Effective with the approval of the 2000 Plan, no further grants will be made under the 1993 Plan. The exercise price of options granted shall be at least 100 percent (110 percent for 10 percent or greater stockholders) of the fair value of Common Stock on the date of grant. Options must be granted within ten years from the date of the Plan and become exercisable at such times as determined by the Plan committee. Options are exercisable for no longer than five years for certain ten percent or greater stockholders and for no longer than ten years for others.

        A summary of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during those years is presented below:

2000 Plan

	Shares Under Option	Exercise Price Range	Weighted Average Exercise Price
Options outstanding at January 1, 2002	4,435,092	$2.50-6.31	$2.73
Granted	345,000	2.50	2.50
Canceled	(218,500)	2.50	2.50

Options outstanding at December 31, 2002	4,561,592	$2.50-6.31	$2.73
Granted	127,500	2.50-2.61	2.52
Canceled	(45,000)	2.50	2.50

Options outstanding at December 31, 2003	4,644,092	$2.50-6.31	$2.72
Granted	617,500	2.50-3.34	2.72
Exercised	(7,800)	2.50	2.50
Canceled	(146,200)	2.50	2.50

Options outstanding at December 31, 2004	5,107,592	$2.50-6.31	$2.73

Exercisable at December 31, 2004	3,229,892	$2.50-6.31	$2.83

1993 Plan

	Shares Under Option	Exercise Price Range	Weighted Average Exercise Price
Options outstanding at January 1, 2002	1,095,673	$2.00-6.31	$3.47
Canceled/expired	(35,000)	3.00-3.63	3.18

Options outstanding at December 31, 2002	1,060,673	$2.00-6.31	$3.48
Canceled/expired	(120,000)	2.75-4.00	3.48

Options outstanding at December 31, 2003	940,673	$2.00-6.31	$3.48
Exercised	(3,000)	2.38	2.38
Canceled/expired	(87,840)	2.00-6.31	3.51

Options outstanding at December 31, 2004	849,833	$2.00-6.31	$3.48

Exercisable at December 31, 2004	849,833	$2.00-6.31	$3.48

Other Options

        In addition to options issuable under the above plans, the Company has other options outstanding to employees and directors of the Company which were issued at exercise prices equal to the fair market value at the grant date of the options, and are summarized as follows:

	Shares Under Option	Weighted Average Exercise Price Range	Exercise Price
Options outstanding at January 1, 2002	2,036,954	$2.00-6.94	$3.36
Granted	1,000,000	2.50	2.50

Options outstanding at December 31, 2002	3,036,954	$2.00-6.94	$3.08
Granted	150,000	2.50	2.50

Options outstanding at December 31, 2003	3,186,954	$2.00-6.94	$3.05
Exercised	(23,000)	2.00	2.00
Canceled	(221,332)	6.94	6.94

Options outstanding at December 31, 2004	2,942,622	$2.00-4.75	$2.76

Exercisable at December 31, 2004	2,222,622	$2.00-4.75	$2.85

        The following ranges of options were outstanding as of December 31, 2004:

Outstanding Shares Under Option	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Contractual Life (In Years)	Exercisable
6,914,630	$2.00-2.99	$2.51	6.23	4,316,930
1,500,326	3.00-3.99	3.24	4.96	1,500,326
160,091	4.00-5.99	4.84	5.69	160,091
325,000	6.00-6.94	6.31	6.03	325,000

(14)    Reorganization Costs

        In response to lower-than-expected operating results, management performed a review of its overhead structure and reorganized certain administrative functions. As a result of these decisions, during 2003 the Company recorded $1.2 million of severance costs connected with the termination of 18 employees and consultants. These costs are reported as reorganization costs in the accompanying 2003 consolidated statement of operations. Approximately $0.7 million was recorded in accrued expenses at December 31, 2003, in the accompanying 2003 consolidated balance sheet related to the 2003 reorganization.

        During 2002, the Company reorganized by reducing the number of its operating regions, which resulted in approximately $0.7 million of severance costs in connection with the termination of 39 employees and approximately $0.2 million of terminated office lease arrangements. The total costs incurred of approximately

$0.9 million have been reported as reorganization costs in the accompanying 2002 consolidated statement of operations. All costs related to the 2002 reorganization were paid as of December 31, 2003.

(15)    Special Charges

        We incurred a special charge of $0.3 million for costs associated with the re-audit of our 2001 financial statements during 2004.

(16)    Employee Benefit Plans

        The Company sponsors a defined contribution retirement plan for full-time and some part-time employees. The plan covers employees at all of the Company's operating locations. The defined contribution plan provides for contributions ranging from 1 percent to 15 percent of covered employees' salaries or wages. The Company may make a matching contribution as a percentage of the employee contribution. The matching contributions totaled approximately $1.1 million for each of 2004, 2003, and 2002.

(17)    Quarterly Results Of Operations (unaudited)

        Quarterly financial information for the years ended December 31, 2004 and 2003, is summarized as follows (in thousands, except per share data):

	Quarter Ended				Quarter Ended
	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
		(restated)	(restated)
Revenues	$72,660	$82,164	$85,940	$85,100	$63,229	$75,641	$79,634	$80,048
Gross profit	12,316	18,911	19,373	17,222	11,842	20,140	18,660	13,459
Operating income	6,652	13,946	12,883	10,403	5,540	14,306	12,522	4,037
Net income (loss) applicable to common stock	$(1,258)	$2,950	$2,138	$297	$(2,662)	$2,961	$2,230	$(3,460)
Earnings (loss) per share
Basic	$(0.06)	$0.15	$0.11	$0.02	$(0.13)	$0.15	$0.11	$(0.17)
Diluted	$(0.06)	$0.09	$0.07	$0.02	$(0.13)	$0.09	$0.08	$(0.17)

        The sum of the individual quarterly earnings per share amounts do not agree with year-to-date earnings per share as each quarter's computation is based on the weighted average number of shares outstanding during the quarter, the weighted average stock price during the quarter, and the dilutive effects of the redeemable preferred stock and stock options, if applicable, in each quarter.

        During the audit of the Company's year end financial statements an adjustment was made to revenue recognized under the percentage-of-completion method of accounting for imputed interest on receivables associated with a long-term contract that will be collected over an extended period following completion of the contract. In addition, the Company reclassified gains on assets sales from other expense to income from operations. The adjustment related to percentage of completion resulted in a restatement of the Company's report on Form 10-Q/A and Form 10-Q during the quarters ended June 30, 2004 and September 30, 2004, respectively. As a result, for the quarter ended June 30, 2004, revenue decreased $0.1 million from $82.3 million to $82.2 million, gross profit decreased $0.1 million from $19.0 million to $18.9 million, operating income increased $0.6 million from $13.3 million to $13.9 million, net income applicable to common stock decreased $0.1 million from $3.0 million to $2.9 million and basic and diluted earnings per share remained the same. For the quarter ended September 30, 2004, revenue decreased $0.4 million from $86.3 million to $85.9 million, gross profit decreased $0.3 million from $19.7 million to $19.4 million, operating income decreased $0.3 million from $13.2 million to $12.9 million, net income applicable to common stock decreased $0.2 million from $2.3 million to $2.1 million and basic and diluted earnings per share decreased by $0.01.

(18)    Related Party

        Proceeds from the sale of $150 million aggregate principal amount of Notes were used to repay and refinance existing indebtedness under the Company's previous credit facility as of April 17, 2002, and the Company's subordinated debt. Affiliates of GTCR Golder Rauner LLC and The TCW Group, Inc., the Company's preferred stockholders, were participating lenders under the subordinated debt, and as such, they received the portion of the proceeds from the sale of the Notes that were used to retire all amounts outstanding under the subordinated debt, approximately $26.4 million each.

        As part of the purchase price of Earthwise, the Company entered into a $1.5 million note agreement with the former owners who stayed on as employees. The note is payable in three equal, annual installments beginning October 2003, and has an interest rate of five percent paid quarterly. The first payment was made on September 30, 2003.

        In May 2003, the Company incurred indebtedness of $0.5 million to the former owners of Aspen Resources in connection with the Aspen Resources acquisition. The note to the former owners is payable monthly at an annual interest rate of five percent.

        The Company maintains one lease with an affiliate of one of its stockholders. The lease has an initial term through December 31, 2013. Rental payments made under this lease in 2004 totaled approximately $0.1 million.

(19)    Condensed Consolidating Financial Statements

        As discussed in Note 6, as of December 31, 2004, all of the Company's wholly owned domestic subsidiaries, except the subsidiaries formed to own and operate the compost project in Southern California, South Kern Industrial Center, L.L.C. (see Note 5), and the Sacramento biosolids processing facility, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (see Note 7) (collectively the "Non-Guarantor Subsidiaries"), are Guarantors of the Notes. Each of the Guarantors is 100 percent owned by the parent company and the guarantees are full, unconditional and joint and several. Additionally, the Company is not a Guarantor for the debt of the Non-Guarantor Subsidiaries. Accordingly, the following condensed consolidating balance sheet as of December 31, 2004, and December 31, 2003, has been provided. The parent company has no independent assets or operations. In addition, the Non-Guarantor Subsidiaries had immaterial operations and cash flows from December 31, 2003, through December 31, 2004, because the facility began operations at the end of December, 2004. Consequently, no condensed consolidating statements of operations or cash flows have been provided.

Condensed Consolidating Balance Sheets
as of December 31, 2004

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$99	$21	$206	$—	$326
Restricted cash	—	655	—	—	655
Accounts receivable, net	—	63,367	524	—	63,891
Note receivable, current	—	218	—	—	218
Prepaid expenses and other current assets	—	19,663	11	—	19,674

Total current assets	99	83,924	741	—	84,764
Property, machinery & equipment, net	—	202,659	22,882	—	225,541
Other Assets:
Goodwill	—	171,855	—	—	171,855
Investments in subsidiaries	81,649	—	—	(81,649)	—
Intercompany	261,399	—	—	(261,399)	—
Restricted cash—construction fund	—	274	1,714	—	1,988
Restricted cash—debt service fund	—	5,299	1,988	—	7,287
Other, net	5,204	11,135	3,010	—	19,349

Total assets	$348,351	$475,146	$30,335	$(343,048)	$510,784

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short term debt	$—	$—	$4,000	$—	$4,000
Current maturities of long-term debt	244	604	—	—	848
Current maturities of nonrecourse project revenue bonds	—	3,300	—	—	3,300
Current maturities of capital lease obligations	—	3,028	—	—	3,028
Accounts payable and accrued expenses	3,896	56,192	2,581	—	62,669

Total current liabilities	4,140	63,124	6,581	—	73,845
Long-Term Debt:
Long-term debt obligations, net	178,189	264	—	—	178,453
Nonrecourse project revenue bonds, net	—	38,065	20,963	—	59,028
Intercompany	—	261,399	—	(261,399)	—
Capital lease obligations, net	—	11,318	—	—	11,318

Total long-term debt	178,189	311,046	20,963	(261,399)	248,799
Other long-term liabilities	2,171	22,118	—	—	24,289

Total liabilities	184,500	396,288	27,544	(261,399)	346,933
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	95,126	—	—	—	95,126
Stockholders' Equity:
Capital	73,398	36,339	2,750	(39,089)	73,398
Accumulated deficit	(3,875)	42,519	41	(42,560)	(3,875)
Accumulated other comprehensive loss	(798)	—	—	—	(798)

Total stockholders' equity	68,725	78,858	2,791	(81,649)	68,725

Total liabilities and stockholders' equity	$348,351	$475,146	$30,335	$(343,048)	$510,784

Condensed Consolidating Balance Sheets
as of December 31, 2003

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$91	$64	$51	$—	$206
Restricted cash	—	1,410	—	—	1,410
Accounts receivable, net	—	59,581	—	—	59,581
Note receivable, current	—	342	—	—	342
Prepaid expenses and other current assets	—	10,840	—	—	10,840

Total current assets	91	72,237	51	—	72,379
Property, machinery & equipment, net	—	207,833	5,864	—	213,697
Other Assets:
Goodwill	—	171,051	—	—	171,051
Investments in subsidiaries	75,199	—	—	(75,199)	—
Intercompany	267,433	—	—	(267,433)	—
Restricted cash—construction fund	—	—	12,184	—	12,184
Restricted cash—debt service fund	—	5,561	1,714	—	7,275
Other, net	6,217	4,902	2,972	—	14,091

Total assets	$348,940	$461,584	$22,785	$(342,632)	$490,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$955	$—	$—	$—	$955
Current maturities of nonrecourse project revenue bonds	—	2,570	—	—	2,570
Current maturities of capital lease obligations	—	2,678	—	—	2,678
Accounts payable and accrued expenses	—	45,095	564	—	45,659

Total current liabilities	955	50,343	564	—	51,862
Long-Term Debt:
Long-term debt obligations, net	194,084	—	—	—	194,084
Nonrecourse project revenue bonds, net	—	41,365	20,936	—	62,301
Intercompany	—	267,433	—	(267,433)	—
Capital lease obligations, net	—	12,748	—	—	12,748

Total long-term debt	194,084	321,546	20,936	(267,433)	269,133
Other long-term liabilities	3,580	15,781	—	—	19,361

Total liabilities	198,619	387,670	21,500	(267,433)	340,356
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	86,299	—	—	—	86,299
Stockholders' Equity:
Capital	82,153	37,804	1,285	(39,089)	82,153
Accumulated deficit	(16,829)	36,110	—	(36,110)	(16,829)
Accumulated other comprehensive loss	(1,302)	—	—	—	(1,302)

Total stockholders' equity	64,022	73,914	1,285	(75,199)	64,022

Total liabilities and stockholders' equity	$348,940	$461,584	$22,785	$(342,632)	$490,677

(20)    Segment Information (Restated)

      The Company has determined that its segment disclosures for 2003 and 2002 should be restated to expand its segment disclosure from one reporting segment as was originally reported to three reporting segments. Accordingly, the segment information presented for 2003 and 2002 herein has been restated.

        The Company's Chief Operating Decision Maker regularly evaluates operating results, assesses performance and allocates resources on a geographic basis, with the exception of its rail operations and its engineering, facilities, and development ("EFD") group which are separately managed. Accordingly, the Company reports the results of its activities in three reporting segments, which include: Residuals Management Operations, Rail Transportation, and EFD.

        Residuals Management Operations include the Company's business activities that are managed on a geographic basis in the Northeast, Central, South, and West regions of the United States. These geographic areas have been aggregated and reported as a segment because they meet the aggregation criteria of SFAS 131. Rail Transportation includes the transfer and rail haul of materials across several states where the material is typically either land applied or landfill disposed. Rail Transportation is a separate segment because it is monitored separately and because it only offers long-distance land application and disposal services to its customers. EFD includes construction management activities and startup operations for certain new processing facilities as well as the marketing and sale of certain pellets and compost fertilizers.

        The Company's operations by reportable segment are summarized below (in thousands):

	Residuals Management Operations	Rail Transportation	Engineering Facilities Development	Segments Combined	Corporate/ Eliminations	Consolidated
Year Ended December 31, 2004
Revenue from external services	$274,790	$33,822	$17,252	$325,864	$—	$325,864
Revenue from other segments	—	4,213	—	4,213	(4,213)	—
Depreciation and amortization expenses	17,296	1,619	143	19,058	844	19,902
Income (loss) from operations	55,857	5,134	(1,628)	59,363	(15,479)	43,884
Total assets	393,396	52,022	40,985	486,403	24,381	510,784
Capital expenditures	11,848	733	12,127	24,708	887	25,595
Year Ended December 31, 2003 (Restated)
Revenue from external services	$253,610	$36,217	$8,725	$298,552	$—	$298,552
Revenue from other segments	—	3,818	—	3,818	(3,818)	—
Depreciation and amortization expenses	15,789	1,477	138	17,404	1,222	18,626
Income (loss) from operations	46,655	6,194	(3,842)	49,007	(12,602)	36,405
Total assets	396,049	49,720	26,063	471,832	18,845	490,677
Capital expenditures	9,823	1,082	6,150	17,055	1,373	18,428
Year Ended December 31, 2002 (Restated)
Revenue from external services	$226,738	$28,893	$16,997	$272,628	$—	$272,628
Revenue from other segments	—	3,301	—	3,301	(3,301)	—
Depreciation and amortization expenses	13,419	803	102	14,324	964	15,288
Income (loss) from operations	52,922	5,505	(1,713)	56,714	(9,670)	47,044
Capital expenditures	10,274	1,263	192	11,729	805	12,534

        Corporate assets primarily include prepaid expenses, fixed assets, investments in subsidiaries, and intercompany loans. Corporate expenses primarily include general and administrative expenses and adjustments for insurance and other benefit allocations.

        The accounting policies of the Company's segments are the same as those described for the Company in Note 1. Revenues from transactions with other segments are based on terms substantially similar to transactions with unrelated third party customers. The following reconciles segment income from operations to the Company's consolidated income before provision for income taxes:

	Year Ended December 31,
	2004	2003	2002
		(Restated)	(Restated)
	(In Thousands)
Segment income from operations	$58,509	$49,014	$56,470
Corporate expenses and adjustments	15,479	12,602	9,670
Income from operations	43,030	36,412	46,800
Total other expense, net	21,430	23,433	28,952

Income before provision for income taxes	$21,600	$12,979	$17,848

        Revenues generated from the services that the Company provides are summarized below:

	Year Ended December 31,
	2004	2003	2002
		(Restated)	(Restated)
	(In Thousands)
Facilities operations	$100,222	$92,388	$80,576
Product marketing	11,486	12,910	10,776
Land application and disposal	176,202	175,576	153,154
Cleanout services	26,780	12,658	16,916
Design and build	11,174	5,020	11,206

	$325,864	$298,552	$272,628

        Facilities operations include revenues generated from providing drying and pelletization, composting, and incineration operations services. Land application and disposal includes revenues generated from providing land application, dewatering, and disposal services. Product marketing includes revenues generated from selling pellets and compost as organic fertilizers. Cleanout services include revenues generated from lagoon and digester cleanout projects.

        The Company had one customer that accounted for approximately 16 percent, 17 percent, and 15 percent of total revenue for the years ended December 31, 2004, 2003, and 2002, respectively and whose revenues are included in the Residuals Management Operations and Rail Transportaion reporting segments.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	March 31, 2005	December 31, 2004
	(Unaudited)	(Derived from audited financial statements)
ASSETS
Current Assets:
Cash and cash equivalents	$273	$326
Restricted cash	1,496	655
Accounts receivable, net	57,665	63,891
Costs and estimated earnings in excess of billings	10,822	8,099
Prepaid expenses and other current assets	11,203	11,793

Total current assets	81,459	84,764
Property, machinery & equipment, net	223,352	225,541
Other Assets:
Costs and estimated earnings in excess of billings	4,848	4,704
Goodwill	171,855	171,855
Restricted cash—construction fund	339	1,988
Restricted cash—debt service fund	7,965	7,287
Other, net	14,185	14,645

Total assets	$504,003	$510,784

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short term debt	$—	$4,000
Current maturities of long-term debt	850	848
Current maturities of nonrecourse project revenue bonds	3,300	3,300
Current maturities of capital lease obligations	2,944	3,028
Accrued interest payable	8,866	4,018
Accounts payable and accrued expenses	52,945	58,651

Total current liabilities	68,905	73,845
Long-Term Debt:
Long-term debt obligations, net	177,806	178,453
Nonrecourse project revenue bonds, net	59,035	59,028
Capital lease obligations, net	10,647	11,318

Total long-term debt	247,488	248,799
Other long-term liabilities	22,892	24,289

Total liabilities	339,285	346,933
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	97,398	95,126
Stockholders' Equity:
Preferred stock, $.002 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.002 par value, 100,000,000 shares authorized, 20,160,121 and 19,809,621 shares issued and outstanding in 2005 and 2004, respectively	40	40
Additional paid in capital	72,167	73,358
Accumulated deficit	(4,215)	(3,875)
Accumulated other comprehensive loss	(672)	(798)

Total stockholders' equity	67,320	68,725

Total liabilities and stockholders' equity	$504,003	$510,784

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands except share and per share data)

	Three Months Ended March 31,
	2005	2004
Revenue	$76,214	$72,660
Cost of services	64,176	60,344

Gross profit	12,038	12,316
Selling, general and administrative expenses	6,169	5,822
Gain on sale of assets	(76)	(158)

Income from operations	5,945	6,652

Other expense:
Interest expense, net	6,515	5,169
Other (income) expense, net	(3)	40

Total other expense, net	6,512	5,209

Income (loss) before provision (benefit) for income taxes	(567)	1,443
Provision (benefit) for income taxes	(227)	563

Net income (loss) before preferred stock dividends	(340)	880
Preferred stock dividends	2,272	2,138

Net loss applicable to common stock	$(2,612)	$(1,258)

Loss per share:
Basic net loss per share	$(0.13)	$(0.06)

Diluted net loss per share	$(0.13)	$(0.06)

Weighted average shares outstanding for basic and diluted earnings per share	20,020,183	19,775,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands except share data)

	Common stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Accumulated Deficit			Comprehensive Income
	Shares	Amount				Total
BALANCE, January 1, 2005	19,809,621	$40	$73,358	$(3,875)	$(798)	$68,725	$—
Change in other comprehensive income	—	—	—	—	126	126	126
Preferred stock dividends	—	—	(2,272)	—	—	(2,272)	—
Exercise of options	350,500	—	993	—	—	993	—
Tax benefit from exercise of stock options	—	—	88	—	—	88	—
Net loss before preferred stock dividends	—	—	—	(340)	—	(340)	(340)

BALANCE, March 31, 2005	20,160,121	$40	$72,167	$(4,215)	$(672)	$67,320	$(214)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net loss applicable to common stock	$(2,612)	$(1,258)
Adjustments to reconcile net income applicable to common stock to net cash provided by operating activities:
Preferred stock dividends	2,272	2,138
Bad debt expense	150	—
Depreciation and amortization expense	5,228	4,632
Amortization of debt financing costs	321	267
Provision (benefit) for income taxes	(227)	563
Tax benefit from exercise of stock options	88	—
Gain on sale of property, machinery and equipment	(76)	(158)
(Increase) decrease in the following, net:
Accounts receivable	6,076	3,066
Cost and estimated earnings in excess of billings	(2,867)	(639)
Prepaid expenses and other assets	1,296	1,464
Increase (decrease) in the following:
Accrued interest payable	4,848	4,407
Accounts payable, accrued expenses and other long-term liabilities	(6,019)	(2,748)

Net cash provided by operating activities	8,478	11,734

Cash flows from investing activities:
Purchases of property, machinery and equipment	(2,932)	(4,216)
Facility construction funded by restricted cash	(1,648)	(2,768)
Proceeds from sale of property, machinery and equipment	168	283
Decrease in restricted cash for facility construction	1,648	2,768
Increase in other restricted cash accounts	(1,519)	(869)
Other	—	(280)

Net cash used in investing activities	(4,283)	(5,082)

Cash flows from financing activities:
Payments of debt	(6,741)	(6,498)
Net increase in bank revolver borrowings	1,500	—
Debt issuance costs	—	(175)
Exercise of options	993	—

Net cash used in financing activities	(4,248)	(6,673)

Net decrease in cash and cash equivalents	(53)	(21)
Cash and cash equivalents, beginning of period	326	206

Cash and cash equivalents, end of period	$273	$185

Supplemental Cash Flow Information
Interest paid during the period	$935	$506
Taxes paid during the period	$310	$288

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(1) Basis of Presentation

General

        The accompanying unaudited, condensed consolidated financial statements have been prepared by Synagro Technologies, Inc., a Delaware corporation, ("Synagro") pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of such financial statements for the periods indicated. Certain information relating to Synagro's organization and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted in this Form 10-Q pursuant to Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission. However, Synagro believes that the disclosures herein are adequate to make the information presented not misleading. The results for the three months ended March 31, 2005 are not necessarily indicative of future operating results. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in Synagro's Annual Report on Form 10-K for the year ended December 31, 2004.

        The accounting policies followed by the Company in preparing interim consolidated financial statements are consistent with those described in the "Notes to Consolidated Financial Statements" in the Company's Form 10-K for the year ended December 31, 2004.

        Synagro and collectively with its subsidiaries (the "Company") is a national water and wastewater residuals management company serving more than 600 municipal and industrial water and wastewater treatment accounts with operations in 37 states and the District of Columbia. Synagro offers many services that focus on the beneficial reuse of organic nonhazardous residuals resulting from the wastewater treatment process. The Company's broad range of services include drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services.

Accounting Pronouncements

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Companies must disclose in both annual and interim financial statements the method used to account for stock-based compensation. The Company will continue to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation cost has been recognized in the accompanying condensed consolidated financial statements for the Company's stock option plans.

        If the Company elected to apply SFAS No. 123, the Company's net loss and loss per diluted share would have approximated the pro forma amounts indicated below:

	Three Months Ended March 31,
	2005	2004
	(In thousands except per share data)
Net loss applicable to common stock, as reported	$(2,612)	$(1,258)
Less: Compensation expense per SFAS No. 123, net of tax	311	271

Pro forma loss after effect of SFAS No. 123	$(2,923)	$(1,529)

Diluted loss per share, as reported	$(0.13)	$(0.06)
Pro forma loss per share after effect of SFAS No. 123	$(0.15)	$(0.08)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model resulting in a weighted average per share fair value of $3.80 and $2.35 for grants made during the quarters ended March 31, 2005 and 2004, respectively. The following assumptions were used for option grants made during the quarters ended March 31, 2005 and 2004, respectively: expected volatility of 222 percent and 105 percent; risk-free interest rates of 4.0 percent and 3.98 percent; expected lives of up to ten years and no expected dividends to be paid. The compensation expense included in the above pro forma data may not be indicative of amounts to be included in future periods as the fair value of options granted prior to 1995 was not determined and the Company expects future grants.

        In December 2004, SFAS No. 123 "Accounting for Stock-Based Compensation" was revised (SFAS No. 123R). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is effective for annual periods beginning after January 1, 2006. The Company is in the process of evaluating the impact of the implementation of SFAS No. 123R.

Use of Estimates

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the Company's significant estimates and assumptions made in preparation of its financial statements that deal with the greatest amount of uncertainty:

          Allowance for Doubtful Accounts—The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation and the likelihood of success in collecting the receivable. Accounts are written off periodically during the year as they are deemed uncollectible when collection efforts have been unsuccessful. The allowance for doubtful accounts was approximately $1.2 million at March 31, 2005 and December 31, 2004.

          Loss Contracts—The Company evaluates its revenue producing contracts to determine whether the projected revenues of such contracts exceed the direct cost to service such contracts. These evaluations include estimates of the future revenues and expenses. Accruals for loss contracts are adjusted based on these evaluations. An accrual for loss contracts was not required as of March 31, 2005.

          Long Term Construction Contracts—Certain long term construction projects are accounted for using the percentage of completion method of accounting and accordingly revenues are recorded based on estimates of total costs to be incurred under the contract. We typically subcontract a portion of the work to subcontractors under fixed price contracts. Costs and estimated earnings in excess of billings included in the accompanying consolidated balance sheets represents revenues recognized in excess of amounts billed under the terms of contracts accounted for on the percentage of completion method of accounting. These amounts are billable upon completion of contract performance milestones or other specified conditions of the contract.

          Property and Equipment/Long-Lived Assets—Property and equipment is reviewed for impairment pursuant to the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The carrying amount of an asset (group) is considered impaired if it exceeds the sum of the Company's estimate of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges.

        The Company regularly incurs costs to develop potential projects or facilities and procure contracts for the design, permitting, construction and operations of facilities. The Company has recorded $8.1 million in property and long-term assets related to these activities at March 31, 2005, compared to $29.2 million at December 31, 2004 (approximately $4.2 million and $21.8 million are classified as construction in progress at March 31, 2005 and December 31, 2004, respectively). The decrease as of March 31, 2005 is primarily due to the Sacramento biosolids facility which commenced operations in December 2004 and is now being depreciated. The Company routinely reviews the status of each of these projects to determine if these costs are realizable.

          Goodwill—Goodwill attributable to the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, the Company tests for impairment annually at year end unless factors indicate that an impairment may have occurred.

          Purchase Accounting—The Company estimates the fair value of assets, including property, machinery and equipment and its related useful lives and salvage values, and liabilities when allocating the purchase price of an acquisition.

          Income Taxes—The Company assumes the deductibility of certain costs in its income tax filings and estimates the recovery of deferred income tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets becomes deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from its estimates, the Company may not realize deferred tax assets to the extent it was estimated.

          Legal and Contingency Accruals—The Company estimates and accrues the amount of probable exposure it may have with respect to litigation, claims and assessments. These estimates are based on management's facts and the probabilities of the ultimate resolution of the litigation.

          Self-Insurance Reserves—The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based on known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

        Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

(2) Costs and Estimated Earnings in Excess of Billings

        Activity of the Company's costs and estimated earnings in excess of billings consists of the following:

	March 31, 2005	December 31, 2004
	(In thousands)
Costs and estimated earnings on contracts in progress	$28,637	$20,262
Less—Billings to date	(12,967)	(7,459)

Costs and estimated earnings in excess of billings on uncompleted contracts	$15,670	$12,803

Current assets	$10,822	$8,099
Non current assets	4,848	4,704

Total	$15,670	$12,803

        Accounts payable includes approximately $11.0 and $6.5 million at March 31, 2005 and December 31, 2004, respectively, for contracts accounted for under the percentage of completion method of accounting, the majority of which is not payable until the Company collects its customer billings on the related contracts.

(3) Short-term Debt Obligations

        In August 2004, the Company entered into a $4.0 million short term note with a bank for the purchase of land. The note bears interest at LIBOR or prime plus a margin which currently approximates 4.67 percent and was repaid in February 2005 with borrowings on the Company's revolving line of credit. The Company plans to use the land as part of the development of a compost facility in Southern California.

(4) Long-term Debt Obligations

        Long-term debt obligations consist of the following:

	March 31, 2005	December 31, 2004
	(In thousands)
Senior credit facility—
Revolving line of credit	$4,700	$5,100
Term loans	23,806	23,867
Subordinated debt	150,000	150,000
Fair value adjustment of subordinated debt as a result of interest rate swaps	(694)	(534)
Notes payable to former owners	831	855
Other notes payable	13	13

Total debt	$178,656	$179,301
Less: Current maturities	(850)	(848)

Long-term debt, net of current maturities	$177,806	$178,453

Credit Facility

        On May 8, 2002, the Company entered into a $150 million amended and restated Senior Credit Agreement (the "Senior Credit Agreement") by and among the Company, Bank of America, N.A., and certain other lenders to fund working capital for acquisitions, to refinance existing debt, to provide working capital for operations, to fund capital expenditures and for other general corporate purposes. The Senior Credit Agreement bears interest at LIBOR or prime plus a margin based on a pricing schedule as set out in the Senior Credit Agreement which currently approximates 7.25 percent for the Revolving Loan and 5.83 percent on the Term B loans.

        During May 2003, the Company further amended its credit facility to increase the revolving loan commitment to approximately $95 million.

        The loan commitments under the Senior Credit Agreement, as amended, are as follows:

  (i)
  Revolving Loan up to $95 million outstanding at anytime;

  (ii)
  Term B Loans (which, once repaid, may not be reborrowed) of $70 million; and

  (iii)
  Letters of Credit up to $50 million as a subset of the Revolving Loan. At March 31, 2005, the Company had approximately $37.8 million of Letters of Credit outstanding.

        On March 9, 2004, the Company amended its credit facility to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

        The amounts borrowed under the Senior Credit Agreement are subject to repayment as follows:

Period Ending December 31,	Revolving Loan	Term Loans
2002	—	0.25%
2003	—	1.00%
2004	—	1.00%
2005	—	1.00%
2006	—	1.00%
2007	100.00%	1.00%
2008	—	94.75%

	100.00%	100.00%

        The Senior Credit Agreement includes mandatory repayment provisions related to excess cash flows, proceeds from certain asset sales, debt issuances and equity issuances, all as defined in the Senior Credit Agreement. These mandatory repayment provisions may also reduce the available commitment. The Senior Credit Agreement contains standard covenants including compliance with laws, limitations on capital expenditures, restrictions on dividend payments, limitations on mergers and compliance with financial covenants. The Company was in compliance with those covenants as of March 31, 2005. The Senior Credit Agreement is collateralized by substantially all the assets of the Company and expires on December 31, 2008. As of March 31, 2005, the Company had approximately $52.5 million of unused borrowings under the Senior Credit Agreement, of which approximately $38.8 million is available for borrowing based on the ratio limitations included in the Senior Credit Agreement.

Senior Subordinated Notes

        In April 2002, the Company issued $150 million aggregate in principal amount of its 9 1/2 percent Senior Subordinated Notes due on April 1, 2009 (the "Notes"). The Notes are unsecured senior indebtedness and are guaranteed by all of the Company's existing and future domestic subsidiaries, other than subsidiaries treated as unrestricted subsidiaries ("Guarantors"). As of March 31, 2005, all subsidiaries, other than the subsidiaries formed to own and operate the Sacramento dryer project, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (see Note 5) and South Kern Industrial Center, LLC, were Guarantors of the Notes. Interest on the Notes accrues from April 17, 2002, and is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2002. On or after April 1, 2006, the Company may redeem some or all of the Notes at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period commencing on April 1 of the years indicated below:

Years	Loan
2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

        Prior to April 1, 2005, the Company could redeem up to 35 percent of the original aggregate principal amount of the Notes at a premium of 9 1/2 percent with the net cash of public offerings of equity, provided that at least 65 percent of the original aggregate principal amount of the Notes remains outstanding after the redemption. Upon the occurrence of specified change of control events, unless the Company has exercised its option to redeem all the Notes as described above, each holder will have the right to require the Company to repurchase all or a portion of such holder's Notes at a purchase price in cash equal to 101 percent of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased, to the applicable date of purchase. The Company did not redeem any of these Notes prior to April 1, 2005. The Notes were issued under an indenture, dated as of April 17, 2002, among the Company, the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "Indenture"). The Indenture limits the ability of the Company and the restricted subsidiaries to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of certain of its subsidiaries to pay dividends or other payments to the Company, enter into transactions with affiliates, and engage in mergers, consolidations and certain sales of assets.

        The Notes and the guarantees of the Guarantors are (i) unsecured; (ii) subordinate in right of payment to all existing and future senior indebtedness (including all borrowings under the credit facility and surety obligations) of Synagro and the Guarantors; (iii) equal in right of payment to all future and senior subordinated indebtedness of Synagro and the Guarantors; and (iv) senior in right of payment to future subordinated indebtedness of Synagro and the Guarantors.

Derivatives and Hedging Activities

        On July 24, 2003, the Company entered into two interest rate swap transactions with two financial institutions to hedge the Company's exposure to changes in the fair value on $85 million of its Notes. The purpose of these transactions was to convert future interest due on $85 million of the Notes to a lower variable rate in an attempt to realize savings on the Company's future interest payments. The terms of the interest rate swap contract and the underlying debt instruments are identical. The Company has designated these swap agreements as fair value hedges. On September 23, 2004, the Company unwound $18 million of these swaps and received a settlement payment of approximately $0.1 million that was deducted from interest expense. On January 6, 2005, the Company unwound the remaining $67 million of interest rate swaps and paid $0.5 million for the settlement of these swaps. At March 31, 2005 the fair value adjustment to the subordinated debt relating to these swaps was $0.7 million and was recorded as a reduction to debt. This fair value adjustment will be amortized over the remaining original life of the Notes and charged to interest expense. The amount of amortization charged to interest expense during the three month period ended March 31, 2005 was approximately $29,000.

        The Company previously had outstanding 12 percent subordinated debt which was repaid on April 17, 2002, with the proceeds from the sale of the Notes. On June 25, 2002, the Company entered into a floating-to-fixed interest rate swap agreement that substantially offsets market value changes in the Company's reverse swap agreement. The liability related to this reverse swap agreement and the floating-to-fixed offset agreement totaling approximately $2.2 million is reflected in other long-term liabilities at March 31, 2005. The loss recognized during the period ended March 31, 2005 related to the floating-to-fixed interest rate swap agreement was approximately $0.8 million, while the gain recognized related to the reverse swap agreement was approximately $0.8 million. The amount of the ineffectiveness of the reverse swap agreement charged to other expense was approximately $3,000 during the three month period ended March 31, 2005.

        On June 25, 2001, the Company entered into a reverse swap on its 12 percent subordinated debt and used the proceeds from the reverse swap agreement to retire previously outstanding floating-to-fixed interest rate swap agreements (the "Retired Swaps") and option agreements. Accordingly, the balance included in accumulated other comprehensive loss included in stockholders' equity related to the retired swaps is being recognized in future periods' income over the remaining term of the original swap agreement. The amount of accumulated other comprehensive income charged to interest expense during the three month period ended March 31, 2005 was approximately $0.1 million.

(5) Nonrecourse Project Revenue Bonds

	March 31, 2005	December 31, 2004
	(in thousands)
Maryland Energy Financing Administration Limited
Obligation Solid Waste Disposal Revenue Bonds, 1996 series—
Revenue bonds due 2001 to 2005 at stated interest rates of 5.45% to 5.85%	$2,710	$2,710
Term revenue bond due 2010 at stated interest rate of 6.30%	16,295	16,295
Term revenue bond due 2016 at stated interest rate of 6.45%	22,360	22,360

	41,365	41,365
California Pollution Control Financing Authority Solid Waste Revenue Bonds—
Series 2002A—Revenue bonds due 2008 to 2024 at stated interest rates of 4.375% to 5.50%, net of discount of $278	19,772	19,766
Series 2002B—Revenue bonds due 2005 at stated interest rate of 4.25%, net of discount of $2	1,198	1,197

	20,970	20,963

Total nonrecourse project revenue bonds	62,335	62,328
Less: Current maturities	(3,300)	(3,300)

Nonrecourse project revenue bonds, net of current maturities	$59,035	$59,028

Amounts recorded in other assets as restricted cash—debt service fund	$7,965	$7,287

        In 1996, the Maryland Energy Financing Administration (the "Administration") issued nonrecourse tax-exempt project revenue bonds (the "Maryland Project Revenue Bonds") in the aggregate amount of $58.6 million. The Administration loaned the proceeds of the Maryland Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now Synagro's wholly owned subsidiary known as Synagro-Baltimore, L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Maryland Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. The Company assumed all obligations associated with the Maryland Project Revenue Bonds in connection with its acquisition of the Bio Gro division of Waste Management, Inc. ("Bio Gro") in 2000. Maryland Project Revenue Bonds in the aggregate amount of approximately $17.2 million have already been repaid. The remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.85 percent and 6.45 percent and mature on dates between December 1, 2005, and December 1, 2016.

        The Maryland Project Revenue Bonds are primarily collateralized by the pledge of revenues and assets related to the Company's Back River and Patapsco thermal facilities. The underlying service contracts between the Company and the City of Baltimore obligated the Company to design, construct and operate the thermal facilities and obligated the City of Baltimore to deliver biosolids for processing at the thermal facilities. The City of Baltimore makes all payments under the service contracts directly with a trustee for the purpose of paying the Maryland Project Revenue Bonds.

        At the Company's option, it may cause the redemption of the Maryland Project Revenue Bonds at any time on or after December 1, 2006, subject to redemption prices specified in the loan agreement. The Maryland Project Revenue Bonds will be redeemed at any time upon the occurrence of certain extraordinary conditions, as defined in the loan agreement.

        Synagro-Baltimore, L.L.C. guarantees the performance of services under the underlying service agreements with the City of Baltimore. Under the terms of the Bio Gro acquisition purchase agreement, Waste Management, Inc. also guarantees the performance of services under those service agreements. Synagro has agreed to pay Waste Management $0.5 million per year beginning in 2007 until the Maryland Project Revenue Bonds are paid or its guarantee is removed. Neither Synagro-Baltimore, L.L.C. nor Waste Management has guaranteed payment of the Maryland Project Revenue Bonds or the loan funded by the Maryland Project Revenue Bonds.

        The loan agreement, based on the terms of the related indenture, requires that Synagro place certain monies in restricted fund accounts and that those funds be used for various designated purposes (e.g., debt service reserve funds, bond funds, etc.). Monies in these funds will remain restricted until the Maryland Project Revenue Bonds are paid.

        At March 31, 2005, the Maryland Project Revenue Bonds were collateralized by property, machinery and equipment with a net book value of approximately $53.7 million and restricted cash of approximately $7.7 million, of which approximately $6.3 million is in a debt service fund that is established to partially secure certain payments and can be utilized to make the final payment at the Company's request.

Sacramento Project Bonds

        In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $20.9 million (net of original issue discount of $0.4 million). The nonrecourse revenue bonds consist of $19.7 million (net of original issue discount of $0.4 million) Series 2002-A and $1.2 million (net of original issue discount of $9,000) Series 2002-B (collectively, the "Sacramento Bonds"). The Authority loaned the proceeds of the Sacramento Bonds to Sacramento Project Finance, Inc., a wholly owned subsidiary of the Company, pursuant to a loan agreement dated December 1, 2002. The purpose of the loan is to finance the design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional County Sanitation District ("Sanitation District"). The Sacramento Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006, and December 1, 2024. The Sacramento facility commenced commercial operations in December 2004.

        The Sacramento Bonds are primarily collateralized by the pledge of certain revenues and all of the property of Sacramento Project Finance, Inc. The facility will be owned by Sacramento Project Finance, Inc. and leased to Synagro Organic Fertilizer Company of Sacramento, Inc., another wholly owned subsidiary of the Company. Synagro Organic Fertilizer Company of Sacramento, Inc. will be obligated under a lease agreement dated December 1, 2002, to pay base rent to Sacramento Project Finance, Inc. in an amount exceeding the debt service of the Bonds. The facility will be located on property owned by the Sanitation District. The Sanitation District will provide the principal source of revenues to Synagro Organic Fertilizer Company of Sacramento, Inc. through a service fee under a contract that has been executed.

        At the Company's option, it may cause the early redemption of some Sacramento Bonds at any time or after December 7, 2007, subject to redemption prices specified in the loan agreement.

        The loan agreement requires that Sacramento Project Finance, Inc. place certain monies in restricted accounts and that those funds be used for designated purposes (e.g., operation and maintenance expense account, reserve requirement accounts, etc.). Monies in these funds will remain restricted until the Bonds are paid.

        At March 31, 2005, the Sacramento Bonds are partially collateralized by restricted cash of approximately $2.1 million, of which approximately $1.7 million is in a debt service fund that is established to secure certain payments and can be utilized to make the final payment at the Company's request, and the remainder is reserved for construction costs expected to be incurred after notice to proceed is received. The Company is not a guarantor of the Bonds or the loan funded by the Bonds.

        The Maryland Project Revenue Bonds and the Sacramento Bonds are excluded from the financial covenant calculations required by the Company's Senior Credit Agreement.

(6) Commitments and Contingencies

Litigation

        The Company's business activities are subject to environmental regulation under federal, state and local laws and regulations. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local levels. The Company believes that these matters will not have a material adverse effect on its business, financial condition, results of operations and cash flows. However, the outcome of any particular proceeding cannot be predicted with certainty. The Company is required under various regulations to procure licenses and permits to conduct its operations. These licenses and permits are subject to periodic renewal without which its operations could be adversely affected. There can be no assurance that regulatory requirements will not change to the extent that it would materially affect the Company's consolidated financial statements.

Reliance Insurance

        For the 24 months ended October 31, 2000 (the "Reliance Coverage Period"), the Company insured certain risks, including automobile, general liability, and worker's compensation, with Reliance National Indemnity Company ("Reliance") through policies totaling $26 million in annual coverage. On May 29, 2001, the Commonwealth Court of Pennsylvania entered an order appointing the Pennsylvania Insurance Commissioner as Rehabilitator and directing the Rehabilitator to take immediate possession of Reliance's assets and business. On June 11, 2001, Reliance's ultimate parent, Reliance Group Holdings, Inc., filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. On October 3, 2001, the Pennsylvania Insurance Commissioner removed Reliance from rehabilitation and placed it into liquidation.

        Claims have been asserted and/or brought against the Company and its affiliates related to alleged acts or omissions occurring during the Reliance Coverage period. It is possible, depending on the outcome of possible claims made with various state insurance guaranty funds, that the Company will have no, or insufficient, insurance funds available to pay any potential losses. There are uncertainties relating to the Company's ultimate liability, if any, for damages arising during the Reliance Coverage Period, the availability of the insurance coverage, and possible recovery for state insurance guaranty funds.

        In June 2002, the Company settled one such claim that was pending in Jackson County, Texas. The full amount of the settlement was paid by insurance proceeds; however, as part of the settlement, the Company agreed to reimburse the Texas Property and Casualty Insurance Guaranty Association an amount ranging from $0.6 to $2.5 million depending on future circumstances. The Company estimated its exposure at approximately $1.0 million for the potential reimbursement to the Texas Property and Casualty Insurance Guaranty Association for costs associated with the settlement of this case and for unpaid insurance claims and other costs for which coverage may not be available due to the pending liquidation of Reliance. The Company believes accruals of approximately $1.0 million as of March 31, 2005, are adequate to provide for its exposures. The final resolution of these exposures could be substantially different from the amount recorded.

Design and Build Contract Risk

        The Company participates in design and build construction operations, usually as a general contractor. Virtually all design and construction work is performed by unaffiliated subcontractors. As a consequence, the Company is dependent upon the continued availability of and satisfactory performance by these subcontractors for the design and construction of its facilities. There is no assurance that there will be sufficient availability of and satisfactory performance by these unaffiliated subcontractors. In addition, inadequate subcontractor resources and unsatisfactory performance by these subcontractors could have a material adverse effect on the Company's business, financial condition and results of operation. Further, as the general contractor, the Company is legally responsible for the performance of its contracts and, if such contracts are under-performed or nonperformed by its subcontractors, the Company could be financially responsible. Although the Company's contracts with its subcontractors provide for indemnification if its subcontractors do not satisfactorily perform their contract, there can be no assurance that such indemnification would cover the Company's financial losses in attempting to fulfill the contractual obligations.

Other

        There are various other lawsuits and claims pending against the Company that have arisen in the normal course of business and relate mainly to matters of environmental, personal injury and property damage. The outcome of these matters is not presently determinable but, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

Self-Insurance

        The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages, and actuarial assumptions regarding future claims development and claims incurred but not reported.

(7) Earnings Per Common Share

        Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. For periods in which the Company has reported a cumulative effect of an accounting change, the Company uses income from continuing operations as the "control number" in determining whether potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations has been used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts. Diluted EPS is computed by dividing net income before preferred stock dividends by the total of the weighted average number of common shares outstanding for the period, the weighted average number of shares of common stock that would be issued assuming conversion of the Company's preferred stock, and other common stock equivalents for options and warrants outstanding determined using the treasury stock method.

        The following table summarizes the net income and weighted average shares to reconcile basic EPS and diluted EPS for the period ended March 31, 2005 and 2004.

	Three Months Ended March 31,
	2005	2004
	(In thousands except share data)
Net income (loss) applicable to common stock:
Net income (loss) before preferred stock dividends	$(340)	$880
Preferred stock dividends	2,272	2,138

Net loss applicable to common stock	$(2,612)	$(1,258)

Loss per share:
Basic net loss per share	$(0.13)	$(0.06)

Diluted net loss per share	$(0.13)	$(0.06)

Weighted average shares outstanding for basic and diluted earnings per share	20,020,183	19,775,821

        Basic and diluted EPS are the same for the period ended March 31, 2005 and 2004, because diluted EPS was less dilutive than basic EPS ("antidilutive"). Accordingly, 42,046,326 and 37,461,672 shares representing common stock equivalents have been excluded from the diluted EPS calculations for the period ended March 31, 2005 and 2004, respectively.

(8) Condensed Consolidating Financial Statements

        As discussed in Note 5, as of March 31, 2005, all of the Company's 100% owned domestic subsidiaries, except the subsidiaries formed to own and operate the compost project in Southern California, South Kern Industrial Center, L.L.C. (see Note 3), the Sacramento biosolids processing facility, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (See Note 5), and Philadelphia Biosolids Services, L.L.C. (collectively the "Non-Guarantor Subsidiaries"), are Guarantors of the Notes. Each of the Guarantors is 100% owned by Synagro and the guarantees are full, unconditional and joint and several. Additionally, the Company is not a Guarantor for the debt of the Non-Guarantor Subsidiaries. Accordingly, the following condensed consolidating balance sheets have been presented as of March 31, 2005 and December 31, 2004. The condensed consolidated statements of operations and of cash flows have also been presented for the three month period ended March 31, 2005 with no comparable period in the prior year as there were no operations at the Sacramento biosolids processing facility until December 2004.

Consolidating Balance Sheets
as of March 31, 2005

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$32	$32	$209	$—	$273
Restricted cash	—	1,496	—	—	1,496
Accounts receivable, net	—	55,979	1,686	—	57,665
Note receivable, current	—	218	—	—	218
Prepaid expenses and other current assets	—	21,719	88	—	21,807

Total current assets	32	79,444	1,983	—	81,459
Property, machinery & equipment, net	—	200,617	22,735	—	223,352
Other Assets:
Goodwill	—	171,855	—	—	171,855
Investments in subsidiaries	85,384	—	—	(85,384)	—
Intercompany	280,415	—	—	(280,415)	—
Restricted cash—construction fund	—	—	339	—	339
Restricted cash—debt service fund	—	6,251	1,714	—	7,965
Other, net	4,650	11,410	2,973	—	19,033

Total assets	$370,481	$469,577	$29,744	$(365,799)	$504,003

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$244	$606	$—	$—	$850
Current maturities of nonrecourse project revenue bonds	—	2,710	590	—	3,300
Current maturities of capital lease obligations	—	2,944	—	—	2,944
Accrued interest payable	7,572	925	369	8,866
Accounts payable and accrued expenses	—	52,157	788	—	52,945

Total current liabilities	7,816	59,342	1,747	—	68,905
Long-Term Debt:
Long-term debt obligations, net	177,568	238	—	—	177,806
Nonrecourse project revenue bonds, net	—	38,655	20,380	—	59,035
Intercompany	—	280,343	72	(280,415)	—
Capital lease obligations, net	—	10,647	—	—	10,647

Total long-term debt	177,568	329,883	20,452	(280,415)	247,488
Other long-term liabilities	20,379	2,513	—	—	22,892

Total liabilities	205,763	391,738	22,199	(280,415)	339,285
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	97,398	—	—	—	97,398
Stockholders' Equity:
Capital	72,207	36,339	7,397	(43,736)	72,207
Accumulated deficit	(4,215)	41,500	148	(41,648)	(4,215)
Accumulated other comprehensive loss	(672)	—	—	—	(672)

Total stockholders' equity	67,320	77,839	7,545	(85,384)	67,320

Total liabilities and stockholders' equity	$370,481	$469,577	$29,744	$(365,799)	$504,003

Consolidating Balance Sheets
as of December 31, 2004

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$99	$21	$206	$—	$326
Restricted cash	—	655	—	—	655
Accounts receivable, net	—	63,367	524	—	63,891
Note receivable, current	—	218	—	—	218
Prepaid expenses and other current assets	—	19,663	11	—	19,674

Total current assets	99	83,924	741	—	84,764
Property, machinery & equipment, net	—	202,659	22,882	—	225,541
Other Assets:
Goodwill	—	171,855	—	—	171,855
Investments in subsidiaries	81,649	—	—	(81,649)	—
Intercompany	280,157	—	—	(280,157)	—
Restricted cash—construction fund	—	—	1,988	—	1,988
Restricted cash—debt service fund	—	5,573	1,714	—	7,287
Other, net	5,204	11,135	3,010	—	19,349

Total assets	$367,109	$475,146	$30,335	$(361,806)	$510,784

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short term debt	$—	$—	$4,000	$—	$4,000
Current maturities of long-term debt	244	604	—	—	848
Current maturities of nonrecourse project revenue bonds	—	3,300	—	—	3,300
Current maturities of capital lease obligations	—	3,028	—	—	3,028
Accounts payable and accrued expenses	3,896	56,192	2,581	—	62,669

Total current liabilities	4,140	63,124	6,581	—	73,845
Long-Term Debt:
Long-term debt obligations, net	178,189	264	—	—	178,453
Nonrecourse project revenue bonds, net	—	38,065	20,963	—	59,028
Intercompany	—	280,157	—	(280,157)	—
Capital lease obligations, net	—	11,318	—	—	11,318

Total long-term debt	178,189	329,804	20,963	(280,157)	248,799
Other long-term liabilities	20,929	3,360	—	—	24,289

Total liabilities	203,258	396,288	27,544	(280,157)	346,933
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	95,126	—	—	—	95,126
Stockholders' Equity:
Capital	73,398	36,339	2,750	(39,089)	73,398
Accumulated deficit	(3,875)	42,519	41	(42,560)	(3,875)
Accumulated other comprehensive loss	(798)	—	—	—	(798)

Total stockholders' equity	68,725	78,858	2,791	(81,649)	68,725

Total liabilities and stockholders' equity	$367,109	$475,146	$30,335	$(361,806)	$510,784

Consolidating Statements of Operations
as of March 31, 2005

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(dollars in thousands)
Revenue	$—	$75,154	$1,060	$—	$76,214
Cost of services	—	63,615	561	—	64,176

Gross Profit	—	11,539	499	—	12,038
Selling, general and administrative expenses	—	6,124	8	—	6,132
Gain on sale of assets	—	(76)	—	—	(76)
Amortization	—	37	—	—	37

Income from operations	—	5,454	491	—	5,945
Other expense:
Interest expense, net	5,234	970	311	—	6,515
Intercompany interest (income) expense	(6,184)	6,184	—	—	—
Equity in earnings of subs	912	—	—	(912)	—
Other (income) expense, net	—	(3)	—	—	(3)

Total other expense, net	(38)	7,151	311	(912)	6,512

Income (loss) before provision (benefit) for income taxes	38	(1,697)	180	912	(567)
Provision (benefit) for income taxes	378	(677)	72	—	(227)

Net income (loss) before preferred stock dividends	(340)	(1,020)	108	912	(340)
Preferred stock dividends	2,272	—	—	—	2,272

Net income (loss) applicable to common stock	$(2,612)	$(1,020)	$108	$912	$(2,612)

Consolidating Statements of Cash Flows
as of March 31, 2005

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(dollars in thousands)
Cash flows from operating activities:
Net income (loss) applicable to common stock	$(2,612)	$(1,020)	$108	$912	$(2,612)
Adjustments to reconcile net income applicable to common stock to net cash provided by operating activities:
Preferred stock dividends	2,272	—	—	—	2,272
Bad debt expense	—	150	—	—	150
Depreciation and amortization expense	—	4,963	265	—	5,228
Amortization of debt financing costs	314	—	7	—	321
Provision (benefit) for deferred income taxes	378	(677)	72	—	(227)
Tax benefit from exercise of stock options	88	—	—	—	88
Gain on sale of property, machinery and equipment	—	(76)	—	—	(76)
(Increase) decrease in the following, net:
Accounts receivable	—	7,238	(1,162)	—	6,076
Cost in excess of billings	—	(2,867)	—	—	(2,867)
Prepaid expenses and other current assets	240	1,133	(77)	—	1,296
Equity in earnings	912	—	—	(912)	—
Increase (decrease) in the following, net:
Accrued interest payable	3,676	925	247	—	4,848
Intercompany advances—trade	(6,184)	6,184	—	—	—
Accounts payable and accrued expenses and other long term liabilities	(357)	(5,640)	(22)	—	(6,019)

Net cash (used in) provided by operating activities	(1,273)	10,313	(562)	—	8,478

Cash flows from investing activities:
Purchase of property, machinery & equipment	—	(2,850)	(82)	—	(2,932)
Proceeds from sale of property, machinery & equipment	—	168	—	—	168
Facility construction funded by restricted cash	—	—	(1,648)	—	(1,648)
Decrease in restricted cash for facility construction	—	—	1,648	—	1,648
Increase in other restricted cash accounts	—	(1,519)	—	—	(1,519)

Net cash used in investing activities	—	(4,201)	(82)	—	(4,283)

Cash flows from financing activities:
Payments of debt	(1,961)	(780)	(4,000)	—	(6,741)
Net increase in bank revolver borrowings	1,500	—	—	—	1,500
Intercompany notes with subsidiaries	5,321	(5,321)	—	—	—
Capital contributions	(4,647)	—	4,647	—	—
Exercise of options and warrants	993	—	—	—	993

Net cash (used in) provided by financing activities	1,206	(6,101)	647	—	(4,248)

Net increase (decrease) in cash and cash equivalents	(67)	11	3	—	(53)
Cash and cash equivalents, beginning of period	99	21	206	—	326

Cash and cash equivalents, end of period	$32	$32	$209	$—	$273

(9) Segment Information

      The Company's Chief Operating Decision Maker regularly evaluates operating results, assesses performance and allocates resources on a geographic basis, except for the Company's rail operations and its engineering, facilities, and development (EFD) group which are separately managed. Accordingly, the Company reports the results of its activities in three reporting segments, which include: Residuals Management Operations, Rail Transportation, and EFD.

        Residuals Management Operations include the Company's business activities that are managed on a geographic basis in the Northeast, Central, South, and West regions of the United States. These geographic areas have been aggregated and reported as a segment because they meet the aggregation criteria of SFAS 131. Rail Transportation includes the transfer and rail haul of materials across several states where the material is typically either land applied or landfill disposed. Rail Transportation is a separate segment because it is monitored separately and because it only offers long-distance land application and disposal services to its customers. EFD includes construction management activities and first year of operations for certain new processing facilities as well as the marketing and sale of certain pellets and compost fertilizers.

        The Company's operations by reportable segment are summarized below (in thousands):

	Residuals Management Operations	Rail Transportation	Engineering Facilities Development	Segments Combined	Corporate/ Eliminations	Consolidated
Three Months Ended March 31, 2005
Revenue from external services	$58,293	$7,284	$10,637	$76,214	$—	$76,214
Revenues from other segments	228	665	—	893	(893)	—
Income (loss) from operations	8,147	488	663	9,298	(3,353)	5,945
Three Months Ended March 31, 2004
Revenue from external services	$61,197	$9,606	$1,857	$72,660	$—	$72,660
Revenues from other segments	—	785	—	785	(785)	—
Income (loss) from operations	9,636	1,355	(601)	10,390	(3,738)	6,652

        The accounting policies of the Company's segments are the same as those described for the Company in Note 1. Revenues from transactions with other segments are based on terms substantially similar to transactions with unrelated third party customers. The following reconciles segment income from operations to the Company's consolidated income before provision for income taxes:

	Three Months Ended March 31,
	2005	2004
	(In thousands)
Segment income from operations	$9,298	$10,390
Corporate	3,353	3,738

Income from operations	5,945	6,652
Total other expense, net	6,512	5,209

Income (loss) before provision (benefit) for income taxes	$(567)	$1,443

(10) Subsequent Events

        On April 29, 2005, the Company executed a new credit facility with Bank of America, N.A., Lehman Commercial Paper Inc., CIBC World Markets Corp., and certain other lenders. The closing of the new credit facility is contingent upon and will coincide with the anticipated closing of the Company's proposed equity offering (as discussed below), tender offer for the Notes, and certain other conditions precedent. The lenders' commitments with respect to the new credit facility will expire on June 30, 2005, in the event all conditions precedent have not been satisfied or waived or the expiration date has not been extended. A portion of the proceeds from the new credit facility will be used to refinance indebtedness under the Company's existing senior credit facility and to tender for all of its $150 million of outstanding 9 1/2% senior subordinated notes due 2009. The new facility will allow the Company to pay a significant portion of its excess cash flow to shareholders through cash dividends provided the Company maintains compliance with certain financial covenants and certain other restrictions. The Company expects that the new credit facility will also result in cash interest savings of approximately $5 million per year. The new credit facility will be comprised of a 5-year $95 million revolving credit facility, a 7-year $180 million term loan, and a 7-year $30 million delayed draw term loan.

        The proceeds of the delayed draw term loan will be used to partially fund new facility construction costs in 2005. The Company has several new facilities under development which are scheduled to begin operations in the next 18 months. These new facilities will be operated under signed long-term contracts. The development of these new facilities is consistent with the Company's strategy to pursue new facilities opportunities that provide long-term highly predictable cash flows. These facilities include a composting facility in Kern County, California, an incineration facility upgrade in Woonsocket, Rhode Island, a dewatering facility in Providence, Rhode Island, a dryer facility in Honolulu, Hawaii and a composting facility in Los Palos, California.

        On April 27, 2005, the Company filed a Registration Statement on Form S-1/A for the issuance and sale of 9,713,024 shares of the Company's common stock by the Company and 23,879,451 shares of the Company's common stock by the selling shareholders named in the registration statement.

32,938,076 Shares

Synagro Technologies, Inc.

Common Stock

PROSPECTUS
                  , 2005

Banc of America Securities LLC
Lehman Brothers

CIBC World Markets

Raymond James
Sanders Morris Harris

        You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Synagro Technologies, Inc. in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$20,598
NASD filing fee	31,000
Exchange listing fees	10,000
Transfer Agent's Fee	12,000
Printing and engraving costs	250,000
Legal fees and expenses	800,000
Accounting fees and expenses	275,000
Miscellaneous	74,402

Total	$1,473,000

*
To be provided by amendment.

Item 14.  Indemnification of Directors and Officers

        General Corporation Law of the State of Delaware.    The General Corporation Law of the State of Delaware ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. The registrant's certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.

        The registrant's certificate of incorporation provides that the registrant must indemnify its directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

        The registrant maintains insurance to protect itself and its directors and officers against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15.  Recent Sales of Unregistered Securities

        None.

Item 16.  Exhibits and Financial Statement Schedules

(a)
Exhibits.

        Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

(b)
Financial Statement Schedules

        None.

Item 17.  Undertakings

        The undersigned registrant hereby undertakes that

        1.     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        2.     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 20, 2005.

SYNAGRO TECHNOLOGIES, INC.
By:	/s/ ROBERT C. BOUCHER
Name:	Robert C. Boucher
Title:	President and Chief Executive Officer

* * * * *

        Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on May 20, 2005.

Signature	Title

* Ross M. Patten	Chairman of the Board
/s/ ROBERT C. BOUCHER Robert C. Boucher	President, Chief Executive Officer and Director (Principal Executive Officer)
* J. Paul Withrow	Chief Financial Officer, Senior Executive Vice President and Director (Principal Financial and Accounting Officer)
* Gene Meredith	Director
* Kenneth Ch'uan-k'ai Leung	Director
* Alfred Tyler, 2nd	Director

* David A. Donnini	Director
* Vincent J. Hemmer	Director
* George E. Sperzel	Director
*By:	/s/ ROBERT C. BOUCHER Robert C. Boucher Attorney-In-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.1	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of Synagro Technologies, Inc. (Incorporated by reference to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-1, dated October 25, 1996).
3.2	Amended and Restated Bylaws of Synagro Technologies, Inc. (Incorporated by reference to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-1, dated October 25, 1996).
4.1	Form of stock certificate for common stock (Incorporated by reference to the Company's Registration Statement on Form S-1, dated August 19, 1995).
4.2	Rights Agreement dated as of December 20, 1996, between Synagro Technologies, Inc. and Intercontinental Registrar & Transfer Agency, Inc. (Incorporated by reference as Exhibit 4.1 to the Company's Form 8-A, dated December 27, 1996).
4.3	Amended and Restated Registration Agreement dated August 14, 2000, by and between Synagro Technologies, Inc., GTCR Fund VII. L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., and TCW Leverage Income Trust IV, L.P. (Incorporated by reference to Exhibit 2.8 to the Company's Current Report on Form 8-K, dated August 28, 2000).
5.1	Opinion of Kirkland & Ellis LLP.
10.1	Form of Indemnification Agreement (Incorporated by reference to Appendix F to the Company's Proxy Statement on Schedule 14A for Annual Meeting of Stockholders, dated May 9, 1996).
10.2	Amended and Restated 1993 Stock Option Plan dated August 5, 1996 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-64999), dated September 30, 1998).
10.3	Stock Purchase Agreement dated March 31, 2000, by and between Synagro Technologies, Inc. and Compost America Holding Company, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated June 30, 2000).
10.4	Earn Out Agreement dated June 15, 2000, by and among Synagro Technologies, Inc. and Compost America Holding Company, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, dated June 30, 2000).
10.5	Purchase Agreement dated January 27, 2000, by and between Synagro Technologies, Inc. and GTCR Fund VII, L.P. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.6	Professional Services Agreement, dated January 27, 2000, by and between Synagro Technologies, Inc. and GTCR Fund VII, L.P. (Incorporated by reference to Exhibit 2.7 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.7	Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., and TCW Leveraged Income Trust IV, L.P. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.8	Stock Purchase Agreement dated April 28, 2000, by and among Synagro Technologies, Inc., Resco Holdings, Inc., Waste Management Holdings, Inc., and Waste Management, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated August 28, 2000).
10.9	Amended and Restated Monitoring Agreement dated August 14, 2000, by and between Synagro Technologies, Inc., GTCR Golder Rauner, L.L.C., and TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW

Leveraged Income Trust II, L.P., and TCW Leveraged Income Trust IV, L.P. (Incorporated by reference to Exhibit 2.12 to the Company's Current Report on Form 8-K, dated August 28, 2000).
10.10	Employment Agreement dated February 19, 1999, by and between Synagro Technologies, Inc. and Ross M. Patten (Incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 10-K/A, dated April 30, 2001); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and Ross M. Patten (Incorporated by reference to Exhibit 2.8 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.11	Employment Agreement dated February 19, 1999, by and between Synagro Technologies, Inc. and Mark A. Rome (Incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 10-K/A, dated April 30, 2001); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and Mark A. Rome (Incorporated by reference to Exhibit 2.9 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.12	Employment Agreement dated February 19, 1999, by and between Synagro Technologies, Inc. and Alvin L. Thomas II (Incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 10-K/A, dated April 30, 2001); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and Alvin L. Thomas, II (Incorporated by reference to Exhibit 2.10 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.13	Employment Agreement dated May 10, 1999, by and between Synagro Technologies, Inc. and J. Paul Withrow (Incorporated by reference to Exhibit 2.11 to the Company's Current Report on Form 8-K, dated February 17, 2000); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and J. Paul Withrow (Incorporated by reference to Exhibit 2.12 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.14	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and Ross M. Patten (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.15	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and Mark A. Rome (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.16	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and Alvin L. Thomas, II (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.17	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and J. Paul Withrow (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.18	2000 Stock Option Plan dated October 31, 2000 (Incorporated by reference to Exhibit A to the Company's Proxy Statement on Schedule 14A for Annual Meeting of Stockholders, dated September 28, 2000).
10.19	Employment Agreement dated March 1, 2002, by and between Synagro Technologies, Inc. and Robert Boucher (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.20	Amendment No. 1 to Employment Agreement dated effective February 1, 2002, by and between Synagro Technologies, Inc. and Randall S. Tuttle (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

10.21	Fourth Amended and Restated Credit Agreement dated March 9, 2004, among Synagro Technologies, Inc., various financial institutions, and Bank of America, N.A. (Incorporated by reference to the Company's Form 10-Q for the period ended March 31, 2004).
10.22	Amendment No. 3 to Employment Agreement dated effective December 30, 2003, by and between Synagro Technologies, Inc. and Ross M. Patten. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.23	General Release dated effective December 30, 2003, executed and delivered by Ross M. Patten in favor of Synagro Technologies, Inc. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.24	Synagro Technologies, Inc. 2005 Restricted Stock Plan.
10.25	Credit Agreement, dated as of April 29, 2005, among Synagro Technologies, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Lehman Commercial Paper Inc., as Syndication Agent, and CIBC World Markets Corp., as Documentation Agent.
21.1	Subsidiaries of Synagro Technologies, Inc. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney.

*
Previously filed.

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TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
SUMMARY
Summary Risks
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE FOR COMMON STOCK
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL DATA
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SYNAGRO TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the Years Ended December 31, 2004, 2003 and 2002 (in thousands except share data)
SYNAGRO TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
SYNAGRO TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands except share and per share data)
SYNAGRO TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED) (in thousands except share data)
SYNAGRO TECHNOLOGIES, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX